Itaú

2nd Quarter, 2011

Management Discussion & Analysis and Complete Financial Statements

Itaú Unibanco Holding S.A.

Itaú Unibanco

Contents

Management Discussion and Analysis 1

Complete Financial Statements 55

Management Discussion and Analysis

Itaú Unibanco Holding S.A.

Contents

Executive Summary 3

Analysis of Net income 11

Managerial Financial Margin 12

Banking Service Fees and Income from Banking Charges 15

Result from Loan Losses 16

Non-interest Expenses 18

Tax Expenses for ISS, PIS, Cofins and Others 20

Income Tax and Social Contribution on Net Income 20

Balance Sheet 22

Balance Sheet by Currency 26

Value at Risk 27

Ownership Structure 28

Analysis of Segments 31

Commercial Bank 36

Consumer Credit 37

Itaú BBA 38

Insurance, Pension Plans and Capitalization 39

Activities Abroad 47

Report of Independent Accountants 53

Complete Financial Statements 55

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices, and changes in tax legislation, among others).

Executive Summary

Itaú

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

R$ million (except where indicated)

	2nd Q/11	1st Q/11	2nd Q/10	1st H/11	1st H/10
Statement of Income					
Net Income	3,603	3,530	3,165	7,133	6,399
Recurring Net Income	3,317	3,638	3,298	6,955	6,466
Operating Revenues (1)	17,985	17,544	16,278	35,529	31,978
Managerial Financial Margin (2)	11,939	11,724	10,748	23,663	20,970
Shares (R$)					
Net Income per share (3)	0.79	0.78	0.70	1.57	1.41
Recurring Net Income per share (3)	0.73	0.80	0.73	1.53	1.43
Number of Outstanding Shares – in thousands	4,534,669	4,549,472	4,533,922	4,534,669	4,533,922
Book Value per share	14.57	14.01	12.15	14.57	12.15
Dividends/ JCP net of taxes (4)	687	683	973	1,660	1,923
Dividends/ JCP net of taxes (4) per share	0.15	0.15	0.21	0.30	0.42
Market Capitalization (5)	164,881	175,200	149,619	164,881	149,619
Market Capitalization (5) (US$ Million)	107,646	107,570	83,053	107,646	83,053
Performance Ratios (%)					
Return on Average Equity – Annualized (6)	22.2%	22.7%	23.4%	22.4%	24.2%
Recurring Return on Average Equity – Annualized (6)	20.4%	23.4%	24.4%	21.9%	24.4%
Return on Average Assets – Annualized (7)	1.8%	1.8%	2.0%	1.8%	2.0%
Recurring Return on Average Assets – Annualized (7)	1.7%	1.9%	2.1%	1.8%	2.1%
Solvency Ratio (BIS Ratio) (Economic Financial-Consolidated)	16.1%	16.1%	15.7%	16.1%	15.7%
Annualized Net Interest Margin with clients (8)	11.6%	11.7%	12.6%	11.6%	12.3%
Nonperforming Loans Index (NPL over 90 days)	4.5%	4.2%	4.6%	4.5%	4.6%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)	166%	173%	188%	166%	188%
Efficiency Ratio (ER) (9)	48.3%	47.8%	48.0%	48.0%	46.8%
E.R. Cumulative figure of the last 12 months (E.R.) (9)	49.6%	49.6%	47.1%	49.6%	47.1%
Risk Adjusted Efficiency Ratio (RAER) (9)	72.5%	69.3%	70.1%	70.9%	69.4%
Balance Sheet	**Jun 30,11**	**Mar 31,11**	**Jun 30,10**		
Total Assets	792,500	778,472	647,485		
Total Credit Portfolio, including Sureties, Endorsements and Guarantees	360,107	344,855	294,350		
Credit Operations (A)	316,964	303,656	261,657		
Sureties, Endorsements and Guarantees	43,144	41,199	32,694		
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	413,601	399,926	340,525		
Credit Operations/Funding (A/B)	76.6%	75.9%	76.8%		
Stockholders' Equity	66,083	63,731	55,074		
Relevant Data					
Investment funds and managed portfolios	379,392	381,778	344,689		
Employees (Individuals)	107,546	109,836	105,847		
Number of Points of Sale	34,479	34,464	35,267		
Branches (Units)	3,993	3,982	3,931		
CSB – Client Service Branches (Units)	943	945	938		
ATM – Automated Teller Machines (Units) (11)	29,543	29,537	30,398		

Macroeconomic Indicators | Major Indicators

	2nd Q/11	1st Q/11	2nd Q/10	1st H/11	1st H/10
EMBI Brazil Risk	147	168	248	147	248
CDI – In the Period (%)	2.8%	2.6%	2.2%	5.5%	4.3%
Dollar Exchange Rate – Quotation in R$	1.5611	1.6287	1.8015	1.5611	1.8015
Dollar Exchange Rate – Variation in the Period (%)	-4.2%	-2.3%	1.2%	-6.3%	3.5%
Euro Exchange Rate – Quotation in R$	2.2667	2.3129	2.2043	2.2667	2.2043
Euro Exchange Rate – Variation in the Period (%)	-2.0%	3.8%	-8.4%	1.7%	-12.1%
IGP-M – In the Period (%)	0.7%	2.4%	2.8%	3.1%	5.7%
Savings Rate– In The Period (%)	1.8%	1.8%	1.6%	3.6%	3.2%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses. **(2)** Described on page 12. **(3)** Calculated based on the weighted average of the number of outstanding shares. **(4)** JCP– Interest on Own Capital. Amounts paid/provisioned (Note 16 – b II to the Financial Statements). As of year 2011, the dividends are provisioned by considering the minimum statutory requirement. **(5)** Total number of outstanding shares (common shares and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period. **(6)** Annualized Return was calculated by dividing Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index. **(7)** Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index. **(8)** Does not include Margin with Market. See details on page 14. **(9)** For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 19. **(10)** As described on page 24. **(11)** Includes ESBs (electronic service branches) and service points in third-party establishments.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 3

Executive Summary

Net Income and Recurring Net Income

Our net income totaled R$3,603 million in the second quarter of 2011. This amount includes the impact of non-recurring events, which are presented in the table below, leading to recurring net income of R$3,317 million for the period.

Non Recurring Events Net of Tax Effects

R$ million

	2nd Q/11	1st Q/11	2nd Q/10	1st H/11	1st H/10
Recurring Net Income	**3,317**	**3,638**	**3,298**	**6,955**	**6,466**
Non-recurring effects	**286**	**(108)**	**(133)**	**178**	**(66)**
Program for Settlement or Installment Payment of Federal Taxes- Law No.11,941/09 (a)	509	-	-	509	145
Market Value Adjustment – BPI (b)	(156)	-	-	(156)	-
Provision for Contingencies – Economic Plans (c)	(67)	(108)	(133)	(175)	(211)
Net Income	**3,603**	**3,530**	**3,165**	**7,133**	**6,399**

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non Recurring Events of the first Half of 2011 and 2010

Complementary effects from the Itaú Unibanco Holding and its subsidiaries enrollment by the Program for Settlement or Installment Payment of Federal Taxes in 2009. This program included the debt administered by the Federal Revenue Service of Brazil and by the General Attorney's Office of the National Treasury.

(b) Market Value Adjustment BPI

The investment held in the *Banco Português de Investimento* was adjusted to recognize its market value based on the share price on June 30, 2011.

(c) Provision for Contingencies - Economic Plans

Provision for losses resulting from economic plans that were effective in the 1980's.

Managerial Statement of Income

The following tables are based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedges of investments abroad, originally included in tax expenses (PIS and Cofins), and income tax and social contribution on net income, were reclassified to financial margin. Our strategy for exchange risk management of capital invested abroad is intended to avoid impacts from exchange variation on net income. For this purpose, the exchange risk is neutralized and the investments are remunerated in reais, through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impacts of all related tax effects. It should be noted that, in the second quarter of 2011, the real appreciated 4.2% against the U.S. Dollar and 2.0% against the Euro.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 4

Executive Summary

Itaú

The reconciliations between Accounting and Managerial Statement of Income of the last two quarters are presented below.

Reconciliation between the Accounting and Managerial Statement | 2nd quarter of 2011

R$ million

	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**18,481**	**-**	**(497)**	**17,985**
Managerial Financial Margin	12,435	-	(497)	11,939
Financial Margin with Clients	11,249	-	-	11,249
Financial Margin with Market	1,187	-	(497)	690
Banking Service Fees and Income from Banking Charges	4,672	-	-	4,672
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,279	-	-	1,279
Other Operating Income	95	-	-	95
Loan and Retained Claim Losses net of Recovery	**(4,118)**	**-**	**-**	**(4,118)**
Expenses for Allowance for Loan Losses	(5,107)	-	-	(5,107)
Income from Recovery of Credits Written Off as Losses	1,393	-	-	1,393
Retained Claims	(403)	-	-	(403)
Other Operating Income/(Expenses)	**(9,491)**	**337**	**57**	**(9,096)**
Non-interest Expenses	(8,072)	101	-	(7,971)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,040)	-	57	(983)
Selling Expenses from Insurance	(238)	-	-	(238)
Equity in Earnings of Affiliates and Other Investments	(141)	236	-	96
Operating Income	**4,872**	**337**	**(439)**	**4,770**
Non-operating Income	84	-	-	84
Income before Tax and Profit Sharing	**4,957**	**337**	**(439)**	**4,855**
Income Tax and Social Contribution	**(1,071)**	**(624)**	**439**	**(1,256)**
Profit Sharing	**(71)**	**-**	**-**	**(71)**
Minority Interests	**(211)**	**-**	**-**	**(211)**
Net Income	**3,603**	**(286)**	**-**	**3,317**

Reconciliation between the Accounting and Managerial Statement | 1st quarter of 2011

R$ million

	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**17,700**	**-**	**(156)**	**17,544**
Managerial Financial Margin	11,880	-	(156)	11,724
Financial Margin with Clients	10,789	-	-	10,789
Financial Margin with Market	1,091	-	(156)	935
Banking Service Fees and Income from Banking Charges	4,467	-	-	4,467
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,224	-	-	1,224
Other Operating Income	128	-	-	128
Loan and Retained Claim Losses net of Recovery	**(3,575)**	**-**	**-**	**(3,575)**
Expenses for Allowance for Loan Losses	(4,380)	-	-	(4,380)
Income from Recovery of Credits Written Off as Losses	1,207	-	-	1,207
Retained Claims	(402)	-	-	(402)
Other Operating Income/(Expenses)	**(8,956)**	**164**	**23**	**(8,769)**
Non-interest Expenses	(7,850)	164	-	(7,686)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(958)	-	23	(935)
Selling Expenses from Insurance	(245)	-	-	(245)
Equity in Earnings of Affiliates and Other Investments	97	-	-	97
Operating Income	**5,170**	**164**	**(133)**	**5,201**
Non-operating Income	43	-	-	43
Income before Tax and Profit Sharing	**5,213**	**164**	**(133)**	**5,244**
Income Tax and Social Contribution	**(1,470)**	**(56)**	**133**	**(1,392)**
Profit Sharing	**(35)**	**-**	**-**	**(35)**
Minority Interests	**(178)**	**-**	**-**	**(178)**
Net Income	**3,530**	**108**	**-**	**3,638**

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 5

Executive Summary

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from the banking and insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

R$ million

	2nd Q/11	1st Q/11	2nd Q/10	1st H/11	1st H/10	Variation 2nd Q/11 – 1st Q/11		Variation 2nd Q/11- 2nd Q/10		Variation 1st H/11 – 1st H/10	
Operating Revenues	**17,985**	**17,544**	**16,278**	**35,529**	**31,978**	**441**	**2.5%**	**1,706**	**10.5%**	**3,550**	**11.1%**
Managerial Financial Margin	11,939	11,724	10,748	23,663	20,970	215	1.8%	1,191	11.1%	2,693	12.8%
Financial Margin with Clients	11,249	10,789	9,857	22,038	19,061	459	4.3%	1,392	14.1%	2,978	15.6%
Financial Margin with Market	690	935	891	1,625	1,909	(245)	-26.2%	(201)	-22.5%	(285)	-14.9%
Banking Service Fees and Income from Banking Charges	4,672	4,467	4,204	9,140	8,228	205	4.6%	468	11.1%	912	11.1%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,279	1,224	1,194	2,503	2,459	55	4.5%	85	7.1%	44	1.8%
Other Operating Income	95	128	132	223	321	(33)	-26.0%	(38)	-28.5%	(98)	-30.6%
Loan and Retained Claim Losses net of Recovery	**(4,118)**	**(3,575)**	**(3,389)**	**(7,693)**	**(6,833)**	**(543)**	**15.2%**	**(729)**	**21.5%**	**(860)**	**12.6%**
Expenses for Allowance for Loan Losses	(5,107)	(4,380)	(3,955)	(9,487)	(7,765)	(727)	16.6%	(1,152)	29.1%	(1,723)	22.2%
Income from Recovery of Credits Written Off as Loss	1,393	1,207	952	2,600	1,785	185	15.4%	441	46.3%	815	45.7%
Retained Claims	(403)	(402)	(386)	(805)	(853)	(2)	0.4%	(18)	4.6%	48	-5.6%
Operating Margin	**13,867**	**13,969**	**12,889**	**27,836**	**25,145**	**(103)**	**-0.7%**	**977**	**7.6%**	**2,690**	**10.7%**
Other Operating Income/(Expenses)	**(9,096)**	**(8,769)**	**(8,223)**	**(17,865)**	**(15,723)**	**(328)**	**3.7%**	**(874)**	**10.6%**	**(2,142)**	**13.6%**
Non-interest Expenses	(7,971)	(7,686)	(7,138)	(15,657)	(13,645)	(285)	3.7%	(832)	11.7%	(2,012)	14.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(983)	(935)	(942)	(1,918)	(1,780)	(48)	5.1%	(41)	4.3%	(137)	7.7%
Selling Expenses From Insurance	(238)	(245)	(228)	(484)	(494)	7	-2.8%	(10)	4.5%	11	-2.1%
Equity in earnings of affiliates and Other investments	96	97	86	193	196	(2)	-2.0%	10	11.4%	(3)	-1.7%
Operating Income	**4,770**	**5,201**	**4,666**	**9,971**	**9,422**	**(430)**	**-8.3%**	**104**	**2.2%**	**549**	**5.8%**
Non-operating Income	84	43	(0)	127	20	41	95.9%	85	-	108	-
Income before Tax and Profit Sharing	**4,855**	**5,244**	**4,666**	**10,098**	**9,442**	**(389)**	**-7.4%**	**188**	**4.0%**	**657**	**7.0%**
Income Tax and Social Contribution	**(1,256)**	**(1,392)**	**(1,083)**	**(2,648)**	**(2,406)**	**137**	**-9.8%**	**(173)**	**15.9%**	**(242)**	**10.1%**
Profit Sharing	**(71)**	**(35)**	**(54)**	**(107)**	**(116)**	**(36)**	**103.6%**	**(18)**	**32.7%**	**9**	**-8.2%**
Minority Interests in Subsidiaries	**(211)**	**(178)**	**(232)**	**(389)**	**(454)**	**(33)**	**18.2%**	**21**	**-9.0%**	**65**	**-14.3%**
Recurring Net Income	**3,317**	**3,638**	**3,298**	**6,955**	**6,466**	**(321)**	**-8.8%**	**19**	**0.6%**	**489**	**7.6%**

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

R$ million

	2nd Q/11	1st Q/11	2nd Q/10	1st H/11	1st H/10	Variation 2nd Q/11 – 1st Q/11		Variation 2nd Q/11- 2nd Q/10		Variation 1st H/11 – 1st H/10	
Managerial Financial Margin	**11,939**	**11,724**	**10,748**	**23,663**	**20,970**	**215**	**1.8%**	**1,191**	**11.1%**	**2,693**	**12.8%**
Financial Margin with Clients	11,249	10,789	9,857	22,038	19,061	459	4.3%	1,392	14.1%	2,978	15.6%
Financial Margin with Market	690	935	891	1,625	1,909	(245)	-26.2%	(201)	-22.5%	(285)	-14.9%
Loan Losses net of Recovery	**(3,715)**	**(3,173)**	**(3,004)**	**(6,888)**	**(5,980)**	**(542)**	**17.1%**	**(711)**	**23.7%**	**(908)**	**15.2%**
Expenses for Allowance for Loan Losses	(5,107)	(4,380)	(3,955)	(9,487)	(7,765)	(727)	16.6%	(1,152)	29.1%	(1,723)	22.2%
Income from Recovery of Credits Written Off as Loss	1,393	1,207	952	2,600	1,785	185	15.4%	441	46.3%	815	45.7%
Net Result from Financial Operations	**8,224**	**8,551**	**7,744**	**16,775**	**14,990**	**(327)**	**-3.8%**	**480**	**6.2%**	**1,785**	**11.9%**
Other Operating Income/(Expenses)	**(3,454)**	**(3,350)**	**(3,078)**	**(6,804)**	**(5,568)**	**(103)**	**3.1%**	**(376)**	**12.2%**	**(1,236)**	**22.2%**
Banking Service Fees and Income from Banking Charges	4,672	4,467	4,204	9,140	8,228	205	4.6%	468	11.1%	912	11.1%
Result from Insurance, Pension Plans and Capitalization Operations	637	577	580	1,214	1,112	60	10.4%	57	9.8%	102	9.2%
Non-interest Expenses	(7,971)	(7,686)	(7,138)	(15,657)	(13,645)	(285)	3.7%	(832)	11.7%	(2,012)	14.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(983)	(935)	(942)	(1,918)	(1,780)	(48)	5.1%	(41)	4.3%	(137)	7.7%
Equity in earnings of affiliates and Other investments	96	97	86	193	196	(2)	-2.0%	10	11.4%	(3)	-1.7%
Other Operating Income	95	128	132	223	321	(33)	-26.0%	(38)	-28.5%	(98)	-30.6%
Operating Income	**4,770**	**5,201**	**4,666**	**9,971**	**9,422**	**(430)**	**-8.3%**	**104**	**2.2%**	**549**	**5.8%**
Non-operating Income	84	43	(0)	127	20	41	95.9%	85	-	108	-
Income before Tax and Profit Sharing	**4,855**	**5,244**	**4,666**	**10,098**	**9,442**	**(389)**	**-7.4%**	**188**	**4.0%**	**657**	**7.0%**
Income Tax and Social Contribution	**(1,256)**	**(1,392)**	**(1,083)**	**(2,648)**	**(2,406)**	**137**	**-9.8%**	**(173)**	**15.9%**	**(242)**	**10.1%**
Profit Sharing	**(71)**	**(35)**	**(54)**	**(107)**	**(116)**	**(36)**	**103.6%**	**(18)**	**32.7%**	**9**	**-8.2%**
Minority Interests in Subsidiaries	**(211)**	**(178)**	**(232)**	**(389)**	**(454)**	**(33)**	**18.2%**	**21**	**-9.0%**	**65**	**-14.3%**
Recurring Net Income	**3,317**	**3,638**	**3,298**	**6,955**	**6,466**	**(321)**	**-8.8%**	**19**	**0.6%**	**489**	**7.6%**

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 6

Executive Summary

Net Income

R$ million
2,687
3,213
3,234
3,298
3,158
3,890
3,638
3,603
2,268
2,813
3,168
3,165
3,034
3,400
3,530
3,317
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Recurring Net Income
Net Income

The recurring net income for the second quarter of 2011 amounted to R$ 3,317 million, or an 8.8% decline from the first quarter of 2011 and a 0.6% growth when compared to the same period of the prior year. When comparing the first halves of 2011 and 2010, we note a 7.6% growth in the recurring net income that was driven by a 15.6% increase in the financial margin with clients, and an 11.1% growth in banking service fees and charges. Further changes seen in the period include a 12.6% growth in loan losses and claims net of recovery of credits, and a 14.7% increase of non-interest expenses.

Annualized Return

%
18.9
25.8
25.0
23.4
21.6
26.3
22.7
22.2
22.4
22.6
24.4
24.4
22.5
23.0
23.4
20.4
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Recurring Return on Average Equity – Annualized
Return on Average Equity – Annualized

On June 30, 2011, stockholders' equity totaled R$66,083 million. Our annualized return on average equity reached 22.2% and the annualized recurring return on average equity reached 20.4%.

Net Income per Share and Recurring Net Income per Share

R$
0.60
0.71
0.71
0.73
0.70
0.86
0.80
0.79
0.50
0.62
0.70
0.70
0.67
0.75
0.78
0.73
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Recurring Net Income per share
Net Income per share

The Net Income per share was R$0.79 in the second quarter of 2011 and R$1.57 in the first half of 2011. Recurring net income amounts per share were R$0.73 and R$1.53 in the second quarter and in the first half of 2011, respectively.

Operating Revenues

R$ million
16,330
16,930
15,700
16,278
16,636
17,776
17,544
17,985
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

In the second quarter of 2011, the Operating Revenues, which represent revenues from banking operations and insurance, pension plans and capitalization operations (bancassurance), totaled R$ 17,985 million. Main components of Operating Revenues and other items in the results are presented next.

Managerial Financial Margin

R$ million
2nd Q/11 690 11,249 11,939
1st Q/11 935 10,789 11,724
4th Q/10 1,214 10,817 12,031
3rd Q/10 906 10,143 11,049
2nd Q/10 891 9,857 10,748
1st Q/10 1,019 9,204 10,222
4th Q/09 1,488 9,327 10,815
3rd Q/09 1,456 9,359 10,814
Financial Margin with Clients
Financial Margin with Market

The financial margin with clients totaled R$11,249 million, or a 4.3% increase quarter-on-quarter, in line with the growth of the loan portfolio, and a 14.1% growth over the same period of the prior year. The financial margin with the market amounted to R$ 690 million, declining by R$245 million, primarily due to lower results with proprietary positions. The managerial financial margin added up to R$11,939 million in the second quarter of 2011, corresponding to a R$215 million increase compared to the first quarter of 2011.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 7

Executive Summary

Banking Service Fees and Income From Banking Charges

R$ million

3,835
4,205
4,024
4,204
4,379
4,493
4,467
4,672
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

Banking service fees, including income from banking charges, recorded an increase of 4.6% in the second quarter of 2011 compared to the prior quarter, to total R$ 4,672 million.

Result from Loan Losses, Net of Recovery

R$ million

3,727
3,223
2,976
3,004
2,896
2,608
3,173
3,715
4,296
4,016
3,809
3,955
4,010
3,918
4,380
5,107
569
793
833
952
1,114
1,310
1,207
1,393
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Expenses for Provision for Loan and Lease Losses
Income from Recovery of Credits Written Off as Losses
Result from Loan Losses

The expense with provisions for loan and lease losses reached R$5,107 million in the second quarter of 2011, representing a R$727 million increase quarter-on-quarter, primarily due to the an increase of non-performing loans in the over 90 days delinquency range that was observed in the portfolio of very small and small companies, in particular. The result from loan losses, net of credit recovery, totaled R$ 3,715 million in the quarter, an increase of R$ 542 million due to a growth on the expenses with the mentioned provisions and, also, to the increment of R$ 185 million in recovery of credits written off as losses.

Non-Interest Expenses

R$ million

4.5%
4.9%
4.2%
4.5%
4.7%
4.7%
4.0%
4.1%
6,789
7,404
6,506
7,138
7,739
8,389
7,686
7,971
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Non Interest Expenses (R$ million)
Non Interest Expenses / Average Assets

Non-interest expenses added up to R$7,971 million in the second quarter of 2011, a 3.7% growth from the prior quarter. The main increase was in administrative expenses, mostly in third-party services, facilities, data processing, and telecommunication expenses.

The 3.7% growth confirms the trend of deceleration in growth of these expenses, which decreased from 18.1%, when comparing the first quarter to the same period in the prior year, to 11.7% when comparing the second quarter to the same period in the prior year.

The ratio between non-interest expense and average assets reached 4.1% in the second quarter, remaining almost stable quarter-on-quarter.

Efficiency Ratio (E.R.) and Risk Adjusted Efficiency Ratio (R.A.E.R) (1)

75.9
75.2
73.5
72.0
71.1
70.1
70.2
70.8
47.6
47.3
47.3
47.1
49.4
51.3
49.9
49.6
46.2
47.2
46.8
46.8
48.3
49.1
49.6
48.0
74.8
74.0
68.7
70.1
71.4
69.9
69.3
72.5
45.7
48.8
45.6
48.0
50.6
51.9
47.8
48.3
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Quarter E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
E.R. Cumulative figure of the last 6 months (%)
Quarter R.A.E.R. (%)
R.A.E.R. Cumulative figure of the last 12 months (%)

(1) The criteria for calculating the ratios are detailed on page 19.

During the second quarter, the efficiency ratio reached 48.3%, increase of 50 basis points compared to the prior quarter. This fluctuation was primarily due to the decline of the financial margin with market, which caused the Operating Revenues growth not to follow the Non-Interest Expenses increase. In the last 12 months, the efficiency ratio reached 49.6%, increasing 250 basis points from the same period of the prior year, mainly due to expenses incurred with the migration of branches in the second half of 2010. The improvement of the efficiency ratio can be observed by comparing the six month period ended in June, 2011 (48.0%) with the efficiency ratio of 2010 (49.1%).

The risk-adjusted efficiency ratio for the second quarter was 72.5%, 320 basis points higher than in the first quarter of the year, mainly due to the higher expense with the allowance for lease and loan losses. In the last 12 months, the risk-adjusted efficiency ratio reached 70.8%, improving 120 basis points when compared to the same period of the previous year.

Unrealized Profits

R$ million

11,279
10,531
12,509
10,044
11,241
8,670
9,124
9,125
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

Unrealized profits totaled R$9,125 million in the second quarter of 2011, remaining almost stable from the prior quarter.

In this quarter, we adjusted the shares corresponding to our investment in *Banco Português de Investimento* to its market value. This adjustment, which totaled R$236 million, was treated as non-recurring and impacted net income by R$156 million net of tax effects.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 8

Executive Summary

Balance Sheet | Assets

R$ million

	Jun 30,11	Mar 31,11	Jun 30,10	Variation Jun/11 – Mar/11	Variation Jun/11 – Jun/10
Current and Long-term Assets	**781,553**	**767,412**	**636,982**	**1.8%**	**22.7%**
Cash and Cash Equivalents	15,186	11,762	12,131	29.1%	25.2%
Short-term Interbank Investments	98,445	99,628	115,483	-1.2%	-14.8%
Securities and Derivative Financial Instruments	180,733	183,171	126,780	-1.3%	42.6%
Interbank and Interbranch Accounts	96,245	94,475	62,204	1.9%	54.7%
Loan, Lease and Other Credit Operations	316,964	303,656	261,657	4.4%	21.1%
(Allowance for Loan Losses)	(23,775)	(22,239)	(22,623)	6.9%	5.1%
Other Assets	97,755	96,959	81,350	0.8%	20.2%
Foreign Exchange Portfolio	24,869	26,648	18,238	-6.7%	36.4%
Other	72,886	70,311	63,112	3.7%	15.5%
Permanent Assets	**10,947**	**11,061**	**10,503**	**-1.0%**	**4.2%**
Investments	2,974	3,295	3,259	-9.7%	-8.7%
Fixed and Operating Lease Assets	4,781	4,807	4,221	-0.5%	13.3%
Intangible Assets and Goodwill	3,191	2,958	3,024	7.9%	5.5%
TOTAL ASSETS	**792,500**	**778,472**	**647,485**	**1.8%**	**22.4%**

On June 30, 2011, total assets amounted to R$792.5 billion, corresponding to increases of R$14.0 billion from the prior quarter and 22.4% from June, 2010. The growth in Credit Operations (excluding endorsements and sureties) is to be highlighted, with a 4.4% increase quarter-on-quarter and a 21.1% growth in the last twelve months, to reach R$317.0 billion. Also significantly, Interbank and Interbranch Accounts grew R$34.0 billion, compared to June 30, 2010, mostly as a result of the increased compulsory deposit requirements imposed by the Brazilian Central Bank in the course of 2010.

Balance Sheet | Liabilities and Equity

R$ million

	Jun 30,11	Mar 31,11	Jun 30,10	Variation Jun/11 – Mar/11	Variation Jun/11 – Jun/10
Current and Long-term Liabilities	**722,280**	**710,470**	**588,226**	**1.7%**	**22.8%**
Deposits	208,914	203,922	189,671	2.4%	10.1%
Demand Deposits	24,463	25,624	26,404	-4.5%	-7.4%
Savings Deposits	60,008	58,997	51,852	1.7%	15.7%
Interbank Deposits	2,802	2,913	2,272	-3.8%	23.4%
Time Deposits	121,641	116,388	109,143	4.5%	11.5%
Deposits Received under Securities Repurchase Agreements	197,864	206,753	157,279	-4.3%	25.8%
Fund from Acceptances and Issue of Securities	32,297	27,697	18,887	16.6%	71.0%
Interbank and Interbranch Accounts	8,519	7,965	7,127	6.9%	19.5%
Borrowings and Onlendings	52,947	51,064	38,005	3.7%	39.3%
Derivative Financial Instruments	6,887	7,734	6,849	-10.9%	0.6%
Technical Provisions for Insurance, Pension Plans and Capitalization	65,524	62,432	54,253	5.0%	20.8%
Other Liabilities	149,328	142,903	116,155	4.5%	28.6%
Subordinated Debt	37,210	35,294	28,255	5.4%	31.7%
Foreign Exchange Portfolio	25,458	27,508	18,793	-7.5%	35.5%
Other	86,659	80,101	69,106	8.2%	25.4%
Deferred Income	**829**	**847**	**586**	**-2.2%**	**41.5%**
Minority Interest in Subsidiaries	**3,309**	**3,425**	**3,600**	**-3.4%**	**-8.1%**
Stockholders' Equity	**66,083**	**63,731**	**55,074**	**3.7%**	**20.0%**
TOTAL LIABILITIES AND EQUITY	**792,500**	**778,472**	**647,485**	**1.8%**	**22.4%**

In Liabilities and Equity, compared to the same period of the prior year, the following significant increases were seen: 20.0% in stockholders' equity, 25.8% in funds obtained in the open market, 71.0% in funds from acceptances and issue of securities, 39.3% in liabilities from borrowings and onlendings, 11.5% in time deposits, and 31.7% in subordinated debt.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 9

Executive Summary

Itaú

Credit Portfolio with Endorsements and Sureties

The credit portfolio, including endorsements and sureties, reached R$360,107 million on June 30, 2011, increasing by 4.4% and 22.3% from the first quarter and the same date of the prior year, respectively. Highlights in the individuals segment include the mortgage credit and personal loan portfolios, with increases of 18.4% and 12.8%, respectively. In the last 12 months, portfolios that stood out were the credit card, personal loan and mortgage portfolios, with increases of 22.8%, 34.7% and 73.2%, respectively. The companies portfolio grew 3.6% quarter-on-quarter and 22.9% in the last 12 months. The large companies portfolio grew 3.1% in the quarter and 20.6% in the last 12 months, while the very small, small and mid-sized companies portfolio increased 4.3% and 26.2% in the same periods, respectively. The balance of endorsements and sureties amounted to R$ 43,144 million on June 30, 2011, a 4.7% increase in the quarter and 32.0% growth in the last 12 months, mainly driven by the increase in transactions with large companies, of 4.6% and 31.9% when compared to the first quarter and June 30, 2010, respectively.

R$ million

					Variation (%)		
	Jun 30,11	Mar 31,11	Dec 31,10	Jun 30,10	Jun/11– Mar/11	Jun/11– Dec/10	Jun/11– Jun/10
Individuals	**135,942**	**128,696**	**125,079**	**112,039**	**5.6%**	**8.7%**	**21.3%**
Credit Card	34,555	32,736	33,030	28,141	5.6%	4.6%	22.8%
Personal Loans	30,262	26,825	23,864	22,463	12.8%	26.8%	34.7%
Vehicles	60,141	59,858	60,118	55,092	0.5%	0.0%	9.2%
Mortgage Loans	10,984	9,276	8,067	6,342	18.4%	36.2%	73.2%
Companies	**208,668**	**201,453**	**193,951**	**169,757**	**3.6%**	**7.6%**	**22.9%**
Corporate	118,958	115,407	110,793	98,643	3.1%	7.4%	20.6%
Very Small, Small and Middle Market (*)	89,710	86,046	83,158	71,114	4.3%	7.9%	26.2%
Argentina/Chile/Uruguay/Paraguay	**15,497**	**14,706**	**14,397**	**12,555**	**5.4%**	**7.6%**	**23.4%**
Total with Endorsements and Sureties	**360,107**	**344,855**	**333,427**	**294,350**	**4.4%**	**8.0%**	**22.3%**
Total Retail (**)	**225,652**	**214,741**	**208,237**	**183,152**	**5.1%**	**8.4%**	**23.2%**
Endorsements and Sureties	**43,144**	**41,199**	**38,374**	**32,694**	**4.7%**	**12.4%**	**32.0%**
Individuals	237	225	252	189	5.1%	-6.1%	25.1%
Corporate	38,429	36,737	34,111	29,135	4.6%	12.7%	31.9%
Very Small, Small and Middle Market	3,653	3,318	3,123	2,577	10.1%	17.0%	41.8%
Argentina/Chile/Uruguay/Paraguay	825	918	888	792	-10.1%	-7.1%	4.1%

(*) Includes Rural Loans (Individuals). (**) Includes Credit Card, Personal Loans, Vehicles, Rural Loans (Individuals), Mortgage Loan (Individuals) and Very Small, Small and Middle Market.
Note: The acquired payroll credit portfolio started to be considered as corporate risk, and to achieve comparability, the prior quarters were adjusted. Mortgage Loans and Rural Loans portfolios from the businesses segment are allocated according to the client's size. For more details see page 23.

Credit Portfolio – Currency Disclosure

R$ billion

Jun/11
48.3
311.8
360.1
Mar/11
46.3
298.6
344.9
Dec/10
43.1
290.3
333.4
Sep/10
40.8
270.5
311.3
Jun/10
38.2
256.1
294.4
Mar/10
37.5
245.5
283.0
Dec/09
36.3
240.3
276.6
Sep/09
37.2
230.6
267.8
Local Currency
Foreign Currency

Balance of Allowance for Loan and Lease Losses

10.2%
9.8%
9.1%
8.6%
8.3%
7.5%
7.3%
7.5%
7.6%
7.4%
6.7%
6.3%
6.1%
5.9%
5.7%
5.9%
24,068
24,052
22,872
22,623
23,018
22,018
22,239
23,775
6,104
6,104
6,104
6,104
6,104
4,531
5,058
5,058
17,964
17,948
16,768
16,519
16,914
17,487
17,181
18,716
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Allowance for loan losses (R$ million)
Complementary portion of the provision — expected loss model (R$ million)
Additional provision — expected loss model + counter-cyclical provision (R$ million)
Allowance for loan losses specific + generic + complementary portion / Credit portfolio
Allowance for loan losses specific + generic / Credit portfolio

In June 2011, the balance of the credit portfolio, excluding endorsements and sureties, increased R$13.3 billion from March 2011, to reach R$317.0 billion, while the balance of the allowance for loan and lease losses grew R$1.5 billion, to reach R$23.8 billion. The provisions of balance, as a percentage of the credit portfolio, increased from 7.3% to 7.5%.

NPL Ratio (90 days)

8.1%
8.0%
7.4%
6.7%
6.3%
6.0%
5.8%
5.7%
5.8%
5.3%
5.9%
5.6%
4.8%
4.6%
4.2%
4.2%
4.2%
4.5%
3.1%
4.1%
4.0%
3.3%
3.2%
2.8%
2.9%
3.1%
3.5%
Jun/09
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Individuals
Total
Companies

The overall NPL ratio (credit operations more than 90 days overdue) was 4.5% in June 2011, representing a 30 basis point growth compared to March 2011 and a 10 basis point decline compared to June 2010. The delinquency growth was mainly observed in the very small and small companies.

Management Discussion & Analysis

Itaú Unibanco Holding S.A. 10

Itaú

Analysis of the Net Income

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Managerial Financial Margin

The managerial financial margin totaled R$11,939 million in the second quarter of 2011, corresponding to a R$215 million increase from the first quarter of the year. When compared to the first half of 2010, the margin increased 12.8% in the first half of 2011.

The main drivers of the variation are discussed below:

R$ million

	2nd Q/11	1st Q/11	1st H/11	1st H/10	Variation 2nd Q/11 – 1st Q/11		Variation 1st H/11 – 1st H/10	
Financial Margin with Clients	**11,249**	**10,789**	**22,038**	**19,061**	**459**	**4.3%**	**2,978**	**15.6%**
Interest Rate Sensitive	1,927	1,847	3,784	2,313	79	4.3%	1,471	63.6%
Spread-Sensitive	9,322	8,942	18,254	16,748	380	4.2%	1,506	9.0%
Financial Margin with Market	**690**	**935**	**1,625**	**1,909**	**(245)**	**-26.2%**	**(285)**	**-14.9%**
Total	**11,939**	**11,724**	**23,663**	**20,970**	**215**	**1.8%**	**2,693**	**12.8%**

Financial Margin with Clients

The managerial financial margin with clients comprises the use of financial products and services by our clients, including account holders and non-account holders.

In the second quarter of 2011, the margin with clients totaled R$ 11,249 million, corresponding to a 4.3% increase from the prior period, in line with the observed increase in our credit portfolio. In order to allow for a better understanding of the financial margin, we have divided the operations into two different groups: financial margin of operations that are sensitive to interest rate changes, and financial margin of operations that are sensitive to spreads. Further, we comment the evolution of the financial margin with clients in performing credits, as well as effects of changes in the portfolio mix and in the composition of origination pools that contribute to this margin.

Interest Rate-Sensitive Operations

The financial margin on interest-rate sensitive operations added up to R$1,927 million in the quarter, corresponding to a 4.3%, or R$79 million, increase from the prior quarter, basically driven by the increase in the Brazilian benchmark rate (SELIC), partially offset by the decline in the average balance of these operations.

Annualized Rate of Interest Rate-Sensitive Operations

R$ million

	2nd Q/11	1st Q/11	Variation 2nd Q/11 – 1st Q/11	
Average Balance	68,662	69,891	(1,228)	-1.8%
Financial Margin	1,927	1,847	79	4.3%
Annualized Rate	11.2%	10.6%		80 b.p.

8.7%
8.3%
8.1%
8.9%
10.4%
10.3%
10.6%
11.2%
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

Spread-Sensitive Margin with Clients

The financial margin on spread-sensitive operations amounted to R$9,322 million in the period, which corresponds to a 4.2% increase, or R$380 million, from the prior quarter. This increase was mainly driven by the growth in the average balance of credit operations.

Annualized Rate of Spread-Sensitive Operations

R$ million

	2nd Q/11	1st Q/11	Variation 2nd Q/11 – 1st Q/11	
Average Balance	319,036	300,272	18,764	6.2%
Financial Margin	9,322	8,942	380	4.2%
Annualized Rate	11.7%	11.9%		-20 b.p.

12.9%
13.3%
13.0%
13.3%
12.5%
12.7%
11.9%
11.7%
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

Managerial Financial Margin with Market

The financial margin with market transactions basically comprises treasury transactions. During the quarter, the financial margin with market totaled R$690 million, or a R$245 million decrease, primarily driven by lower results from proprietary positions.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 12

Analysis of the Net Income

Managerial Financial Margin with Clients

As a result of the above changes, the Net Interest Margin – NIM – annualized rate of managerial financial margin with clients, which does not consider the financial margin with market, reached 11.6% in the second quarter of 2011, remaining almost stable from the prior quarter. When the expense for allowances for loan and lease losses, net of the recovery of credits previously written off as losses, is taken into account, the adjusted NIM rate reaches 7.8%, or a 40 basis point decrease quarter-on-quarter.

R$ million

	2nd Q/11			1st Q/11			1st H/11		
	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)
Demand Deposits + Floatings	35,312			37,290			36,113		
(-) Compulsory Deposits	(10,769)			(11,194)			(10,969)		
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,743			1,881			1,819		
Tax and Social Security obligations (-) Deposits in guarantee	17,098			18,743			17,644		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	51,473			48,929			49,904		
(-) Tax Credits	(26,196)			(25,759)			(25,989)		
Interest Rate Sensitive Margin with Clients (A)	**68,662**	**1,927**	**11.2%**	**69,891**	**1,847**	**10.6%**	**68,522**	**3,784**	**11.0%**
	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	27,723			20,865			26,363		
Interbank and Interbranch Accounts (**)	4,010			2,181			2,922		
Loans, Leasing and Other Credits	310,310			299,354			305,224		
(Allowance for Loan Losses)	(23,007)			(22,129)			(22,677)		
Spread-Sensitive Margin with Clients (B)	**319,036**	**9,322**	**11.7%**	**300,272**	**8,942**	**11.9%**	**311,832**	**18,254**	**11.7%**
Net Interest Margin with Clients (C= A+B)	**387,699**	**11,249**	**11.6%**	**370,163**	**10,789**	**11.7%**	**380,354**	**22,038**	**11.6%**
Provision for Loan and Lease Losses (D)		**(5,107)**			**(4,380)**			**(9,487)**	
Recovery of Credits Written Off as Losses (E)		**1,393**			**1,207**			**2,600**	
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	**387,699**	**7,534**	**7.8%**	**370,163**	**7,617**	**8.2%**	**380,354**	**15,151**	**8.0%**

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate.
(**) Net of compulsory deposits (Central Bank).
Note: spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin with Clients and Net Interest Margin with Clients after Provision for Credit Risk

12.2%
12.5%
12.1%
12.6%
12.2%
12.2%
11.7%
11.6%
7.4%
8.2%
8.2%
8.7%
8.7%
9.3%
8.2%
7.8%
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
NIM with clients
NIM with clients after Provision of Credit Risk

Management Discussion & Analysis Itaú Unibanco Holding S.A. 13

Analysis of the Net Income

Complementary Aspects in Analisys of Financial Margin with Clientes

(A) NIM in Performing Credits

Performing credits are those whose repayments are timely made by clients. Non-performing operations include credits where repayments are late for at least 1 day, and include credit renegotiation products.

The annualized rate of the managerial financial margin with performing clients reached 11.3% in the second quarter of 2011, or a 30 basis point growth compared to the previous quarter, thus maintaining the relatively stable trend seen in the most recent quarters.

The corresponding increase in our non-performing credits portfolio is reflected in our results, as the non-performing financial margin follows a criteria for revenue appropriation that is different from our performing credits margin. For operations more than 60 days overdue, we don't recognize financial income on an accrual basis.

(B) Evolution of the Credit Portfolio Mix (excluding endorsements and sureties)

Our credit portfolio mix presented below highlights the major components and their share in the past quarters.

Our credit portfolio mix has been changing over time. When we compare our portfolio as of June 30, 2011, with those of the two last quarters since December 31, 2010, it is noticeable that the dynamics of our credit portfolio mix reduces the growth in margins in the first quarter and accelerates the increase in the second quarter, so that changes were offset in the first half of the year, so as to counter the effects arising from the changes in our credit mix. This can be seen in the following charts:

9.0%
6.4%
10.8%
21.6%
26.6%
25.7%
9.1%
6.3%
10.8%
21.1%
26.6%
26.2%
9.4%
6.1%
10.5%
20.7%
26.8%
26.6%
9.5%
5.8%
11.2%
20.4%
26.0%
27.1%
9.9%
6.5%
10.8%
19.7%
25.9%
27.2%
10.5%
7.1%
10.9%
19.0%
25.4%
27.2%
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Very Small, Small and Middle Market
Vehicles
Personal Loans
Corporate
Credit Card
Others

9,238
9,204
9,857
9,792
10,143
10,000
10,820
10,817
10,928
10,789
11,249
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Financial Margin with Clients – Mix of Credit Adjusted to June, 2011 break down
Financial Margin with Clients

(C) Credit Portfolio by Origination Period

The chart below shows the evolution of our credit portfolio, excluding sureties and endorsements, by origination period (vintages).

261,657
303,656
316,964
25.5%
25.7%
12.0%
36.9%
13.7%
12.4%
5.6%
8.4%
11.8%
14.5%
33.7%
10.6%
9.9%
4.6%
6.6%
9.8%
10.7%
11.4%
36.4%
2010
2011
Jun/10
Mar/11
Jun/11
2nd Q/11
1st Q/11
4th Q/10
3rd Q/10
2nd Q/10
1st Q/10
2009
Others

New loans continue to be extended each quarter at a fairly steady pace, in proportional terms. Furthermore, given the term profile of the different credit products, the composition of the latter originated pools also remained steady during the most recent periods. On June 30, 2011, they comprised 47.8% loans originated in 2011, 31.7% in 2010, 9.9% in 2009, and 10.6% in prior years.

It is clear from the above that transactions originated in 2009, with higher spreads, represent already a small portion of the portfolio, and credits granted during 2010, with lower spreads, did not significantly impact NIM with clients over the past quarters. Additionally, new loans granted as from the beginning of 2011 already account for 47.8% of the portfolio.

It should be noted that, for the most part, other originations (before 2008) correspond to vehicle and mortgage credit transactions, which have longer maturities, on average, and thus remain for a longer period in our credit portfolio.

The analysis presented indicates, for the second quarter , a resumption of the spreads in our performing credits operations, associated with a higher neutrality of the mix and the reduction of the relevance of our older vintages originated at higher rates.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 14

Analysis of the Net Income

Itaú

Banking Service Fees and Income from Banking Charges

R$ million

	2nd Q/11	1st Q/11	1st H/11	1st H/10	Variation 2nd Q/11 – 1st Q/11		Variation 1st H/11 – 1st H/10	
Asset Management	638	636	1,275	1,195	2	0.3%	80	6.7%
Current Account Services	598	576	1,174	1,169	23	3.9%	5	0.4%
Credit Operations and Guarantees Provided	827	778	1,606	1,336	49	6.2%	270	20.2%
Collection Services	301	330	631	639	(29)	-8.9%	(8)	-1.3%
Credit Cards	1,804	1,691	3,496	3,067	113	6.7%	429	14.0%
Other	503	455	959	822	48	10.6%	137	16.7%
Total	**4,672**	**4,467**	**9,140**	**8,228**	**205**	**4.6%**	**912**	**11.1%**

In the second quarter of 2011, banking service fees, including income from banking charges, amounted to R$4,672 million, a 4.6% increase compared to the prior quarter. During the first half of 2011, banking service fees and charges grew 11.1% in comparison with the same period of the previous year.

Asset Management

Asset Management revenues added up to R$638 million in the quarter, a 0.3% improvement from the prior period. Total assets under management amounted to R$379,392 million at the end of June, 2011.

Current Account Services

Revenues from current account services totaled R$598 million in the second quarter, a 3.9% growth from the prior period, mainly driven by a decrease in total commercial exemptions and discounts, which entailed higher efficiency in the collection of current account charges during the quarter, and by price adjustments for service packages in the quarter.

Credit Operations and Guarantees Provided

Revenues from credit transactions and guarantees provided continued to grow and increased 6.2% in the second quarter when compared to the prior period, totaling R$827 million. The increase in these revenues is mainly attributable to the higher number of vehicles financed to individuals when compared to the first quarter of 2011, impacted by the seasonal increase in the number of new contracts from the prior period.

Collection Services

During the second quarter of this year, revenues from collection services declined 8.9% from the prior quarter, due mainly to the decrease in electronic collections.

Credit Cards

Credit card revenues amounted to R$1,804 million in the second quarter of 2011, a 6.7% growth from the prior period, primarily due to higher interchange revenues, annual fees and POS equipment rental charges during the period.

Other

R$ million

	2nd Q/11	1st Q/11	Variation
Foreign Exchange Services	20	19	2
Income from Brokerage and Securities Placement	126	123	3
Income from Custody Services and Management of Portfolio	50	54	(4)
Income from Economic and Financial Advisory Services	106	74	32
Other Services	201	186	15
Total	**503**	**455**	**48**

A growth in revenues from economic and financial consulting was observed, driven by activity in the Corporate and Investment Bank areas.

Banking Service Fees and Income from Banking Charges

In the first half of 2011, banking service fees and income from banking charges revenues grew 11.1% from the same period in the prior year. The same trend can be observed when we compare the accumulated amounts of the last 12 months to the immediately preceding 12-month period, in which a 10.7% increase can be noted.

In the second quarter of 2011, the ratio between banking service fees and income from banking charges to operating revenues – which considers, in addition to these revenues, also the managerial financial margin, income from insurance, pension plan and capitalization operations and other operating income – reached 26.0% and increased 50 basis points from the prior period. This index has been between 25% and 26% in the last quarters, mainly attributable to the consistent growth of banking service fees and income from banking charges. The chart below shows the historical data of service fees and the relation with our operating revenues.

R$ million
3,835
4,205
4,024
4,204
4,379
4,493
4,467
4,672
23.5%
24.8%
25.6%
25.8%
26.3%
25.3%
25.5%
26.0%
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Banking services fee and income from banking charges
Banking services fee and income from banking charges/Operating Revenues

Management Discussion & Analysis Itaú Unibanco Holding S.A. 15

Analysis of the Net Income

Results from Loan Losses

R$ million

	2nd Q/11	1st Q/11	1st H/11	1st H/10	Variation 2nd Q/11 - 1st Q/11		Variation 1st H/11 - 1st H/10	
Expenses for Provision for Loan and Lease Losses	(5,107)	(4,380)	(9,487)	(7,765)	(727)	16.6%	(1,723)	22.2%
Income from Recovery of Credits Written Off as Losses	1,393	1,207	2,600	1,785	185	15.4%	815	45.7%
Result from Loan Losses	**(3,715)**	**(3,173)**	**(6,888)**	**(5,980)**	**(542)**	**17.1%**	**(908)**	**15.2%**

The result from loan losses totaled R$3,715 million in the second quarter of 2011. The expenses for provision for loan and lease losses reached R$5,107 million in the period, R$727 million more than in the prior quarter.

It's important to notice that the short-term delinquency, measured from 31 to 90 days delinquency, observed in the previous quarter generated a growth in the over 90 days delinquency in the end of the second quarter of 2011 and impacted several credit ratios, especially due to the very small and small companies.

The complementary allowance of loan and lease losses, in addition to the 2,682/99 National Monetary Council (NMC) regulation stood at R$5,058 million at the end of the second quarter of 2011 and when dividing it by the credit portfolio its ratio reduced from 1.7% to 1.6%, mainly due to maintenance of allowance despite the growth of the credit portfolio.

Revenues from the recovery of credits previously written off as losses added up to R$1,393 million in the second quarter, a R$185 million growth quarter-on-quarter.

Allowance for Loan Losses and Credit Portfolio

10.2%
9.8%
9.1%
8.6%
8.3%
7.5%
7.3%
7.5%
7.6%
7.4%
6.7%
6.3%
6.1%
5.9%
5.7%
5.9%
24,068
24,052
22,872
22,623
23,018
22,018
22,239
23,775
6,104
6,104
6,104
6,104
6,104
4,531
5,058
5,058
17,964
17,948
16,768
16,519
16,914
17,487
17,181
18,716
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Allowance for loan losses (R$ million)
Complementary portion of the provision— expected loss model (R$ million)
Additional provision — expected loss model + counter-cyclical provision (R$ million)
Allowance for loan losses specific + generic + complementary portion / Credit portfolio
Allowance for loan losses specific + generic / Credit portfolio

In June 2011, the balance of the credit portfolio without endorsements and sureties increased R$13,307 million in comparison to March 2011, to reach R$316,964 million, while the balance of the allowance for loan losses grew R$1,535 million to reach R$23,775 million. As a result, the balance of allowances as a percentage of the credit portfolio increased from 7.3% to 7.5%.

Expenses for Provision for Loan Losses and Credit Portfolio

4,669
4,016
3,809
3,955
4,010
3,918
4,380
5,107
1.8%
1.7%
1.5%
1.5%
1.5%
1.4%
1.5%
1.6%
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Expenses for provision for loan losses (R$ million)
Expenses for provision for loan losses / Credit portfolio (*)

(*) Average balance of the Credit Portfolio of the two previous quarters.

The ratio of expenses for provision for loan losses to credit portfolio reached 1.6% in the second quarter of 2011, a 10 basis point increase when compared to the prior quarter.

NPL and Nonperforming Ratios

R$ million

	Jun 30,11	Mar 31,11	Jun 30,10
Nonperforming Loans – 60 days (a)	17,374	16,119	14,545
Nonperforming Loans – 90 days (b)	14,360	12,872	12,021
Credit Portfolio (c)	316,964	303,656	261,657
NPL Ratio [(a)/(c)] x 100 over 60 days	5.5%	5.3%	5.6%
NPL Ratio [(b)/(c)] x 100 over 90 days	4.5%	4.2%	4.6%

(a) Loans overdue for more than 60 days and that do not accrue revenues.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included.

The overall delinquency level (credit transactions more than 90 days overdue) reached 4.5% in June 2011, increasing 30 basis points from the prior period, primarily due to the delinquency portfolio growth observed in the very small and small companies segment, as can be noted on the following graphs. Individuals, mid-sized and large companies continue to present low delinquency levels when compared to their historical average.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 16

Analysis of the Net Income

NPL Ratio - 90 days

8.1%
8.0%
7.4%
6.7%
6.3%
6.0%
5.8%
5.7%
5,8%
5.3%
5.9%
5.6%
4.8%
4.6%
4.2%
4.2%
4.2%
4.5%
3.1%
4.1%
4.0%
3.3%
3.2%
2.8%
2.9%
3.1%
3.5%
Jun, 09
Sep, 09
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Individuals
Total
Companies

The chart above shows the total NPL ratio 90 days, along with the individuals and the companies segments ratios. On the individuals segment the ratio grew 10 basis points and reached 5.8% at the end of the period, while the companies segment rose 40 basis points and amounted to 3.5% at June 30, 2011.

NPL Ratio - 31 to 90 days

5.3%
4.7%
4.3%
4.5%
4.2%
3.7%
3.7%
4.2%
4,1%
3.4%
2.9%
2.7%
2.9%
2.6%
2.4%
2.3%
2.9%
2,7%
1.9%
1.5%
1.3%
1.6%
1.3%
1.4%
1.2%
1.8%
1,5%
Jun, 09
Sep, 09
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Individuals
Total
Companies

As seen in the chart, short-term delinquency from 31 to 90 days decreased by 20 basis points. During the second quarter of 2011, delinquency levels declined 10 basis points for individuals and 30 basis points for companies.

NPL Ratio - 30 days

13.4%
12.7%
11.7%
11.2%
10.5%
9.6%
9.5%
9.9%
9.9%
8.8%
8.8%
8.2%
7.8%
7.2%
6.6%
6.5%
7.1%
7.2%
5.0%
5.6%
5.3%
4.9%
4.5%
4.2%
4.1%
4.8%
5.0%
Jun, 09
Sep, 09
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Individuals
Total
Companies

The NPL ratio over 30 days reached 7.2% on June 30, 2011, increasing 10 basis points compared to the last quarter.

Coverage - 90 days

The 90-day coverage ratio reached 166% in June, impacted by the 11.6% growth in the credit portfolio overdue for 90 days, in particular in the companies segment. The balance of allowance for loan losses reached R$23,775 million in June, a 6.9% increase quarter-on-quarter.

173%
177%
189%
188%
196%
177%
173%
166%
Sep, 09
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue. Until September 2010 the coverage ratio considered an additional countercyclical allowance.

Overdue Loans

The 15 days overdue loans portfolio grew 6.1% in the second quarter, while the balance of allowance for loan losses increased 6.9% in the same period.

R$ million

	Jun 30,11	Mar 31,11	Jun 30,10
Overdue Loans	26,415	24,893	22,566
Balance of Allowance for Loan and Lease Losses	(23,775)	(22,239)	(22,623)
Coverage	(2,640)	(2,654)	57

Note: Overdue loans are credit operations having at least one installment more than 15 days overdue, irrespective of collateral provided.

Credit Portfolio Write Offs

Write-offs from the credit portfolio totaled R$3,572 million in the second quarter of 2011, declining by R$587 million and R$632 million from the prior period and the second quarter of 2010, respectively. The ratio of written-off operations to the credit portfolio reached 1.2% in the second quarter 2011, a 20 basis point decline from the first quarter of 2011, and a 40 basis point reduction when compared to the same period of the previous year.

R$ million

3,143
4,204
4,640
4,204
3,615
3,346
4,159
3,572
1.8%
1.9%
1.6%
1.2%
1.4%
1.2%
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Write Off
Write Off / Credit Portfolio (*)

(*) Average balance of the two previous quarters.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 17

Analysis of the Net Income

Non-interest Expenses

R$ million

	2nd Q/11	1st Q/11	1st H/11	1st H/10	Variation			
					2nd Q/11 - 1st Q/11		1st H/11 - 1st H/10	
Personnel Expenses	(3,335)	(3,243)	(6,578)	(5,896)	(93)	2.9%	(682)	11.6%
Administrative Expenses	(3,422)	(3,260)	(6,682)	(6,120)	(162)	5.0%	(562)	9.2%
Operating Expenses	(1,129)	(1,105)	(2,234)	(1,472)	(24)	2.2%	(762)	51.8%
Other Tax Expenses [1]	(84)	(78)	(162)	(156)	(6)	8.2%	(5)	3.3%
Total	**(7,971)**	**(7,686)**	**(15,657)**	**(13,645)**	**(285)**	**3.7%**	**(2,012)**	**14.7%**

[1] Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$7,971 million in the second quarter of 2011. The 3.7% increase from the prior quarter is mainly attributable to an increase in administrative expenses.

Personnel Expenses

R$ million

	2nd Q/11	1st Q/11	Variation
Compensation	(1,535)	(1,519)	(16)
Charges	(492)	(494)	2
Social Benefits	(369)	(393)	23
Training	(68)	(49)	(19)
Profit Sharing	(529)	(562)	32
Employee Terminations and Labor Claims	(342)	(226)	(116)
Total	**(3,335)**	**(3,243)**	**(93)**

Personnel expenses totaled R$ 3,335 million in the second quarter, representing a 2.9% increase from the prior period impacted, basically due to the growth of expenses with labor claims, due to the variation of average cost and higher expenses with employee terminations, mainly related to the restructuring of our consumer credit area.

Number of Employees [2]

The number of employees went from 109,836 in March to 107,546 in June 2011, primarily due to the restructuring of the consumer credit area. Such restructuring was intended to integrate systems and processes into a single platform, in order to capture synergies among operating structures and review the strategies for some businesses. As part of this review, work posts at some commercial structures started to be transferred to our retail partners.

102,754
101,640
103,835
105,847
106,879
108,040
109,836
107,546
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11

[2] For companies under control of Itaú Unibanco, 100% of the number of employees are considered. For shared-control companies, 50% of the employees are considered. No employee is considered for companies which are not under Itaú Unibanco's control.

Administrative Expenses

R$ million

	2nd Q/11	1st Q/11	Variation
Data Processing and Telecommunications	(892)	(846)	(47)
Third-Party Services	(807)	(718)	(89)
Facilities	(535)	(485)	(50)
Depreciation and Amortization	(344)	(338)	(6)
Advertising, Promotions and Publications	(220)	(217)	(3)
Transportation	(144)	(139)	(5)
Security	(119)	(121)	1
Materials	(111)	(108)	(3)
Financial System Services	(86)	(130)	44
Travel	(46)	(40)	(6)
Other	(116)	(118)	2
Total	**(3,422)**	**(3,260)**	**(162)**

Administrative expenses grew 5.0% quarter-on-quarter, due to an increase in third-party service expenses, comprised primarily of systems development, a growth in facility expenses due to higher maintenance and upkeep due to renovation of branches to match the new standard and updated furniture of the central administration, and expenses with data processing and telecommunications, impacted by technology projects that were under negotiation in the first quarter.

Operating Expenses

R$ million

	2nd Q/11	1st Q/11	Variation
Provision for contigencies	(285)	(277)	(7)
Selling - Credit Cards	(448)	(492)	45
Claims	(155)	(130)	(24)
Other	(242)	(205)	(37)
Total	**(1,129)**	**(1,105)**	**(24)**

During the second quarter, operating expenses were mainly impacted by the slight increase in claims.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 19

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plans transactions (claims).

75.9
75.2
73.5
72.0
71.1
70.1
70.2
70.8
47.6
47.3
47.3
47.1
49.4
51.3
49.9
49.6
46.2
47.2
46.8
46.8
48.3
49.1
49.6
48.0
45.7
74.8
48.8
74.0
45.6
68.7
48.0
70.1
50.6
71.4
51.9
69.9
47.8
69.3
48.3
72.5
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
Quarter E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
E.R. Cumulative figure of the last 6 months (%)
Quarter R.A.E.R. (%)
R.A.E.R. Cumulative figure of the last 12 months (%)

Risk Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims / (Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

During the second quarter, the efficiency ratio reached 48.3%, increase of 50 basis points compared to the prior quarter. This fluctuation was primarily due to the decline of the financial margin with market, which caused the Operating Revenues growth not to follow the Non-Interest Expenses evolution. In the last 12 months, the efficiency ratio reached 49.6%, increasing 250 basis points from the same period of the prior year, mainly due to expenses incurred with the migration of branches in the second half of 2010. The improvement of the efficiency ratio can be observed by comparing the six month period ended in June, 2011 (48.0%) with the efficiency ratio of 2010 (49.1%).

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the second quarter was 72.5%, 320 basis points higher than in the first quarter of the year, mainly due to the higher expense with the allowance for lease and loan losses. In the last 12 months, the risk-adjusted efficiency ratio reached 70.8%, improving 120 basis points when compared to the same period of the previous year.

Usage of Operating Revenues

The chart below shows the portions of the Operating Revenues that are utilized to cover Non-interest Expenses, Result from Loan Losses and Retained Claims.

Operating Revenues (*)
(-)
Efficiency Ratio
(-)
Loan Losses and Retained Claims Net of Recovery/ Operating Revenues (*)
=
Income before Tax and Profit Sharing (**) / Operating Revenues (*)
(+)
Risk Adjusted Efficiency Ratio
%
45.7
48.8
45.6
48.0
50.6
51.9
47.8
48.3
E.R.
R.A.E.R 2ndQ/2011 72.5%
Operating Revenues (*)
29.1
25.1
23.2
22.1
20.8
17.9
21.5
24.2
25.2
26.0
31.3
29.9
28.6
30.1
30.7
27.5
Income before Tax and Profit Sharing (**)
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 19

Analysis of the Net Income

Points of Service

At the end of the second quarter of 2011, Itaú Unibanco had a network of 4,936 branches and client service branches (CSB), in addition to over 29.5 thousand ATMs, both in Brazil and abroad.

Branches and Client Service Branches (CSB) | Brazil and Abroad

4,911
4,884
4,879
4,869
4,871
4,911
4,927
4,936
3,951
3,936
3,933
3,931
3,929
3,967
3,982
3,993
960
948
946
938
942
944
945
943
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Client Service Branches (CSB)
Branches

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies' information.

Automated Teller Machines (ATMs) | Brazil and Abroad

30,524
30,705
30,686
30,398
29,443
29,301
29,537
29,543
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11

Note: (i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies' information.
(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$983 million in the second quarter of 2011, representing a R$48 million increase from the prior quarter, due to the higher Social Integration Program (PIS), Social Contribution on Net Revenues (Cofins) and Service Tax (ISS) taxable bases.

Income Tax and Social Contribution on Net Income

During the second quarter of 2011, Income Tax and Social Contribution on Net Income (CSLL) expense totaled R$1,256 million, a 9.8% decline from the prior quarter.

The CSLL expense payable continues not to reflect the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Federation of the Financial System (CONSIF) in this regard is yet to be decided.

On June 30, 2011, the balance of the unrecorded remaining tax credit as a result of the CSLL rate increase totaled R$1,344 million.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 29

Balance Sheet
Balance Sheet by Currency
Value at Risk
Ownership Structure

Itaú Unibanco Holding S.A.

Balance Sheet

Short-term Interbank Investments and Securities Portfolio

On June 30, 2011, the balance of short-term interbank investments and the securities portfolio added up to R$279,178 million, corresponding to a 1.3% decrease from the prior quarter.

The mix of short-term interbank investments and the securities portfolio was changed during the quarter, with a decrease in the public securities portfolio.

R$ million

	Jun 30, 11	%	Mar 31, 11	%	Jun 30, 10	%	Variation (%) Jun/11 – Mar/11	Variation (%) Jun/11 – Jun/10
Short-term Interbank Investments	**98,445**	**35.3%**	**99,628**	**35.2%**	**115,483**	**47.7%**	**-1.2%**	**-14.8%**
Total Public Securities	**87,778**	**31.4%**	**92,743**	**32.8%**	**50,566**	**20.9%**	**-5.4%**	**73.6%**
Government Securities – Domestic	80,377	28.8%	86,234	30.5%	44,302	18.3%	-6.8%	81.4%
Government Securities – Foreign	7,401	2.7%	6,509	2.3%	6,264	2.6%	13.7%	18.1%
Denmark	3,270	1.2%	3,548	1.3%	788	0.3%	-7.8%	314.8%
United States	1,137	0.4%	673	0.2%	391	0.2%	68.9%	191.0%
Spain	782	0.3%	729	0.3%	441	0.2%	7.2%	77.4%
Chile	645	0.2%	427	0.2%	1,182	0.5%	51.2%	-45.4%
Uruguay	404	0.1%	162	0.1%	774	0.3%	149.8%	-47.8%
Paraguay	387	0.1%	391	0.1%	368	0.2%	-1.0%	5.1%
Korea	295	0.1%	288	0.1%	2,090	0.9%	2.3%	-85.9%
Mexico	244	0.1%	19	0.0%	1	0.0%	-	-
Argentina	206	0.1%	271	0.1%	224	0.1%	-23.9%	-7.8%
Other	31	0.0%	1	0.0%	5	0.0%	-	-
Corporate Securities	**31,409**	**11.3%**	**31,033**	**11.0%**	**27,125**	**11.2%**	**1.2%**	**15.8%**
PGBL/VGBL Fund Quotas	**51,124**	**18.3%**	**48,554**	**17.2%**	**41,191**	**17.0%**	**5.3%**	**24.1%**
Derivative Financial Instruments	**10,423**	**3.7%**	**10,841**	**3.8%**	**7,898**	**3.3%**	**-3.9%**	**32.0%**
Total	**279,178**	**100.0%**	**282,799**	**100.0%**	**242,263**	**100.0%**	**-1.3%**	**15.2%**

Evolution of Short-term Interbank Investments and Securities Portfolio

The evolution of short-term interbank investments in the most recent quarters is shown below.

260,541
259,384
255,871
242,263
252,570
272,921
282,799
279,178
36,404
38,626
39,921
41,191
43,352
46,051
48,554
51,124
23,230
23,414
23,810
27,125
27,934
30,906
31,033
31,409
6,264
7,592
6,509
7,401
45,011
43,889
39,369
44,302
49,917
87,371
86,234
80,377
137,964
139,195
136,620
115,483
112,879
86,359
99,628
98,445
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Short-term Interbank Investments
Public Securities – Domestic
Public Securities – Foreign
Corporate Securities
PGBL/VGBL Fund Quotas
Derivative Financial Instruments

On June 30, 2011, our European public securities portfolio totaled R$3,270 million from Denmark and R$ 782 million from Spain. On July 14, 2011 a portion of our Spanish public securities was settled, remaining R$418 million, classified as available for sale and settlement date in January, 2012.

Credit Portfolio

Credit Portfolio by Risk Level

On June 30, 2011, the share of credits rated "AA" to "C" in the total portfolio was 90.1%, a 40 basis point decline from the prior quarter. Such decrease was a result of the slight delinquency seen in the second quarter of 2011 which, at the same time, is reflected in the 40 basis points increase in the portfolio of credits rated "D-H", driven by the migration of other risk levels to this latter portfolio.

Evolution of Credit Portfolio by Risk Level

Δ Balance Jun/11 X Jun/10
21.2%
21.1%
21.5%
22.1%
22.7%
23.8%
36.3%
36.2%
100.9%
44.3%
45.3%
44.4%
44.7%
45.3%
44.7%
41.3%
40.9%
12.0%
17.9%
17.7%
18.4%
18.2%
17.3%
17.3%
8.2%
8.2%
-44.8%
5.5%
5.7%
5.6%
5.2%
5.2%
4.9%
4.7%
4.8%
11.9%
11.0%
10.3%
10.1%
9.8%
9.5%
9.3%
9.5%
9.9%
44.9%
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
AA
A
B
C
D-H

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 22

Balance Sheet

Credit Portfolio by Product

The table below analyzes the credit portfolio of individuals and companies. To better understand the performance of these portfolios, the main product groups for each segment are presented below.

R$ million

	Jun 30, 11	Mar 31, 11	Dec 31, 11	Jun 30, 10	Variation Jun/11 – Mar/11	Variation Jun/11 – Dec/10	Variation Jun/11 – Jun/10
Individuals	**141,150**	**133,641**	**130,097**	**116,263**	**5.6%**	**8.5%**	**21.4%**
Credit Card	34,555	32,736	33,030	28,141	5.6%	4.6%	22.8%
Personal Loans	22,493	19,689	17,228	16,543	14.2%	30.6%	36.0%
Vehicles	60,141	59,858	60,118	55,092	0.5%	0.0%	9.2%
Owned Payroll Loans	7,532	6,910	6,384	5,731	9.0%	18.0%	31.4%
Mortgage Loans	10,984	9,276	8,067	6,342	18.4%	36.2%	73.2%
Rural Loans	257	244	289	320	5.4%	-10.9%	-19.7%
Argentina/Chile/Uruguay/Paraguay	5,187	4,926	4,982	4,093	5.3%	4.1%	26.7%
Companies	**175,814**	**170,016**	**164,956**	**145,393**	**3.4%**	**6.6%**	**20.9%**
Working Capital (*)	95,574	91,996	89,352	79,202	3.9%	7.0%	20.7%
BNDES/Onlending	36,075	34,917	33,714	26,224	3.3%	7.0%	37.6%
Export / Import Financing	13,754	13,210	12,508	13,262	4.1%	10.0%	3.7%
Vehicles	8,383	8,297	8,510	8,580	1.0%	-1.5%	-2.3%
Acquired Payroll Loans	1,591	1,769	2,018	1,604	-10.0%	-21.1%	-0.8%
Mortgage Loans	5,659	5,597	5,190	4,159	1.1%	9.0%	36.1%
Rural Loans	5,293	5,369	5,136	4,694	-1.4%	3.0%	12.7%
Argentina/Chile/Uruguay/Paraguay	9,485	8,862	8,527	7,669	7.0%	11.2%	23.7%
Total without Endorsements and Sureties	**316,964**	**303,656**	**295,053**	**261,657**	**4.4%**	**7.4%**	**21.1%**
Endorsements and sureties	43,144	41,199	38,374	32,694	4.7%	12.4%	32.0%
Total with Endorsements and Sureties	**360,107**	**344,855**	**333,427**	**294,350**	**4.4%**	**8.0%**	**22.3%**
Private Securities (**)	15,224	15,228	15,598	11,012	0.0%	-2.4%	38.2%
Adjusted Total Risk	**375,331**	**360,084**	**349,025**	**305,362**	**4.2%**	**7.5%**	**22.9%**

(*) Also includes Revolving, Receivables, Hot Money, Leasing, and other.
(**) Includes Debentures, CRI and Commercial Paper.

On June 30, 2011, the individuals portfolio grew 5.6% from the prior quarter, to reach R$141,150 million. This improvement is primarily attributable to increases of 14.2% in personal loans, amounting to R$22,493 million, 18.4% in mortgage loans, amounting to R$10,984 million, 9.0% in payroll loans, reaching R$7,532 million, and 5.6% in credit card loans, in the amount of R$34,555 million. The companies portfolio grew 3.4% during the quarter to reach R$175,814 million. Changes in this portfolio were driven by the following increases: working capital, 3.9%, to reach R$95,574 million; BNDES/Onlending, 3.3%, amounting to R$36,075 million; export/import financing, 4.1%, adding up to R$13,754 million; and South Cone transactions, 7.0%, totaling R$9,485 million. Considering our private fixed income securities and sureties and endorsements, the adjusted balance of our overall credit portfolio reached R$375,331 million, or a 4.2% increase quarter-on-quarter.

Credit Portfolio by Industry

The main changes in the companies portfolio during the quarter were seen in the following industries:

Industry	Jun/11	Mar/11	Variation Jun/11 – Mar/11	
Transports	15,295	14,246	1,049	7.4%
Apparel	8,905	8,182	723	8.8%
Food and Beverage	18,866	18,146	720	4.0%
Light and Heavy Vehicles	10,949	10,329	620	6.0%
Pharmaceuticals	4,477	3,991	486	12.2%
Autoparts and Accessories	5,731	5,329	402	7.5%
Chemicals and Petrochemicals	7,661	7,312	349	4.8%
Import and Export	2,503	2,180	323	14.8%
Construction Material	4,784	4,497	287	6.4%
...Other Industries...				
Electrical Energy Gen., Transf. and Distrib.	7,855	8,096	(241)	-3.0%
Health	2,051	2,333	(282)	-12.1%
Mining	2,968	3,263	(295)	-9.0%

Management Discussion & Analysis Itaú Unibanco Holding S.A. 23

Balance Sheet

Funding

Funding from Clients

R$ million

	Jun 30, 11	Mar 31, 11	Jun 30, 10	Jun 30,11 - Mar 31,11	Jun 30, 11 - Jun 30,10
Demand Deposits	23,792	24,724	25,844	-3.8%	-7.9%
Savings Deposits	59,982	58,971	51,836	1.7%	15.7%
Time Deposits	114,785	110,473	104,794	3.9%	9.5%
Debentures (Repurchase Agreements) and Funds from Bills (*)	115,154	108,495	86,548	6.1%	33.1%
(1) Total - Funding from Account Holders (**)	**313,712**	**302,663**	**269,022**	**3.7%**	**16.6%**
Institutional Clients	15,140	17,440	13,583	-13.2%	11.5%
Onlending	34,277	32,868	24,749	4.3%	38.5%
(2) Total – Funding from Institutional & Account Holders	**363,130**	**352,971**	**307,354**	**2.9%**	**18.1%**
Assets Under Administration	379,392	381,778	344,689	-0.6%	10.1%
Technical Provisions for Insurance, Pension Plan and Capitalization	65,524	62,432	54,253	5.0%	20.8%
Deposits from Banks	2,802	2,913	2,272	-3.8%	23.4%
Funds from Acceptance and Issuance of Securities Abroad	11,736	10,314	6,301	13.8%	86.3%
Total Funds from Clients	**822,584**	**810,408**	**714,869**	**1.5%**	**15.1%**

Ratio between Credit Portifolio and Funding

R$ million

	Jun 30, 11	Mar 31, 11	Jun 30, 10	Jun 30,11 - Mar 31,11	Jun 30, 11 - Jun 30,10
Funding from Clients + Account Holders	363,130	352,971	307,354	2.9%	18.1%
Funds from Acceptance and Issuance of Securities Abroad	11,736	10,314	6,301	13.8%	86.3%
Borrowings	18,670	18,196	13,256	2.6%	40.8%
Other (***)	20,066	18,446	13,614	8.8%	47.4%
Total (A)	**413,601**	**399,926**	**340,525**	**3.4%**	**21.5%**
(-) Compulsory Deposits	(94,011)	(93,111)	(61,585)	1.0%	52.7%
(-) Cash (Currency)	(15,186)	(11,762)	(12,131)	29.1%	25.2%
Total (B)	**304,405**	**295,054**	**266,809**	**3.2%**	**14.1%**
Credit Portfolio (C) (****)	**316,964**	**303,656**	**261,657**	**4.4%**	**21.1%**
C/A	**76.6%**	**75.9%**	**76.8%**	**-0.8 p.p.**	**-0.2 p.p.**
C/B	**104.1%**	**102.9%**	**98.1%**	**1.2 p.p.**	**6.1 p.p.**

(*) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.
(**) Under Brazilian law, issues of debentures realized by the leasing company of the conglomerate are classified as open market funding, but for having the same characteristics of CDBs or other time deposits, they are classified in the total deposits of account holders.
(***) These are comprised of installments of subordinated debt that is not included in Tier II Reference Equity.
(****) The credit portfolio balance does not include sureties and endorsements.

On June 30, 2011, total funds from clients amounted to R$822,584 million, increasing R$12,176 million from the prior quarter. The main drivers were increases in funds obtained through own repurchase agreements and bills amounting to R$6,659 million, time deposits totaling R$4,312 million, and technical provisions for insurance, pension plans and capitalization totaling R$3,092 million.

In the last 12 months, we highlight a growth in the compulsory deposits that demanded a higher volume of funding. This funding was raised mainly through debenture-linked repurchase agreements, with cost more competitive than time deposit rates.

The ratio of the credit portfolio to funding before the deduction of compulsory deposits and cash (currency) reached 76.6% in June, 2011, compared to 75.9% in March, 2011. Considering compulsory deposits and cash and cash (currency), the ratio reached 104.1% in June 2011 versus 102.9% in March 2011, with an increase of 120 basis points.

Ratio between Credit Portfolio and Funding

86.1%
86.9%
91.5%
98.1%
95.1%
101.1%
102.9%
104.1%
76.8%
77.2%
77.7%
76.8%
75.6%
75.5%
75.9%
76.6%
274
236
281
244
274
250
267
262
292
277
292
295
295
304
304
317
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Funding from Clients (R$ billion)
Credit Portfolio (R$ billion)
Credit Portfolio / Funding
Credit Portfolio / Funding (*)

(*) Gross funding, disregarding the deduction of compulsory deposits and cash and cash equivalents.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 24

Balance Sheet

Total Funds

R$ million

	Jun 30,11	Mar 31,11	Jun 30,10	Jun 30,11 - Mar 31,11	Jun 30,11 - Jun 30,10
Funding from Clients	**822,584**	**810,408**	**714,869**	**1.5%**	**15.1%**
Repurchase Agreements [1]	95,684	105,042	74,641	-8.9%	28.2%
Borrowings	18,670	18,196	13,256	2.6%	40.8%
Foreign Exchange Portfolio	25,458	27,508	18,793	-7.5%	35.5%
Subordinated Debt	37,210	35,294	28,255	5.4%	31.7%
Collection and payment of Taxes and Contributions	9,385	4,918	3,738	90.8%	151.1%
Free Assets [2]	58,445	56,095	48,170	4.2%	21.3%
Free Assets and Other	**244,853**	**247,052**	**186,853**	**-0.9%**	**31.0%**
Total Funds (Free, Raised and Managed Assets)	**1,067,437**	**1,057,460**	**901,722**	**0.9%**	**18.4%**

(1) Does not include own issued debentures. (2) Stockholders' Equity + Minority Interests - Permanent Assets.

Total funds (Free, Raised and Managed Assets) amounted to R$1.07 trillion on June 30,2011 , increasing R$10.0 billion and R$165.7 billion when compared to March, 2011, and June, 2010, respectively.

External Funding [1]

The table below highlights the outstanding notes of Itaú Unibanco abroad, as of June 30, 2011.

US$ million

Instrument	Coordinator	Balance at Mar 31,11	Issues	Amortization	Exchange Variation	Balance at Jun 30,11	Issue Date	Maturity Date	Coupon %p.y.
Fixed Rate Notes [2]	Merrill Lynch	361			11	373	08/13/2001	08/15/2011	4.25%
Fixed Rate Notes	Merrill Lynch e Itaubank	100				100	08/13/2001	08/15/2011	10.00%
Fixed Rate Notes	Merrill Lynch e Itaubank	80				80	11/09/2001	08/15/2011	10.00%
Fixed Rate Notes	UBS/Merrill Lynch	500				500	07/29/2005	Perpetual	8.70%
Fixed Rate Notes [3]	Itaú Chile	97				97	07/24/2007	07/24/2017	UF[8] + 3,79%
Fixed Rate Notes [4]	Itaú Chile	98				98	10/30/2007	10/30/2017	UF[8] + 3,44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	03/30/2015	Libor[9] + 1,25%
Floating Rate Notes [5]	Itaú Europa, HypoVereinsbank e LB Baden Wuerttemberg	98		(11)	2	89	12/22/2005	12/22/2015	Euribor[10] + 0,55%
Floating Rate Notes [6]	Itaú Europa, UBS Inv. Bank/US e Natexis Banques Populaires	298		(4)	7	301	07/27/2006	07/27/2011	Euribor[10] + 0,32%
Medium Term Notes [7]	HSBC	233			15	248	05/30/2007	05/30/2012	9.21%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	04/15/2010	04/15/2020	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	09/23/2010	01/22/2021	5.75%
Medium Term Notes [11]	Banco Itaú Holding Cayman	301			19	320	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	01/24/2011	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	0	500			500	06/15/2011	12/21/2021	6.20%
Other Notes [12]		3,476	134	(48)		3,562			
Total		**8,285**	**634**	**(64)**	**54**	**8,910**			

(1) Balance refers to principal amounts.; (2) Amount in US$ equivalent on the dates shown to JPY 30 billion;(3) and (4) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively; (5) and (6) Amounts in US$ equivalent on the dates shown to € 100 million and € 300 million, respectively; 7) Amounts in US$ equivalent on the date to R$387 million;(8) Fomentation Financial Unit; 9) 180–day Libor; (10) 90–day Euribor;(11) Amounts in US$ equivalent on the date to R$500 million; (12) Structured Notes.

Funds obtained abroad include new issues of tier II subordinated debt amounting to US$750 million in the first half of 2011.

Equity and Tangible Capital | Economic Financial Consolidated

On June 30, 2011, stockholders' equity totaled R$66,083 million, an increase of R$2,352 million from March 2011. The Basel ratio remained 16.1%, in line with the prior quarter, with a 40 basis points increase when compared to the same month of the previous year. The breakdown of the Basel ratio is presented below in order to show the Tangible Common Equity (TCE) ratio (*). During the quarter, following a special authorization granted by the Brazilian Central Bank, subordinated CDBs maturing in 2012 and 2013 were repurchased and replaced with subordinated Financial Bills with the same counterparties.

R$ million

	Jun 30,11	Mar 31,11	Jun 30,10
Stockholders´ Equity of Parent Company	**66,083**	**63,731**	**55,074**
(-) Intangible	(3,124)	(2,891)	(2,999)
(=) Tangible Equity (A)	**62,959**	**60,840**	**52,075**
Risk-weighted Exposure	**524,654**	**512,616**	**454,925**
(-) Intangible asset not eliminated from weighting	(2,801)	(2,535)	(2,536)
(=) Adjusted Risk-weighted Exposure (B)	**521,853**	**510,081**	**452,390**
Ratios			
BIS	16.1%	16.1%	15.7%
Tier I	12.8%	12.7%	12.3%
Tangible Equity (A/B)	12.1%	11.9%	11.5%

An issue of subordinated debt, which on June 30, 2011 amounted to R$2,387 million, is pending approval from the Central Bank of Brazil in order to comprise the Tier II of Referential Equity. Should we consider this issue, the Basel ratio would have reached at 16.6%.

Capital Ratios

15.7%
12.3%
11.5%
16.1%
12.7%
11.9%
16.1%
12.8%
12.1%
Jun/10
Mar/11
Jun/11
BIS
Tier I
Tangible Equity

(*) Internationally defined as Stockholder's Equity less intangible assets, goodwill and redeemable preference shares. In Brazil, non-voting shares basically have an equity function and, for this reason, have not been excluded from Tangible Equity.

Under the Operational Consolidated concept, the Basel ratio reached 15.8%, considered adequate by Management.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 25

Balance Sheet by Currency (*)

The exchange risk management policy adopted by Itaú Unibanco with respect to its asset and liability positions is primarily intended to prevent impacts on consolidated results from fluctuations in exchange rate parities.

The Brazilian tax legislation determines that exchange rate variation gains and losses on permanent foreign investments shall not be included in the tax basis. Gains and losses arising from financial instruments used to hedge such assets position, however, are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet per Currencies shows assets and liabilities balances denominated in local and foreign currencies. On June 30, 2011, the next exchange position was a liability of US$9,727 million.

Assets | Jun 30, 2011

R$ million

	Consolidated	Business in Brazil - Total	Business in Brazil - Local Currency	Business in Brazil - Foreign Currency	Business Abroad
Cash and Cash Equivalents	15,186	10,778	9,904	874	4,490
Short Term Interbank Deposits	98,445	89,259	89,055	203	11,888
Securities	180,733	162,619	162,367	252	41,049
Loans	316,964	279,765	271,513	8,252	45,876
(Allowance for Loan Losses)	(23,775)	(23,096)	(23,096)	-	(679)
Other Assets	194,000	183,255	170,248	13,008	29,633
Foreign Exchange Portfolio	24,869	19,417	7,322	12,095	24,039
Other	169,131	163,838	162,925	913	5,594
Permanent Assets	10,947	31,266	9,930	21,336	1,017
Total Assets	792,500	733,846	689,922	43,925	133,274
Derivatives – Purchased Positions				62,270	
Futures				16,121	
Options				9,623	
Swaps				7,222	
Other				29,304	
Total Assets After Adjustments (a)				106,195	

Liabilities and Equity | Jun 30, 2011

R$ million

	Consolidated	Business in Brazil - Total	Business in Brazil - Local Currency	Business in Brazil - Foreign Currency	Business Abroad
Deposits	208,914	167,011	166,779	233	42,750
Funds Received under Securities Repurchase Agreements	197,864	190,998	190,998	-	6,866
Funds from Acceptances and Issue of Securities	32,297	42,866	20,514	22,351	11,674
Borrowings and OnLendings	52,947	50,489	37,007	13,482	13,784
Interbank and Interbranch Accounts	8,519	8,384	6,336	2,048	135
Derivative Financial Instruments	6,887	4,395	4,395	-	2,712
Other Liabilities	149,328	134,656	123,375	11,280	33,937
Foreign Exchange Portfolio	25,458	20,097	9,248	10,848	23,948
Other	123,869	114,559	114,127	432	9,989
Technical Provisions of Insurance, Pension Plans and Capitalization	65,524	65,513	64,714	799	11
Deferred Income	829	758	733	25	71
Minority Interest in Subsidiaries	3,309	2,693	2,693	-	0
Stockholders' Equity of Parent Company	66,083	66,083	66,083	-	21,336
Capital Stock	58,950	58,950	58,950	-	20,447
Net Income	7,133	7,133	7,133	-	889
Stockholders' Equity of Parent Company	792,500	733,846	683,629	50,218	133,274
Derivatives – Sold Positions				71,820	
Futures				26,505	
Options				9,121	
Swaps				12,521	
Other				23,673	
Total Liabilities and Equity After Adjustments (b)				122,038	
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(15,843)	
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(9,727)	

(*) Does not consider eliminations of operations between local and foreign businesses.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 26

Value at Risk (VaR)

Itaú Unibanco's VaR

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Banco Itaú BBA Internacional, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, and Banco Itaú Paraguay. Itaú Unibanco's potfolios are segregated by risk factor.

Itaú Unibanco Holding S.A., in line with its policy of conservative management and portfolio diversification, continues to pursue within low limits in relation to its share capital and, during the quarter, reduced its Global VaR compared with the previous quarter, opting for greater protection of their fixed rate assets.

We also note that the diversification of risks from the business units is significant, enabling the conglomerate to maintain a reduced overall exposure to market risk when compared to its equity.

VaR by Risk Factor

R$ million

		Jun 30, 11	Mar 31,11
Itaú Unibanco + Itaú BBA	Fixed Rate	6.1	63.1
	TR	20.3	34.5
	Inflation Indexes	9.8	20.4
	Dollar Linked Interest Rate	24.0	14.1
	Foreign Exchange Rate ? US$	9.2	2.6
	Foreign Sovereign and Private Securities	12.3	5.8
	Equities	6.9	22.3
	Foreign Interest Rate	1.8	5.6
	Commodities	16.2	8.3
	Other Foreign Exchange Rate	4.7	4.9
	Other	4.0	6.4
Itaú BBA Internacional		0.7	4.3
Itaú Argentina		2.6	2.3
Itaú Chile		1.9	4.4
Itaú Uruguay		0.2	0.3
Itaú Paraguay		1.1	0.3
Diversification Effect		(42.7)	(65.5)
Global VaR		**78.9**	**134.1**
Maximum VaR		**161.0**	**159.1**
Average VaR		**117.9**	**128.1**
Minimum VaR		**71.9**	**113.3**

Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Evolution of Itaú Unibanco's Value at Risk (R$ million)

R$ million

209
242
123
118
139
182
159
161
173
153
92
88
108
149
128
118
158
87
77
86
120
132
134
79
143
61
65
62
79
110
113
72
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Global
Maximum
Average
Minimum

Find out more on risk management in Note 21 to the Financial Statements and in our Investor Relations website(www.itau-unibanco.com/ir), in the Corporate Governance/Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 27

Ownership Structure

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of June 30, 2011:

Number of shares | Itaú Unibanco Holding S.A

In thousands

	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares	2	36.265	36.267
Total Shares (-) Treasury	**2,289,284**	**2,245,385**	**4,534,669**

The organization chart below summarizes the current ownership structure on 06/30/2011:

Moreira Salles Family
Egydio Souza Aranha Family
Free Float*
100.00% Total
61.12% Common Shares
17.77% Non-voting Shares
34.43% Total
38.88% Common Shares
82.23% Non-voting Shares
65.57% Total
Cia. E. Johnston de Participações
Itaúsa
38.66% Common Shares
19.52% Total
50.00% Common Shares
33.47% Total
50.00% Common Shares
66.53% Total
IUPAR Itaú Unibanco Participações S.A.
Free Float*
9.40% Common Shares
99.24% Non-voting Shares
53.88% Total
51.00% Common Shares
25.75% Total
Itaú Unibanco Holding S.A.

Average Daily Trading Volume | BM&FBovespa+NYSE

R$ million
CAGR05-1st H/11: 27.78%
CAGR05-1st H/11: 23.48%
CAGR05-1st H/11: 27.19%
185
79
106
319
95
224
641
189
452
874
242
632
559
191
368
650
207
443
650
252
398
2005
2006
2007
2008
2009
2010
1º H/11
NYSE (ADR)
BM&FBOVESPA (Non-voting + Common)

Non-voting Shares Mix | on 06/30/2011

Foreign Investors (BM&FBovespa) 20%
Brazilian Investors (BM&FBovespa) 39%
Foreign Investors in NYSE (ADR) 41%

(*) Excluding Controlling Stockholders and Treasury

Management Discussion & Analysis Itaú Unibanco Holding S.A. 28

Performance in the Stock Market

Performance in the Stock Market | 2nd Q/11

Our voting and non-voting shares were present at all BM&FBovespa (the São Paulo Stock Exchange) trading sessions in 2011. Additionally, the Bank's non-voting shares are part of all Stock Exchange indices where financial sector institutions' shares may be listed.

	(R$) Non-voting Shares ITUB4	(R$) Common Shares ITUB3	(US$) ADRs ITUB
Closing Quotation at 06/30/2011	**36.45**	**30.72**	**23.55**
Maximum price in quarter*	39.47	32.63	24.72
Average price in quarter	36.16	30.61	22.90
Minimum price in quarter**	34,00	28.90	20.93
Closing Quotation at 03/31/2011	**38.99**	**30.17**	**21.98**
Maximum price in the last 12 months	43.72	33.20	26.30
Average price in the last 12 months	37.89	30.30	22.85
Minimum price in the last 12 months	32.51	25.71	17.93
Closing Quotation at 06/30/2010	**32.49**	**25.79**	**18.00**
Change in the last 12 months	**12.2%**	**19.1%**	**30.8%**
Change in 2nd Q/11	**-6.5%**	**1.8%**	**7.1%**
Average daily trading financial volume - last 12 months (million)	**227**	**8**	**236**
Average daily trading financial volume in 2nd Q/11 (million)	**232**	**8**	**239**

* quotation on 04/27 for ADRs, and 04/01 for non-voting shares and common shares.
** quotation on 05/23 for ADRs, non-voting shares and common shares.

Market Capitalization [1] vs. Bovespa Index

As of June 30, 2011, Itaú Unibanco's market capitalization was R$164,881 million, a 10.23% increase from June 30, 2010. During the same period, Ibovespa increased 2.46%. When compared to 2000, Itaú Unibanco's market capitalization grew 7.7 times, while Ibovespa increased 4.1 times.

According to Bloomberg, as of June 30, 2011, Itaú Unibanco was 10th in the ranking of banks by global market capitalization, the same position held at the end of 2010.

CAGR 00-2nd Q/11: 14.33%
CAGR 00-2nd Q/11: 21.52%
21.3
19.6
23.8
41.2
54.5
80.8
115.3
140.5
107.9
175.1
149.6
179.6
164.9
15.3
13.6
11.3
22.2
26.2
33.4
44.4
63.9
37.5
68.6
60.9
69.3
62.4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2nd Q/10
2010
2nd Q/11
Bovespa Index (thousands points)
Market Capitalization (R$ billion)

(1) Average price of non-voting shares (the most liquid) on the last trading day of the period x total shares outstanding.

Source: BM&FBovespa

Participation in Brazilian Market Indexes

Besides being one of the companies with largest share in Ibovespa, IBrX-100 and IBrX-50, we also have the largest share among the banks listed in the BM&FBovespa indexes for Financial (IFNC), Special Tag Along Stock Index (ITAG) and Carbon Efficient Index (ICO2).

Participation in market indices is a benchmark for institutional investors, and BM&FBovespa launched in 2011 the IBRA - Brazil Broad-Based Index, which aims to measure the performance of almost all shares listed on the exchange.

See in the next table our participation in the portfolio of various stock indexes in the period from May to August.

Index	Participation(%)	Ranking
Ibovespa (Bovespa Index)	4.13	4th
IBrA (Brazil Broad-Based Index)	8.18	3rd
IBrX (Brazil Index)	8.04	3rd
IBrX - 50 (Brazil Index 50)	9.70	3rd
ICO2 (Carbon Efficient Index)	14.06	2nd
IFNC (Financial Index)	20,00	1st
IGC (Special Corp. Governance Stock Index)	7.53	2nd
IGCT (Corporate Governance Trade Index)	11.12	2nd
ISE (Corporate Sustainability Index)	5.82	4th
ITAG (Special Tag Along Stock Index)	13.26	1st
MLCX (Mid-Large Cap Index)	9.04	3rd

Non-voting Shares Appreciation

The chart below depicts the evolution of R$100 invested on June 30, 2001 through June 30, 2011, by comparing the quotations with and without reinvestment of Itaú Unibanco's dividends to the performance of Ibovespa and CDI (Interbank Deposit Certificate). With an average growth of 22% p.y., the Bank's non-voting shares with dividends reinvested appreciated above Ibovespa, CDI, and shares without reinvested dividends.

baseline 100=06/30/2001
CAGR: 21.32%
CAGR: 17.35%
CAGR: 15.67%
CAGR: 14.89%
690
495
429
401
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Itaú Unibanco's non-voting shares WITH reinvestment of dividends
Itaú Unibanco's non-voting shares WITHOUT reinvestment of dividends
São Paulo Stock Exchange Index (Bovespa Index)
CDI

Management Discussion & Analysis Itaú Unibanco Holding S.A. 29

Performance in the Stock Market

Period Information Filed with SEC and CVM

Form 20-F: On June 27, 2011 we filed the 20-F for the year 2010 with the Securities and Exchange Commission (SEC). The document is mandatory because of our program of ADRs on the New York Stock Exchange (NYSE), and consists of the financial statements based on U.S. accounting principles (U.S. GAAP), and general information about the company. The Portuguese version was filed with the Brazilian Securities Commission (CVM), the BM&FBovespa and on the Investor Relations website.

Reference Form: This document was filed with CVM on May 31 and with SEC on June 7. It includes information on the Bank's activities, management comments, risk factors and corporate governance, as well as details on the institution policies and practices and managers. The document is available on the Investor Relations website (www.itau-unibanco.com.br/ri > Informações Financeiras > Instrução CVM 480/481).

Trading of Own Shares for Treasury

In accordance with its "Operating Rules for Trading its Own Treasury Shares", we disclose on our Investor Relations website, on a monthly basis, the volumes traded, lower, average and higher prices negotiated by the institution in its transactions with own shares, carried out on stock exchanges.

In 2011, until July 15, last date before the start of our blackout period for the acquisition of shares in face of the disclosure of our financial statements of the second quarter, we acquired 22,500,000 non-voting shares at an average price of R$34.94

For more details, please refer to our Investor Relations website (www.itau-unibanco.com.br/ri > Governança Corporativa > Recompra de Ações).

Market Relations | APIMEC and Expo Money

As part of the APIMEC 2011 cycle in Brazil, nine additional meetings were held in the second quarter. Of these meetings, four were held during Expo Money, a financial education-oriented event.

Until the end of 2011, two more APIMEC meetings will be sponsored by the Bank in partnership with Expo Money, thus enhancing our innovative relations with Brazilian individual investors. Also, in October and November, five more meetings will be held in Brazilian cities. The respective dates are shown in the table below:

APIMEC Meetings				
Belém	Manaus	Juiz de Fora	Caxias do Sul	São Paulo
Oct 17	Oct 18	Oct 26	Nov 09	Nov 29

APIMEC Meetings at Expo Money	
Goiânia	Vitória
Aug 13	Oct 27

Awards

Interbrand: for the eighth consecutive time, the Itaú brand was recognized as the most valuable brand in Brazil by consulting firm Interbrand, being valued at R$24.3 billion, an 18% increase from 2010. To determine the value of individual brands, Interband assesses them from the financial performance perspective, by measuring their ability to capture the preference of consumers, and the likelihood of generating future revenues.

FT/IFC Sustainable Finance Awards: The Financial Times and IFC (International Finance Corporation), the financial arm of the World Bank, nominated Itaú Unibanco as the most sustainable bank in the world during the award ceremony "2011 FT / IFC Sustainable Finance Awards" in London. The FT / IFC Sustainable Finance Award is one of the world's most important awards in the area of sustainability and for the past five years has selected the financial institutions with the best performance in sustainable development. The 2011 edition had a record of 187 entries from 161 institutions in 61 countries.

Main Ratings

Itaú Unibanco Holding is rated by international risk agencies that assign ratings to the conditions of the issuer to honor its financial commitments, reflecting its operating performance, strength and management quality. The table below shows the risk ratings ascribed by the three leading worldwide rating agencies:

		International Scale				Domestic Scale	
		Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
Itaú Unibanco Holding	Fitch Ratings	Domestic Currency		Foreign Currency		Domestic	
		A-	F1	BBB+	F2	AAA(bra)	F1+(bra)
	Standard & Poor's	Domestic Currency		Foreign Currency		Domestic	
		BBB	A-3	BBB	A-3	brAAA	brA-1
	Moody's	Domestic Currency Deposit		Foreign Currency Deposit		Domestic	
		A2	P-1	Baa1	P-2	Aaa.br	BR-1
	Moody's (Itaú Unibanco and Itaú BBA)	Domestic Currency Deposit		Foreign Currency Deposit		Domestic	
		A1	P-1	Baa3	P-3	Aaa.br	BR-1

Fitch Ratings also assigns grades to Itaú BBA and Itaú Unibanco, where ratings are equal to the Holding Company.

In addition to the Holding, Standard & Poor's also rates Itau BBA, whose ratings are identical.

Moody's assigns the same ratings of Itaú Unibanco Holding to Itaú Unibanco and Itaú BBA, except the ratings shown in the table above. In addition, the agency also classifies banks according to their financial strength, and the rating of Itaú Unibanco and Itaú BBA, B-, is the highest granted to Brazilian banks.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 30

ItaúNegócios
ItaúNegócios
13

Analysis of Segments

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

Management Discussion & Analysis Itaú Unibanco Holding S.A. 32

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Treasury+Corporate column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of treasury operations, equity in the earnings of companies that are not linked to any segments, as well those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting shareholders' equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a *pro rata* basis, in accordance with the economic capital allocated.

Allocated Capital

Impacts related to capital allocation are considered in the *pro forma* financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

As from January 2011, the economic allocated capital model (EAC) was adopted for the *pro forma* financial statements by segment, which now consider, in addition to allocated capital Tier I, also allocated capital Tier II (Subordinated Debt) and the effects of the Expected Loss net of taxes (Complementary Expected Loss Provisions).

Accordingly, the allocated capital considers the following components: the credit risk (including expected loss), the operating risk, the market risk, and insurance underwriting risk .

Based on this measure of capital we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

As from the first quarter of 2011, the Income Tax rate considered we 40%, net of the tax effect of the payment of interest on own capital, for the Commercial Bank, Itaú BBA, Consumer Credit, and Treasury segments. The difference between the amount of Income Tax determined by segment and the amount as per the consolidated financial statement is allocated to the Corporation.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 33

Analysis of Segments

Itaú

The *pro forma* financial statements of the Commercial Bank, Itaú BBA, Consumer Credit and Treasury+Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June, 30 2011

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**540,253**	**95,636**	**178,179**	**76,997**	**781,553**
Cash and Cash Equivalents	14,651	-	536	-	15,186
Short-term Interbank Investments	133,041	-	21,604	8,947	98,445
Short-term Interbank Deposits in the Market	104,541	-	40	8,947	98,445
Short-term Interbank Deposits in Intercompany*	28,500	-	21,564	-	-
Securities and Derivative Financial Instruments	112,992	0	61,980	38,247	180,733
Interbank and Interbranch Accounts	92,740	88	3,587	-	96,245
Loan, Lease and Other Credit Operations	137,361	95,263	81,783	2,569	316,964
(Allowance for Loan Losses)	(11,930)	(5,617)	(963)	(205)	(18,716)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	61,399	5,902	9,653	32,498	97,755
Foreign Exchange Portfolio	21,083	-	8,649	5,587	24,869
Others	40,316	5,902	1,005	26,910	72,886
Permanent Assets	**6,488**	**1,362**	**1,241**	**1,856**	**10,947**
Total Assets	**546,741**	**96,998**	**179,420**	**78,854**	**792,500**
Liabilities and Equity					
Current and Long-Term Liabilities	**520,167**	**87,387**	**169,825**	**54,413**	**722,280**
Deposits	183,719	25	63,323	1,515	208,914
Deposits from Clients	175,449	25	34,823	1,515	208,914
Intercompany deposits*	8,270	-	28,500	-	-
Deposits Received under Securities Repurchase Agreements	76,737	69,714	44,312	35,357	197,864
Securities Repurchase Agreements in the Market	63,443	69,714	32,189	35,357	197,864
Securities Repurchase Agreements - Intercompany*	13,294	-	12,123	-	-
Funds from Acceptances and Issue of Securities	51,635	-	7,087	-	32,297
Interbank and Interbranch Accounts	5,780	17	2,893	-	8,519
Borrowings and Onlendings	23,165	1,729	28,802	-	52,947
Derivative Financial Instruments	4,772	-	5,554	-	6,887
Other Liabilities	108,835	15,903	17,854	17,541	149,328
Foreign Exchange Portfolio	21,350	-	8,970	5,587	25,458
Subordinated Debt and Other	87,485	15,903	8,883	11,953	123,869
Technical Provisions for Insurance, Pension Plans and Capitalization	65,524	-	-	-	65,524
Deferred Income	**717**	**-**	**111**	**-**	**829**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**3,309**	**3,309**
Economic Allocated Capital - Tier I	**25,856**	**9,611**	**9,484**	**21,132**	**66,083**
Total Liabilities and Equity	**546,741**	**96,998**	**179,420**	**78,854**	**792,500**

(*) The Intercompany operations were eliminated in the Consolidated.

Pro Forma Income Statement by Segment | 2nd Quarter/2011

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Operating Revenues	**11,635**	**3,669**	**1,726**	**963**	**17,985**
Managerial Financial Margin	7,613	2,239	1,194	895	11,939
Banking Service Fees and Income from Banking Charges	2,567	1,463	574	69	4,672
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,323	(44)	0	(0)	1,279
Other Operating Income	133	12	(43)	-	95
Loan and Retained Claims/ Losses net of Recovery	**(2,912)**	**(1,108)**	**(64)**	**(34)**	**(4,118)**
Expenses for Allowance for Loan Losses	(3,579)	(1,409)	(87)	(32)	(5,107)
Income from Recovery of Credits Written Off as Losses	1,071	301	23	(2)	1,393
Retained Claims	(403)	-	-	-	(403)
Operating Margin	**8,724**	**2,561**	**1,662**	**929**	**13,867**
Other Operating Income/(Expenses)	**(6,070)**	**(2,166)**	**(725)**	**(135)**	**(9,096)**
Non-interest Expenses	(5,169)	(1,916)	(636)	(250)	(7,971)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(642)	(250)	(90)	(0)	(983)
Selling Expenses From Insurance	(238)	-	-	-	(238)
Equity in earnings of affiliates and Other investments	(21)	-	1	116	96
Operating Income	**2,653**	**395**	**936**	**795**	**4,770**
Non-operating Income	51	0	0	33	84
Income before Tax and Profit Sharing	**2,704**	**396**	**937**	**828**	**4,855**
Income Tax and Social Contribution	**(883)**	**(66)**	**(303)**	**(4)**	**(1,256)**
Profit Sharing	**(23)**	**(6)**	**(40)**	**(3)**	**(71)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(220)**	**(211)**
Recurring Net Income	**1,798**	**324**	**595**	**600**	**3,317**
(RAROC) – Return on Average Tier I Allocated Capital	29.6%	13.0%	25.9%	11.2%	20.4%
Efficiency Ratio (ER)	49.2%	56.0%	38.9%	26.0%	48.3%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 34

Analysis of Segments

Itaú

The *pro forma* financial statements of the Commercial Bank, Itaú BBA, Consumer Credit and Treasury+Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

***Pro Forma* Balance Sheet by Segment | On March, 31 2011**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**552,149**	**92,733**	**197,654**	**55,777**	**767,412**
Cash and Cash Equivalents	11,140	-	623	-	11,762
Short-term Interbank Investments	149,193	-	33,923	2,951	99,628
Short-term Interbank Deposits in the Market	117,007	-	458	2,951	99,628
Short-term Interbank Deposits in Intercompany*	32,186	-	33,465	-	-
Securities and Derivative Financial Instruments	125,431	(2,217)	66,509	27,560	183,171
Interbank and Interbranch Accounts	90,073	116	4,417	-	94,475
Loan, Lease and Other Credit Operations	127,452	93,815	79,470	2,929	303,656
(Allowance for Loan Losses)	(11,251)	(4,907)	(986)	(36)	(17,181)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	60,112	5,925	13,698	27,432	96,959
Foreign Exchange Portfolio	22,939	-	12,614	-	26,648
Others	37,173	5,925	1,084	27,432	70,311
Permanent Assets	**6,554**	**1,375**	**967**	**2,165**	**11,061**
Total Assets	**558,703**	**94,108**	**198,621**	**57,942**	**778,472**
Liabilities and Equity					
Current and Long-Term Liabilities	**535,140**	**83,793**	**189,634**	**32,804**	**710,470**
Deposits	184,845	27	63,026	1,469	203,922
Deposits from Clients	175,044	27	30,841	1,469	203,922
Intercompany deposits*	9,801	-	32,186	-	-
Deposits Received under Securities Repurchase Agreements	95,994	70,967	63,103	19,922	206,753
Securities Repurchase Agreements in the Market	72,330	70,967	43,644	19,922	206,753
Securities Repurchase Agreements - Intercompany*	23,665	-	19,459	-	-
Funds from Acceptances and Issue of Securities	51,323	-	5,370	-	27,697
Interbank and Interbranch Accounts	5,503	17	2,577	-	7,965
Borrowings and Onlendings	22,144	527	29,099	-	51,064
Derivative Financial Instruments	5,981	-	4,904	-	7,734
Other Liabilities	106,918	12,255	21,555	11,413	142,903
Foreign Exchange Portfolio	23,151	-	13,262	-	27,508
Subordinated Debt and Other	83,767	12,255	8,293	11,413	115,395
Technical Provisions for Insurance, Pension Plans and Capitalization	62,432	-	-	-	62,432
Deferred Income	**742**	**-**	**105**	**-**	**847**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**3,425**	**3,425**
Economic Allocated Capital - Tier I	**22,821**	**10,314**	**8,882**	**21,714**	**63,731**
Total Liabilities and Equity	**558,703**	**94,108**	**198,621**	**57,942**	**778,472**

(*) The Intercompany operations were eliminated in the Consolidated.

***Pro Forma* Income Statement by Segment | 1st Quarter/2011**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Operating Revenues	**11,862**	**3,514**	**1,651**	**533**	**17,544**
Managerial Financial Margin	8,027	2,079	1,151	474	11,724
Banking Service Fees and Income from Banking Charges	2,524	1,376	510	59	4,467
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,170	54	0	(0)	1,224
Other Operating Income	141	4	(10)	-	128
Loan and Retained Claims/ Losses net of Recovery	**(2,121)**	**(898)**	**(13)**	**(543)**	**(3,575)**
Expenses for Allowance for Loan Losses	(2,547)	(1,208)	(82)	(543)	(4,380)
Income from Recovery of Credits Written Off as Losses	828	310	69	-	1,207
Retained Claims	(402)	-	-	-	(402)
Operating Margin	**9,741**	**2,616**	**1,638**	**(10)**	**13,969**
Other Operating Income/(Expenses)	**(6,132)**	**(2,027)**	**(674)**	**65**	**(8,769)**
Non-interest Expenses	(5,195)	(1,791)	(577)	(123)	(7,686)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(645)	(236)	(97)	44	(935)
Selling Expenses From Insurance	(245)	-	-	-	(245)
Equity in earnings of affiliates and Other investments	(47)	-	0	144	97
Operating Income	**3,609**	**589**	**964**	**55**	**5,201**
Non-operating Income	10	(1)	33	0	43
Income before Tax and Profit Sharing	**3,619**	**588**	**997**	**55**	**5,244**
Income Tax and Social Contribution	**(1,265)**	**(157)**	**(330)**	**360**	**(1,392)**
Profit Sharing	**(24)**	**(6)**	**(3)**	**(2)**	**(35)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(195)**	**(178)**
Recurring Net Income	**2,331**	**425**	**665**	**218**	**3,638**
(RAROC) – Return on Average Tier I Allocated Capital	42.8%	18.6%	24.6%	4.2%	23.4%
Efficiency Ratio (ER)	48.5%	54.6%	37.2%	21.3%	47.8%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 35

Analysis of Segments

Commercial Bank

The Commercial Bank segment consists of the offering of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high-net worth clients, private bank and very small, small and mid-sized companies.

In the second quarter of 2011, the Commercial Bank recurring net income was R$1,798 million, a 22.8% decline from the prior quarter, mainly due to a 40.5% growth in expenses for allowance for loan losses mainly in very small and small credit portfolio. During the quarter, the operating revenues declined 1.9%, primarily as a result of a 5.2% decrease in the financial margin, partly offset by the result of Insurance, Pension Plan and Capitalization operations before claims and selling expenses, which grew 13.0% compared to the prior quarter. Non-interest expenses remained stable in relation to the first quarter of 2011.

The credit portfolio totaled R$137,361 million at the end of the second quarter, a 7.8% increase when compared to the prior period. The Commercial Bank's return on allocated capital reached 29.6% per annum, while the efficiency ratio was 49.2% in the period.

Some additional Commercial Bank Highlights:

Branch Network | Individuals

Our service network is nationwide and adopts a segmentation strategy, including structures, products and services that were developed to meet the specific requirements of our many diversified client profiles: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Products which are available at our branch network and *30 Horas* electronic channels include current accounts, investments, credit cards, personal loans, insurance and mortgage and vehicle financing, among others.

At the end of the second quarter of 2011, the branch network comprised 4,672 units, including regular branches and client service branches (CSB), representing 54 more units over a one-year period, in spite of the consolidation of the service network that took place in 2010.

Points of Service Evolution [(1)]

4,666
4,633
4,628
4,618
4,617
4,651
4,664
4,672
3,732
3,715
3,712
3,711
3,705
3,738
3,751
3,760
934
918
916
907
912
913
913
912
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Client Service Branches (CSB)
Branches

Geographical Distribution of Service Network [(1)]
Number of Branches and Client Service Branches (CSB)

North
104
Northeast
316
MidWest
359
Southeast
3,138
South
755
Total Points of Service
4,672

Clients [(2)]

In the Commercial Bank's individuals segment, the highlight was the credit portfolio, which reached R$51,304 million at the end of the second quarter, representing increases of 14.7% from the prior quarter and 26.4% from June 2010. The overall non performing ratio decreased 50 basis points from the same period of 2010 (relating to individuals' credit transactions more than 90 days overdue).

The Commercial Bank's for the companies segment, comprising very small, small and mid-sized companies with revenues of up to R$150 million, reached R$86,057 million in June 2011, which represents a 4.0% growth when compared to the end of first quarter of the year, and 25.6% when compared to June 2010.

Mortgage Loans

In the second quarter of 2011, the mortgage loans portfolio amounted to R$16,643 million, growing by 11.9% and 58.5% from the march 2011 and June 2010, respectively. This growth was mostly concentrated in the individuals portfolio, which totaled R$10,984 million in the end of second quarter, with increases of 18.4% in the first quarter, and 73.2% when compared to June over the prior year, thus maintaining the accelerated expansion rate that has characterized the real estate market in the most recent quarters. At the end of the quarter, the companies portfolio comprised R$5,659 million.

Between April and June 2011, the volume of new mortgage loan financing contracts for individuals borrowers was R$1,947 million, while financing to companies added up to R$2,645 million, for a total of R$4,591 million at the end of the period, or 64.1% growth when compared to the same period of 2010.

Volume of contracts

R$ million

				Variation (%)	
	2ndQ/11	1st Q/11	2ndQ/10	2ndQ/11 - 1st Q/11	2ndQ/11 - 2ndQ/10
Individuals	1,947	1,611	1,022	20.9%	90.5%
Companies	2,645	1,155	1,776	129.0%	48.9%
Total	**4,591**	**2,765**	**2,798**	**66.0%**	**64.1%**

(1) Does not include branches and CSBs from abroad and Itaú BBA;
(2) Does not include clients and CSBs from abroad and Itaú BBA.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 36

Analysis of Segments

Asset Management

In June 2011, we reached R$249.0 billion of assets under management, including investment funds and managed portfolios, corresponding to a 13.8% market share[1]. We are leaders in the Corporate, Private and High-Income Retail segments, and have a prominent position in all other segments, providing services to approximately two million clients.

Assets under Administration

We administer Privatization, Fixed Income, Equities, and Equity Funds, Investment Clubs and client portfolios, in Brazil and abroad.

R$ billion
20.8%
20.5%
20.2%
19.8%
19.4%
19.5%
18.8%
18.5%
310
334
349
345
357
364
382
379
61
76
79
82
86
79
92
90
249
258
269
262
272
284
290
289
Sep/09
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Investment Funds
Managed Portfolio
Market Share(1)

Assets under administration reached R$379.4 billion at the second quarter of 2011, remaining almost stable when compared to the prior quarter, and representing a 10.1% growth when compared to the same period of 2010.

Solutions for Capital Markets

As a leader in custody services, at the end of the second quarter of 2011, we recorded a total of R$772.3 billion of assets under custody, a 15.5% increase from the same period of 2010, which represents 24.6% of the total market[1]. Domestic custody services totaled R$530.0 billion, and international custody added up to R$242.3 billion.

We also offer several financial solutions to companies, including: Investment Funds Trust Management, Asset Bookkeeping, Listed Shares Bookkeeping, Guarantee Agent on Project Finance operations, Escrow Accounts, and Loan and Financing Contract transactions.

[1] Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities)

Consumer Credit

The Consumer Credit segment's result arises from financial products and services offered to non-account holders. In the second quarter of 2011, the segment recorded a recurring net income of R$324 million. The return on allocated capital was 13.0% per year, while the efficiency ratio reached 56.0% in the period. The credit portfolio added up to R$95,263 million, remaining almost stable when compared to the prior quarter.

Vehicle Financing

At the end of June 2011, the individuals vehicle portfolio balance reached R$60,141 million. In the second quarter of 2011, new vehicle financing and leasing transactions added up to R$6,999 million, which corresponds to an 11.9% increase from the prior quarter, and 4.2% from the same period in 2010, which keeps us with a 24.7% market share.

On June 30, 2011, 57.8% of the overall vehicle portfolio balance corresponded to financing of new vehicles, stable when compared to the prior quarter. During the quarter, we maintained a good performance in the recovery of credits previously written off as losses. Such recoveries amounted to R$146.4 million.

Credit Cards [1]

We are leaders in the Brazilian credit card market. Itaucard and Hipercard offer a wide range of products to more than 23 million clients, including both account holders and non-account holders. In the second quarter of 2011, the transacted value on credit cards amounted to R$31,151 million, which corresponds to a 25.8% increase when compared to the same period of the prior year.

Amount of Transactions in Credit Card Accounts

R$ million
21,199
25,420
24,154
24,761
26,207
31,104
28,314
31,151
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

[1] For disclosure purposes, the volumes presented here include the account holders, although the results are segmented in the pro forma income statement.

In the second quarter of 2011, the restructuring of the credit card area was completed. The restructuring was aimed at integrating systems and processes in a single platform in order, to capture synergies among operating structures and review the strategy for some businesses.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 37

Analysis of Segments

Partnerships

Our partnerships, carried out through joint ventures and operational agreements with major retailers in the Brazilian market, are responsible for the offer of consumer credit to non-account holders. In the second quarter of 2011, the volume of transactions was R$6,517 million, equal to a 12.8% increase from the same period of the prior year.

Amount of Transactions

R$ million
4,709
4,763
5,363
5,776
5,926
6,729
6,116
6,517
3rd Q/09
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and investment bank services. Itaú BBA's net income added up to R$595 million in the second quarter of 2011, a 10.5% decline from the prior quarter. Return on allocated capital was 25.9% per year and the efficiency ratio reached 38.9% in the period.

The financial margin totaled R$1,194 million in the second quarter, remaining stable quarter-on-quarter. Banking service fees and income from banking charges added up to R$574 million, a 12.7% growth on the first quarter, mainly driven by the large volume of investment bank transactions.

Noteworthy was the excellent quality level of the credit portfolio, where 96.3% of the credits were ascribed "AA", "A" and "B" risk ratings, in accordance with the criteria set forth in the Brazilian Monetary Council Resolution 2682. In this context, the result from loan and lease losses amounted to R$64 million in the second quarter of 2011.

In the first half of 2011, the investment bank area maintained the same outstanding performance seen in prior periods, including: (i) leadership in the ANBIMA ranking for distribution of fixed income, with R$6.8 billion of operations in debentures, promissory notes and securitization, reaching a 43.1% market share; (ii) second place in international issues of fixed income, with a total volume of US$13.1 billion; (iii) in Equities, we consolidated our position among the market leaders, by coordinating the impressive volume of R$10.1 billion of public offerings and participating in 86% of total transactions; (iv) in Mergers and Acquisitions, we provided advice on 11 transactions, with a cumulative volume of US$8.1 billion, and rating second place by number of transactions according to Thomson Reuters.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 38

Itaú

Itaú

Insurance, Pension Plans and Capitalization

Itaú Unibanco Holding S.A.

Insurance, Life and Pension Plans and Capitalization

The *pro forma* financial statements below were prepared based on Itaú Unibanco managerial information and are intended to explain the performance of the insurance-related businesses.

Pro Forma Insurance, Life and Pension Plans and Capitalization Income Statement

R$ million

	2nd Q/11	1st Q/11	Variation 2nd Q/11 - 1st Q/11	
Earned Premiums (a)	**1,204**	**1,141**	**62**	**5.4%**
Result of Pension Plans and Capitalization (b)	**116**	**128**	**(11)**	**-9.0%**
Retained Claims (c)	**(402)**	**(401)**	**(1)**	**0.3%**
Selling Expenses (d)	**(360)**	**(348)**	**(12)**	**3.4%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(51)**	**(51)**	**(0)**	**0.2%**
Underwriting Margin (f=a+c+d+e)	**397**	**345**	**52**	**15.1%**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**507**	**470**	**38**	**8.0%**
Managerial Financial Margin	243	257	(14)	-5.3%
Banking Service Fees and Income From Banking Charges	158	160	(2)	-1.5%
Non-interest Expenses	(246)	(283)	37	-13.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(66)	(47)	(19)	39.6%
Equity in earnings of affiliates and Other Operating Income	14	51	(37)	-73.3%
Operating Income	**610**	**607**	**3**	**0.5%**
Non-operating Income	55	10	44	424.0%
Income Before Income Tax and Social Contribution	**665**	**617**	**48**	**7.8%**
Income Tax/Social Contribution	(229)	(202)	(27)	13.3%
Profit Sharing	(1)	(0)	(0)	84.7%
Recurring Net Income	**435**	**415**	**20**	**4.9%**
(RAROC) — Return on Average Tier I Allocated Capital	**31.1%**	**31.0%**		**10 b.p.**
Efficiency Ratio (ER)	**39.8%**	**41.5%**		**-170 b.p.**

Note: The information on VGBL was classified together with Pension Plans products.
Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the activities abroad.
Selling expenses also include selling expenses with local brokers.
The Underwriting Margin referes to Insurance and Life and Pension Plans.
Non-interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.

Recurring Net Income and Insurance Ratio

11.8%
12.0%
14.6%
11.2%
11.4%
13.1%
370
30
129
211
397
60
101
236
462
79
141
242
385
53
122
210
415
62
153
200
435
72
155
208
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
Life and Pension Plans
Capitalization
Insurance
Insurance Ratio (%)

Insurance Ratio (%) = Insurance, Life and Pension Plans and Capitalization segment's recurring net income/ Itaú Unibanco's recurring net income

In the second quarter of 2011, the recurring net income of Insurance, Life and Pension Plans and Capitalization segments totaled R$435 million, a 4.9% growth quarter-on-quarter. The return on allocated capital reached 31.1% in the period.

The main drivers of this growth were the 13.2% decline in non-interest expenses and the 15.1% increase in the Underwriting Margin, mainly because of the increase in premiums earned.

The insurance ratio shows the share of recurring net income from Insurance, Life and Pension Plans and Capitalization in Itaú Unibanco Holding's recurring net income. In the second quarter of 2011, the insurance ratio reached 13.1%, increasing 170 basis points from the prior quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plans and Capitalization

2nd Quarter/11
1st Quarter/11
16.6%
47.8%
35.6%
14.9%
48.2%
36.9%
■ Life and Pension Plans ■ Insurance ■ Capitalization

During the quarter, the composition of recurring net income remained almost stable in relation to the prior quarter for the three subsegments of Insurance, Life and Pension Plans and Capitalization.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 40

Insurance, Life and Pension Plans and Capitalization

Efficiency Ratio

In the second quarter, the efficiency ratio reached 39.8%, corresponding to a 170 basis points improvement from the prior period, mainly as a result of a reduction in non-interest expenses and an increase in earned premiums.

The risk-adjusted efficiency ratio adds to the formula the impacts of risks associated with Insurance and Life and Pension Plans (claims). In the second quarter, the index reached 64.2%, declining 170 basis points from the first quarter of 2011.

Insurance, Pension Plans and Capitalization's Revenues(*)
42.1%
40.4%
40.4%
47.2%
41.5%
39.8%
30.3%
25.7%
23.9%
24.0%
24.4%
24.4%
27.6%
33.9%
35.7%
28.7%
34.1%
35.8%
E.R.
R.A.E.R. 2nd Q/11 64.2%
Income before Tax and Profit Sharing (**)
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
Income before Tax and Profit Sharing
Retained Claims/ Income
Efficiency Ratio

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Should the equity in earnings of affiliates be considered, the efficiency ratio would have been 39.3% in the second quarter, a 50 basis point improvement compared to the current ratio. The risk-adjusted efficiency ratio would have been 63.4%, an 80 basis point decrease.

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

The balance sheet of the Insurance, Life and Pension Plans and Capitalization segment is presented below. On June 30, 2011, total assets amounted to R$76.2 billion, increasing approximately R$3.3 billion from the end of first quarter of 2011. Technical provisions reached R$65.5 billion, growing 5.0% when compared to the first quarter of 2011.

R$ million

			Variation	
	Mar 31,11	Jun 30,11	Mar 31,11 - Jun 30,11	
ASSETS				
Current and Long-Term Assets	**74,571**	**71,218**	**3,353**	**4.7%**
Cash and Cash Equivalents	67	99	(32)	-32.4%
Securities	**67,092**	**63,966**	**3,126**	**4.9%**
Life and Pension Plans	60,783	57,889	2,894	5.0%
Other	6,309	6,077	232	3.8%
Other Assets (mainly receivables from insurance)	7,412	7,153	259	3.6%
Permanent Assets	**1,674**	**1,702**	**(28)**	**-1.6%**
TOTAL ASSETS	**76,245**	**72,920**	**3,325**	**4.6%**
LIABILITIES AND EQUITY				
Current and Long – Term Liabilities	**70,538**	**67,440**	**3,098**	**4.6%**
Technical Provisions – Insurance	6,291	5,943	349	5.9%
Technical Provisions – Pension Plans and VGBL	56,454	53,784	2,670	5.0%
Technical Provisions – Capitalization	2,768	2,695	72	2.7%
Other Liabilities	5,025	5,017	8	0.2%
Allocated Tier I Capital	**5,707**	**5,480**	**227**	**4.1%**
Insurance	2,250	2,188	62	2.8%
Pension Plans and VGBL	3,212	3,053	159	5.2%
Capitalization	245	239	6	2.4%
TOTAL LIABILITIES AND EQUITY	**76,245**	**72,920**	**3,325**	**4.6%**

Note: The information on VGBL was classified together with the Pension Plans products.
The Insurance, Pension Plans and Capitalization Technical Provisions are different from the Consolidated Technical Provisions, because they do not consider the operations of the activities abroad.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 41

Insurance

Itaú

Pro Forma Insurance Recurring Income Statement

R$ million

	2nd Q/11	1st Q/11	Variation 2nd Q/11 - 1st Q/11	
Earned Premiums (a)	**990**	**922**	**68**	**7.4%**
Retained Claims (c)	**(334)**	**(315)**	**(19)**	**6.0%**
Selling Expenses (d)	**(332)**	**(319)**	**(13)**	**4.1%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(47)**	**(44)**	**(3)**	**6.4%**
Underwriting Margin (f=a+c+d+e)	**277**	**244**	**33**	**13.5%**
Result from Insurance (g=b+f)	**277**	**244**	**33**	**13.5%**
Managerial Financial Margin	54	63	(9)	-14.1%
Banking Service Fees and Income From Banking Charges	-	-	-	
Non-interest Expenses	(125)	(140)	15	-10.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(35)	(20)	(15)	73.0%
Equity in earnings of affiliates and Other Operating Income	16	55	(39)	-71.6%
Operating Income	**187**	**202**	**(15)**	**-7.4%**
Non-operating Income	47	12	35	278.9%
Income Before Income Tax and Social Contribution	**234**	**214**	**20**	**9.3%**
Income Tax/Social Contribution	(78)	(60)	(18)	29.1%
Profit Sharing	(1)	(0)	(0)	84.7%
Recurring Net Income	**155**	**153**	**2**	**1.2%**
(RAROC) — Return on Average Tier I Allocated Capital	**28.0%**	**28.5%**		**-60 b.p.**
Efficiency Ratio (ER)	**50.3%**	**51.7%**		**-150 b.p.**

We conduct significant business with large industrial and commercial clients. Our Corporate Solution area provides dedicated service and specific products for the civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, small and mid-sized companies, our focus is to simplify the product portfolio and use electronic policies, to better meet clients' requirements with straightforward, easy to understand products.

The customer relationship management area has implemented a number of projects, by tailoring specific products to each client's profile, which enables more efficient use of different relationship channels. Also, this area seeks to continuously improve its operational efficiency, by managing costs, investing in new technologies and optimizing processes.

The segment's market share reached 13.6%, according to information disclosed by SUSEP (the Brazilian Superintendent of Private Insurance, the agency that regulates all insurance lines, except for Health Insurance, which is regulated by ANS, the National Health Agency) with respect to cumulative data until May 2011. We recorded R$2,780 million in earned premiums, taking into account the 30% share in Porto Seguro.

Products to be highlighted include, in the companies segment, Group Life and Corporate Solutions, and in the individuals segment, Individual Life and Extended Warranty.

The second quarter of 2011 was characterized by synergy gains from the consolidation of portfolios, systems and processes, thus enhancing the efficiency and quality provided to clients.

The recurring net income from insurance reached R$155 million in the second quarter of 2011, mainly driven by a decrease in non-interest expenses and an increase in non-operating income, and higher underwriting margin, mostly attributable to the increase in earned premiums.

Earned Premiums

R$ million
1,038
900
901
907
922
990
1stQ/10
2ndQ/10
3rdQ/10
4thQ/10
1stQ/11
2ndQ/11

Note: the chart does not include Life of Itaú Vida e Previdência S.A.

In the second quarter of 2011, earned premiums totaled R$990 million in the Insurance subsegment, a 7.4% growth from the prior quarter.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 42

Insurance

Composition of Earned Premiums

2nd Quarter/11
1st Quarter/11
16.3%
21.5%
51.1%
4.4%
6.7%
18.9%
21.9%
48.8%
3.9%
6.5%
Life and Personal Accidents
Transportation
DPVAT and Other
Property risk
Extended Warranty

Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

Composition of Retained Claims

2nd Quarter/11
1st Quarter/11
25.0%
43.0%
12.6%
6.5%
12.9%
28.3%
39.8%
15.6%
8.4%
7.9%
Life and Personal Accidents
Transportation
DPVAT and Other
Property risk
Extended Warranty

Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

27.8%
31.2%
31.5%
26.1%
31.9%
35.2%
87.8%
86.0%
90.1%
90.8%
82.9%
79.9%
20.7%
22.3%
26.0%
24.8%
20.4%
19.8%
27.8%
29.6%
30.7%
32.8%
27.0%
27.1%
39.3%
34.1%
33.4%
33.2%
35.5%
33.0%
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
Administrative Expenses and Others/Earned Premiums
Selling Expenses/Earned Premiums
Insurance Claims/Earned Premiums
Underwriting Margin/Earned Premiums

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.

The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

The consolidated Underwriting Margin added up to R$397 million in the second quarter of 2011, increasing by 15.1% from the prior quarter. Disregarding the health insurance business, the Underwriting Margin totaled R$415 million. When dividing the Underwriting Margin by earned premiums, the ratio reached 35.2%, a 330 basis point growth from the prior period.

The combined ratio, which reflects the operating cost efficiency in relation to income from earned premiums reached 79.9% in the second quarter of 2011, a 300 basis point decrease from the prior quarter. The improvement is primarily attributable to increased earned premiums and lower non-interest expenses.

The claim ratio declined 250 basis points from the prior period. This change was primarily driven by the good performance of the extended warranty product and the seasonal characteristics of the DPVAT product, bringing about a slight change in the composition of claims in relation to the first quarter of 2011.

Insurance Technical Provisions

On June 30, 2011, insurance technical provisions reached R$ 6,291 million, representing a 5.9% increase from the prior quarter and a 10.2% growth compared to the same period of the previous year.

R$ million

5,425
5,655
5,727
5,739
5,943
6,291
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11

Management Discussion & Analysis Itaú Unibanco Holding S.A. 41

Life and Pension Plans

Pro Forma Life and Pension Plans Recurring Income Statement

R$ million

	2nd Q/11	1st Q/11	Variation 2nd Q/11 - 1st Q/11	
Earned Premiums (a)	**216**	**215**	**0**	**0.2%**
Result of Pension Plans (b)	**(5)**	**13**	**(18)**	**-136.2%**
Retained Claims (c)	**(68)**	**(86)**	**18**	**-20.4%**
Selling Expenses (d)	**(23)**	**(20)**	**(3)**	**16.0%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(4)**	**(8)**	**4**	**-52.3%**
Underwriting Margin (f=a+c+d+e)	**120**	**101**	**19**	**18.9%**
Result from Insurance, Pension Plans (g=b+f)	**115**	**114**	**1**	**1.1%**
Managerial Financial Margin	148	151	(4)	-2.4%
Banking Service Fees and Income From Banking Charges	158	160	(2)	-1.4%
Non-interest Expenses	(76)	(98)	23	-23.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(24)	(21)	(3)	14.5%
Equity in earnings of affiliates and Other Operating Income	(7)	(3)	(5)	159.5%
Operating Income	**314**	**303**	**10**	**3.4%**
Non-operating Income	0	0	(0)	-7.4%
Income Before Income Tax and Social Contribution	**314**	**304**	**10**	**3.4%**
Income Tax/Social Contribution	(106)	(103)	(3)	2.5%
Profit Sharing	-	-	-	
Recurring Net Income	**208**	**200**	**8**	**3.8%**
(RAROC) — Return on Average Tier I Allocated Capital	**26.6%**	**27.0%**		**-40 b.p.**
Efficiency Ratio (ER)	**21.2%**	**24.6%**		**-330 b.p.**

Note: The information on VGBL was classified together with the pension plan products.

Product innovation has played a significant role in the sustainable growth of our pension plans operations. For individuals, multimarket and multistrategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, while selecting the best short-term investment strategies. For companies' pension plans, we offer specialized advisory services in order to implement the best solution for each company, while maintaining relationships with the human resources areas and employees following the implementation of the benefit.

According to SUSEP data, in May 2011 our Pension Plans operations had a 24.0% market share in terms of overall technical provisions.

The Life and Pension Plans subsegment's recurring net income added up to R$208 million, increasing 3.8% from the prior quarter, due to a 23.0% decrease in non-interest expenses and higher underwriting margins, primarily impacted by the lower claims associated with the DPVAT product .

Total contributions to pension plans reached R$3,137 million, a 10.3% growth from the prior quarter. Net contributions, which comprise total contributions less redemptions and external portabilities, increased 7.3% from the first quarter. When compared to the same period of the prior year, total contributions grew by 43.4%, primarily as a result of a 55.7% increased in contributions of VGBL.

Pension Plans Technical Provisions and Administration Fees

Pension Plans technical provisions totaled R$56,454 million on June 30, 2011, equal to a 5.0% increase when compared to March 31, 2011 and 22.2% from the same period of the prior year.

Revenues from administration fees added up to R$157.8 million in the second quarter of 2011, declining 1.4% from the prior quarter and increasing 10.9% from the same period of 2010.

Evolution of Contributions and Net Contributions

R$ million
857
898
1,035
1,727
1,561
1,675
2,114
2,188
2,409
3,076
2,844
3,137
1,560
1,628
1,810
2,439
2,267
2,535
399
468
508
580
507
505
155
92
91
56
71
97
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
Tradicional and other
PGBL
VGBL
Net contributions

R$ million
131.7
142.3
153.4
153.4
160.1
157.8
44,766
46,189
48,443
51,276
53,784
56,454
28,178
29,208
30,777
32,830
34,650
36,764
12,102
12,395
12,988
13,620
14,137
14,585
4,486
4,586
4,678
4,826
4,997
5,105
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Tradicional and other
PGBL
VGBL
Revenues from administration fees

Management Discussion & Analysis Itaú Unibanco Holding S.A. 44

Capitalization

Pro Forma Capitalization Recurring Income Statement

R$ million

	2nd Q/11	1st Q/11	Variation 2nd Q/11 - 1st Q/11	
Result of Capitalization (b)	**119**	**120**	**(1)**	**-0.9%**
Selling Expenses (d)	**(4)**	**(9)**	**5**	**-50.6%**
Result from Capitalization (g=b+d)	**114**	**111**	**3**	**2.8%**
Managerial Financial Margin	39	38	1	3.0%
Banking Service Fees and Income From Banking Charges	-	-	-	
Non-interest Expenses	(44)	(44)	(0)	0.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(6)	(1)	11.8%
Equity in earnings of affiliates and Other Operating Income	7	(1)	8	-
Operating Income	**110**	**98**	**12**	**11.7%**
Non-operating Income	7	2	5	183.9%
Income Before Income Tax and Social Contribution	**117**	**101**	**16**	**15.5%**
Income Tax/Social Contribution	(45)	(39)	(6)	16.0%
Profit Sharing	-	-	-	
Recurring Net Income	**72**	**62**	**10**	**16.0%**
(RAROC) — Return on Average Tier I Allocated Capital	**118.1%**	**105.4%**		**1,260 b.p.**
Efficiency Ratio (ER)	**30.9%**	**35.0%**		**-410 b.p.**

The Capitalization Certificate product is targeted at clients that like to compete for prizes. It may be purchased through a single or monthly payment, in accordance with each client's profile. The second quarter of 2011 was characterized by development of a new product, which will be offered as from the next quarter.

We take part in socio-environmental and social responsibility actions that are carried out by passing through funds arising from the sales of several products, in particular capitalization certificates.

From April to June 2011, the amount passed through to AACD - *Associação de Assistência à Criança Deficiente* exceeded R$793 thousand.

According to SUSEP data, from April to May, 2011, 289 clients were awarded prizes totaling R$ 3.3 million. Overall, prizes for a total volume of R$ 13.1 million were distributed to 735 clients, between January and May 2011.

Recurring net income of the capitalization certificate segment totaled R$72 million, a 16.0% increase from the first quarter of 2011, as a result of reduced selling expenses and other operating income increase.

Result of Capitalization

R$ million

103
133
112
115
120
119
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11

Capitalization Technical Provisions

On June 30, 2011, capitalization technical provisions amounted to R$2,768 million, growing 2.7% when compared to the first quarter of 2011 and 15.2% from the same period of the prior year.

R$ million

2,351
2,402
2,484
2,603
2,695
2,768
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11

Management Discussion & Analysis Itaú Unibanco Holding S.A. 45

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 46

Itaú
Itaú

* Itaú Unibanco's branch in Paraguay

Itaú

Activities Abroad

Itaú Unibanco Holding S.A.

Activities Abroad

International Operations

Our operations are mainly carried out in Brazil, although our broad international presence demonstrates our global ambitions and enables us to serve our clients in their operations abroad. Currently, we have strategically located offices and branches in 18 countries outside Brazil.

Our main operations are in South America (Argentina, Chile, Uruguay and Paraguay), Europe (Portugal, UK, Luxembourg and Switzerland), the US (New York and Miami), the Middle East (Dubai) and Asia (Hong Kong, Shanghai and Tokyo). In the South American countries mentioned above, we operate as a universal bank, providing a broad range of financial products and services to retail and wholesale clients.

Selected information on our international operations (including results, assets and liabilities in our foreign branches) can be found below:

Highlights

R$ million (except where indicated)

Income Statement

	2nd Q/11	1st Q/11	2nd Q/10
Recurring Net Income	596	529	328
Operating Revenues	1,015	953	814

Balance Sheet

	Jun 30, 11	Mar 31, 11	Jun 30, 10
Total Assets	133,274	131,326	99,089
Loans, Lease and Other Credit Operations	45,197	39,752	40,633
Deposits	42,750	37,468	33,093
Stockholders' Equity	21,336	21,783	21,507

Relevant Data

	Jun 30, 11	Mar 31, 11	Jun 30, 10
Employees (Individuals)	6,015	5,814	5,508
Number of Points of Sale	729	720	654
Branches (Units) (*)	224	222	211
CSBs (Units)	31	32	31
Automated Teller Machines (Units)	474	466	412

(*) Does not include Itaú BBA.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 48

Activities Abroad

Europe, Caribbean Islands, and Miami

Our banking activities under Banco Itaú BBA International S.A.'s legal structure are carried out throughout Europe in Portugal, UK, Switzerland and Luxembourg, and outside Europe in Miami, the Cayman Islands and the Bahamas, focusing primarily on international banking activities, including corporate and investment banking, capital markets and private banking in close cooperation with the conglomerate's divisions and teams which coordinate these activities in Brazil. On June 30, 2011, Banco Itaú BBA International's consolidated assets totaled R$ 11.9 billion and assets under management from the private banking segment reached R$ 21.3 billion. Recurring net income for the quarter was R$ 34 million, increasing R$ 15 million from the previous quarter, mainly driven by a strong performance in international trading activities.

Argentina

In Argentina we operate both in companies (small, mid-sized and large companies) and individuals segments, through an 81 branch network and 1,557 employees, which serve 271 thousand clients. The main products offered to the individuals segment are savings and deposit accounts, personal loans and credit cards. For companies, the main products offered are financing solutions, syndicated loans, and treasury products, such as derivatives and foreign exchange.

On June 30, 2011, total assets amounted to R$ 2.6 billion, with the credit portfolio growing 8.0% during the second quarter. Deposits increased 6.0% during this period, reaching R$ 1.9 billion. Net income for the quarter was positively impacted by the reversal of provisions related to the collective labor agreement, in addition to increased revenues from loans and derivatives.

Chile

In Chile we operate in the companies (very small, small, mid-sized and large companies) and individuals segments, focusing on mid- and high-income clients, by offering a vast array of products. Our operations include a broker dealer, an insurance broker, an insurance firm as well as a mutual fund manager. We have 2,191 employees and 153 thousand clients. During the quarter, two new branches (Plaza Los Domínicos and Piedra Roja-Chicureo in the Santiago metropolitan area) were opened, expanding our branch network to 79 units.

On June 30, 2011, total assets amounted to R$ 12.3 billion, an increase of 4.1% when compared to March 31, 2011. The credit portfolio grew 5.1% during this period. Net income for the quarter was R$ 50 million, a 3.0% increase from the previous quarter.

Uruguay

In Uruguay we operate in the companies and individuals segments through a 21 branch network offering savings and deposit accounts, credit cards, financing solutions, cash management, trade financing, investment services, treasury products and pension funds among our main products. Our 624 employees serve a 167 thousand client base, which grew 4.4% on a quarterly basis and 18.4% on a yearly basis.

Additionally, we operate in the credit card market through the largest credit card company in the country, OCA, which carries out the product's three main operations: acquirer, card issuance, and transactions processing. Credit cards and direct consumer credit are the major products offered by OCA to a 383 thousand client base, which grew 8.3% on a yearly basis.

Total assets in Uruguay reached R$ 3.7 billion, an increase of 4.9% when compared to March 31, 2011. The credit portfolio had a very strong performance during this period, growing 18.0% driven mainly by agribusiness and public sector loans. Deposits added up to R$ 2.9 billion, an increase of 4.6% from the end of the previous quarter. Net income for the quarter was adversely impacted by the exchange rate variation associated with the capital hedge structure.

Paraguay

In Paraguay we operate in the individuals and companies (small, mid-sized and large companies, agribusiness and institutional clients) segments through a 19 branch network, with 569 employees serving a 272 thousand client base, which grew 1.8% from the end of last quarter.

On June 30, 2011, total assets reached R$ 2.8 billion, representing a 1.9% increase from March 31, 2011. Our credit portfolio grew 2.5% during the period, mainly driven by the agribusiness segment (soybean and meat exports).

Net income for this quarter was R$ 35 million, making us the leading bank in Paraguay in terms of earnings. Service fees had a 20.5% a strong growth during the period, mainly due to performance from credit cards.

Products and Services for International Institutional Clients

We also provide our international institutional clients a comprehensive range of products and services, such as asset management, fund management, custody, alternative investment products, equities, fixed-income, foreign exchange, bank guarantees and treasury products.

International institutional clients are served globally by both specialized teams and relationship managers based in offices located in New York, London, Hong Kong, Tokyo and Dubai.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 49

Activities Abroad

Below we present the financial statements of Itaú BBA International (*) and South America:

Balance Sheet (**) | On June 30, 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Assets					
Current and Long-term Assets	**11,568**	**2,559**	**12,053**	**3,726**	**2,784**
Cash and Cash Equivalents	1,238	123	416	645	209
Short-term Interbank Investments	609	290	15	663	63
Securities and Derivative Financial Instruments	1,834	187	1,455	399	391
Loans, Lease and Other Credit Operations	5,893	1,580	9,828	1,608	1,657
(Allowance for Loan Losses)	(15)	(31)	(204)	(83)	(39)
Other Credits	1,951	112	387	65	96
Other Assets	58	297	157	429	407
Permanent Assets	**376**	**86**	**205**	**23**	**21**
Investments	214	2	1	1	1
Fixed and Operating Lease Assets	27	52	129	22	20
Intangible Assets	135	32	75	0	-
TOTAL ASSETS	**11,944**	**2,645**	**12,257**	**3,749**	**2,805**
Liabilities and Equity					
Current and Long-term Liabilities	**10,595**	**2,415**	**10,682**	**3,440**	**2,404**
Deposits	4,547	1,859	7,403	2,944	2,048
Deposits Received under Securities Repurchase Agreements	-	187	136	-	-
Funds from Acceptances and Issue of Securities	2,994	-	1,005	-	-
Borrowings and Onlendings	637	90	970	43	135
Derivative Financial Instruments	375	1	118	2	-
Other Liabilities	2,043	278	1,039	451	221
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	11	-	-
Deferred Income	**21**	**-**	**1**	**5**	**0**
Minority Interest in Subsidiaries	**0**	**32**	**0**	**0**	**-**
Stockholders' Equity	**1,328**	**198**	**1,575**	**304**	**401**
TOTAL LIABILITIES AND EQUITY	**11,944**	**2,645**	**12,257**	**3,749**	**2,805**

Statement of Income (**) | 2nd Quarter of 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**114**	**81**	**167**	**82**	**73**
Managerial Financial Margin	34	49	120	24	51
Banking Service Fees and Income from Banking Charges	70	30	35	58	23
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	8	-	-
Other Operating Income	10	2	5	0	(1)
Loans and Retained Claims Losses net of Recovery	**1**	**(4)**	**(15)**	**(6)**	**(5)**
Expenses for Allowance for Loan Losses	1	(5)	(20)	(7)	(5)
Income from Recovery of Credits Written Off as Loss	-	0	6	1	-
Retained Claims	-	-	(1)	-	-
Operational Margin	**115**	**77**	**152**	**76**	**68**
Other Operating Income/(Expenses)	**(66)**	**(79)**	**(94)**	**(69)**	**(30)**
Non-interest Expenses	(72)	(79)	(93)	(69)	(30)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	-	-	-	-	-
Selling Expenses From Insurance	-	-	(1)	-	-
Equity in Earnings of Affiliates and Other Investments	5	(0)	(0)	(0)	-
Operating Income	**49**	**(2)**	**58**	**7**	**38**
Non-operating Income	-	0	(0)	0	1
Income before Tax and Profit Sharing	**49**	**(2)**	**58**	**7**	**39**
Income Tax and Social Contribution	**(14)**	**-**	**(8)**	**(8)**	**(4)**
Profit Sharing	**(2)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**(0)**	**(0)**	**(0)**	**(0)**	**-**
Recurring Net Income	**34**	**(2)**	**50**	**(1)**	**35**
Return on Equity – Annualized (%p.y.)	9.6%	-3.6%	13.2%	-1.4%	35.7%
Efficiency Ratio	62.9%	96.8%	56.4%	83.7%	41.1%
Non-interest Expenses to total Assets (%p.y.)	2.4%	11.9%	3.0%	7.3%	4.3%

(*) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean; (**) Does not include foreign branches.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 50

Activities Abroad

Itaú

Below we present the financial statements of Itaú BBA International (*) and South America:

Balance Sheet (**) | On March 31, 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Assets					
Current and Long-term Assets	**14,276**	**2,360**	**11,574**	**3,552**	**2,729**
Cash and Cash Equivalents	1,142	131	291	457	254
Short-term Interbank Investments	2,737	192	2	617	46
Securities and Derivative Financial Instruments	1,839	271	1,351	811	395
Loans, Lease and Other Credit Operations	5,576	1,463	9,347	1,362	1,616
(Allowance for Loan Losses)	(16)	(30)	(207)	(80)	(39)
Other Credits	2,971	101	413	74	115
Other Assets	26	232	377	310	341
Permanent Assets	**540**	**90**	**204**	**23**	**23**
Investments	371	2	1	1	1
Fixed and Operating Lease Assets	23	55	130	22	22
Intangible Assets	146	33	74	0	-
TOTAL ASSETS	**14,816**	**2,451**	**11,778**	**3,575**	**2,752**
Liabilities and Equity					
Current and Long-term Liabilities	**13,314**	**2,204**	**10,348**	**3,266**	**2,375**
Deposits	6,219	1,753	7,284	2,816	2,057
Deposits Received under Securities Repurchase Agreements	-	106	163	-	-
Funds from Acceptances and Issue of Securities	2,971	-	1,026	-	-
Borrowings and Onlendings	649	51	817	31	135
Derivative Financial Instruments	294	2	100	1	-
Other Liabilities	3,182	291	948	419	183
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	10	-	-
Deferred Income	**25**	**-**	**1**	**4**	**0**
Minority Interest in Subsidiaries	**0**	**34**	**0**	**-**	**-**
Stockholders' Equity	**1,478**	**213**	**1,429**	**304**	**377**
TOTAL LIABILITIES AND EQUITY	**14,816**	**2,451**	**11,778**	**3,575**	**2,752**

Statement of Income (**) | 1st Quarter of 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**82**	**80**	**161**	**77**	**63**
Managerial Financial Margin	11	49	113	23	44
Banking Service Fees and Income from Banking Charges	68	28	35	54	19
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	6	-	-
Other Operating Income	3	3	6	0	0
Loans and Retained Claims Losses net of Recovery	**(3)**	**(4)**	**(12)**	**(4)**	**(3)**
Expenses for Allowance for Loan Losses	(3)	(4)	(17)	(6)	(3)
Income from Recovery of Credits Written Off as Loss	-	0	6	2	-
Retained Claims	-	-	(1)	-	-
Operational Margin	**79**	**77**	**148**	**73**	**61**
Other Operating Income/(Expenses)	**(54)**	**(85)**	**(86)**	**(65)**	**(26)**
Non-interest Expenses	(63)	(85)	(86)	(66)	(26)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	-	-	-	-	-
Selling Expenses From Insurance	-	-	-	-	-
Equity in Earnings of Affiliates and Other Investments	9	(0)	(0)	0	-
Operating Income	**25**	**(9)**	**63**	**7**	**35**
Non-operating Income	-	0	(1)	0	(1)
Income before Tax and Profit Sharing	**25**	**(8)**	**62**	**7**	**34**
Income Tax and Social Contribution	**(5)**	**-**	**(14)**	**(5)**	**(4)**
Profit Sharing	**(1)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**(0)**	**(1)**	**(0)**	**-**	**-**
Recurring Net Income	**19**	**(9)**	**48**	**2**	**30**
Return on Equity – Annualized (%p.y.)	5.4%	-20.2%	13.5%	3.2%	34.7%
Efficiency Ratio	76.9%	106.0%	53.3%	85.2%	41.1%
Non-interest Expenses to total Assets (%p.y.)	1.7%	13.9%	2.9%	7.3%	3.8%

(*) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean; (**) Does not include foreign branches.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 51

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 52

pwc

(A free translation of the original in Portuguese)

Report of independent accountants on supplementary information

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (consolidated) as of June 30, 2011, on which we issued an opinion without exceptions dated August 1, 2011, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six-month period ended June 30, 2011.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2011, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 1, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005
T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 54

Itaú
Itaú
Itaú
Itaú
Itaú
Itaú

June 30, 2011

Complete Financial Statements

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2011 56

MANAGEMENT REPORT – 1ST HALF OF 2011

To our Stockholders

We present the Management Report and financial statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first half of 2011, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

Highlights

Itaú Unibanco was elected the World’s Most Sustainable Bank in the 2011 FT/IFC Sustainable Finance Awards, granted by the British newspaper Financial Times and the International Finance Corporation (IFC), the financial institution of the World Bank. In 2009 and 2010, Itaú Unibanco had already received the Most Sustainable Bank award in the Latin America and Emerging Markets categories. The FT/IFC Sustainable Finance Awards is one of the most significant acknowledgements in the world in the sustainable area and has been electing financial institutions dedicated to this issue for five years.

In April 2011, Itaú Unibanco Holding entered into an Agreement for Purchase and Sale of Shares with Carrefour Brazil in order to acquire 49% of Banco Carrefour for R$ 725 million. Banco Carrefour is the entity responsible for the offer and distribution, on an exclusive basis, of finance, insurance and pension plan products and services, in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil (electronic channels and 163 hypermarkets and supermarkets), currently with a base of 7.7 million accounts and loan portfolio (gross amount) of R$ 2.3 billion at December 31, 2010. The completion of the transaction depends on the approval of the Central Bank of Brazil.

For the eighth consecutive time, Itaú brand was recognized as the most valuable in Brazil by Interbrand consulting company, a pioneer in the development of the brand valuation method, being valued at R$ 24.3 billion. The value is 18% higher than that measured in 2010, when it was valued at R$ 20.7 billion, and 130% higher than in 2008 (R$ 10.6 billion), year of merger between Itaú and Unibanco. In order to place a value on each brand, Interbrand assesses companies from the perspective of financial performance, as well as placing a value on its intangible assets by measuring its capacity of obtaining the preference of consumers, and the probability of expected future earnings. From such perspective, the brand is understood as a fundamental asset in the set of financial information, attributes and corporate values. In May of this year, the Itaú brand has also been included for the first time in the BrandZ ranking, which reveals the 100 most valuable brands in the world. The annual ranking, conducted by the research agency Millward Brown, is published in the Financial Times, and ranked Itaú as the 90th most valuable brand in the world, a growth of 29% in its brand value.

In the period from January 1 to July 15, 2011, commencement date of the blackout period, when the repurchase of shares is prohibited in view of the disclosure of the financial statements for the first half, the Bank acquired 22,500,000 preferred shares at the average price of R$ 34.94 supported by its program approved on November 1, 2010. This information was announced to the market on July 20, 2011, in accordance with the “Operating Rules for the Trading of Own Shares as Treasury Stock” and the best corporate governance practices.

Economic Environment

The first half of 2011 was marked by high volatility in the international market. The fiscal deterioration in Greece, with possibility of contamination of other countries, brought back the risk of a new world financial crisis, with negative impact on growth. Greece’s debt will be restructured according to the announced agreement between the leaders of the Eurozone. The major issue will be response of markets and the Eurozone in relation to other countries with fiscal troubles. In the United States, the political pressures to reduce the fiscal debt are also considerable. In addition to fiscal issues, the return of doubts about the international growth rate, particularly of the United States and China, has also exerted a negative influence over the international scenario.

In the domestic scenario, the economic activity continued to slowdown. The GDP for the second quarter will post an increase of 1% as compared to the first quarter of 2011, showing a little slowdown in relation to the 1.33% for the previous quarter. Loans to individuals showed a slower growth for the first half and is also at a level lower than that posted for the end of 2010, before the macroprudential measures of the government.  The expectations of consumers and business people remain less optimistic. Discretionary government spending has shown a slowdown, contributing to an activity scenario that is less dynamic. The industrial production posted a cumulative growth of 2.8% from December 2010 to May 2011, a slowdown in relation to the 4.3% growth for the same period of 2010. This slowdown reflects a reduction in the activity because of increased imports and slower demand acceleration.

The consumer price index posted a growth of 3.87% for the first half, above the 3.09% posted for the same period of 2010. In this process, we highlight the high inflation forecasts, booming labor market and inflationary inertia. High commodity prices have also contributed to increased consumer prices.

In the first half, the Central Bank started a process for increasing the interest rate to curb the rise in inflation, by successively increasing the country's base rate (SELIC) until reaching 12.50% in July, as compared to 10.75% at the end of 2010.

In the insurance market, a 12.4% increase in revenue from direct premiums in real terms until May was noted, as compared to the same period of 2010. This growth was caused mainly due to the substantial increase in property and personal insurance in view of the growth in family income. In the pension plan market, increase exceeded by 1.7% the amounts accumulated in the same period of 2010, of which we highlight the expansion of 8.7% in PGBL funds, in actual terms.  In the credit and debit cards market, revenue per card posted an increase of 5.4% in actual terms in the first half of 2011, in addition to a 10% increase in the number of cards.

The credit market showed a very modest growth over the first half of 2011, with a limited recovery after the macroprudential measures adopted by the government at the end of 2010. The total credit as a percentage of the GDP reached 46.9% in May, as compared to 46.4% in December 2010. The average default rose to 5.1% in May, as compared to 4.5% in the closing of 2010, caused by the increase in interest rates and reduction in the average term of operations. The credit growth shall continue to be modest in the second half, with the slowdown of the economy.

Main Results

Following are the main results of Itaú Unibanco for the first half of 2011. The Complete Financial Statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website at www.itau-unibanco.com/ir.

	Jan to Jun/11	Jan to Jun/10	Change (%)
Income – R$ billion (1)
Gross income from financial operations	24.3	20.7	17.6%
Expenses for allowance for loan losses	(9.5)	(7.8)	22.2%
Income from recovery of credits written off as loss	2.6	1.8	43.4%
Income from services, income from bank charges and income from insurance, pension plan and capitalization	10.4	9.3	10.9%

Personnel, administrative and other operating expenses	(15.2)	(13.8)	10.0%
Income tax and social contribution	(3.3)	(2.0)	64.2%
Recurring net income	7.0	6.5	7.6%
Net income	7.1	6.4	11.5%
Results per share – R$
Recurring net income (2)	1.53	1.43	7.3%
Net income (2)	1.57	1.41	11.2%
Book value (2)	14.57	12.15	20.0%
Dividends and interest on capital (net of taxes)	0.3020	0.4241	-28.8%
Price of preferred share (PN) (3)	36.36	33.00	10.2%
Market capitalization – R$ billion (4)	164.9	149.6	10.2%

				Change (%)
	Jun 2011	Dec 2010	Jun 2010	Jun/10 to Jun/11	Dec/10 to Jun/11
Balance Sheet - R$ billion
Total assets	792.5	750.3	647.5	22.4%	5.6%
Total loans (including endorsements and sureties)	360.1	333.4	294.4	22.3%	8.0%
Free, raised and managed own assets	1,067.4	1,008.5	901.7	18.4%	5.8%
Subordinated debt	37.2	33.8	28.3	31.7%	10.1%
Stockholders’ equity	66.1	60.9	55.1	20.0%	8.5%
Referential equity (financial system consolidated)	83.0	80.7	69.5	19.4%	2.9%
Financial ratios (%)
Recurring return on average equity	21.9%	23.5%	24.4%	-2.5 p.p	-1.6 p.p
Return on average equity	22.4%	24.1%	24.2%	-1.8 p.p	-1.7 p.p
Return on average assets	1.8%	2.0%	2.0%	-0.1 p.p	-0.2 p.p
Efficiency ratio (5)	48.0%	49.1%	46.8%	1.2 p.p	-0.8 p.p
Basel ratio (financial system consolidated)	15.8%	15.8%	15.7%	0.1 p.p	0.0 p.p
Fixed assets ratio (financial system consolidated)	48.6%	37.3%	39.0%	9.6 p.p	11.3 p.p
(1)	Excludes the non-recurring effects of each period;
(2)	Calculated based on the weighted average number of shares;
(3)	Calculated based on the average quotation of preferred shares on the last day of the period;
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);
(5)	Calculated based on international criteria defined in the Management's Discussion & Analysis Report.

Business Performance

We present below the main achievements of Itaú Unibanco in the first half of 2011.

Net income for the first half of 2011 reached R$ 7.1 billion, with annualized return of 22.4% on average equity (24.2% for the first half of 2010). Recurring net income was R$ 7.0 billion, with annualized return of 21.9%. Itaú Unibanco paid or provided for its own taxes and contributions in the total amount of R$ 7.9 billion for the first half of 2011. The Bank also withheld and passed on taxes in the amount of R$ 5.9 billion, which were directly levied on financial operations.

Consolidated assets totaled R$ 792.5 billion and consolidated stockholders’ equity totaled R$ 66.1 billion at June 30, 2011.

The loan portfolio, including endorsements and sureties, reached R$ 360.1 billion, an decrease of 8.0% as compared to December 31, 2010, and the following is noteworthy:

Individuals Segment:

•	In Brazil, loans to individuals segment reached R$ 135.9 billion, 8.7% higher than the amount recorded at December 31, 2010;

•	In the first half of 2011, the real estate portfolio reached R$ 11.0 billion, an increase of 36.2% as compared to the end of 2010;

•	Products such as Credit Card, Personal Loan and Payroll Advance Loan post growth of 4.6%, 30.6% and 18.0% respectively, as compared to the result at December 31, 2010.

•
Leader in the vehicle acquisition financing segment, Itaú Unibanco reached a balance of R$ 60.1 billion in the loan portfolio at June 30, 2011, keeping the same level of December 31, 2010. New granting in the vehicle financing and leasing segment totaled R$ 13.3 billion. Itaú Unibanco consolidated its lease, finance and Finame operations for heavy vehicles, reaching a balance of R$ 7.9 billion at June 30, 2011.

Corporate Segment:

•
The very small, small and middle market company segment, which serves companies with annual revenue of up to R$ 150 million, posted at June 30, 2011 a balance for its loan portfolio, including endorsements and sureties, of R$ 89.7 billion, a 7.9% increase as compared to December 31, 2010. This growth is the result of the expansion strategy in the segment and the economic upturn noted in this period.

•
Itaú BBA continued with its strategy of expanding the relationship with its clients by offering a full and diversified range of credit facilities, particularly Non-Mandatory Loans in Foreign Currency and Real Estate Loans. Noteworthy is the performance of the Non-Mandatory Loans in Foreign Currency that posted a 12.6% growth as compared to December 2010, favored by the competitiveness of foreign prices.  In the Real Estate Loans area, there was a large increase in the financing portfolio for development companies, in the Entrepreneur Plan modality. This modality grew 10.3% as compared to December 2010.

•
Itaú Unibanco and BNDES (Brazilian Social and Economic Development Bank) entered into a master agreement (agreement that standardizes subsequent operations) that expands the partnership to stimulate Brazilian exports to Latin America.  As from July, clients of Banco Itaú Chile have access to a credit line based on the rules of Exim Post Shipment (BNDES Exim Automático) to finance sales abroad of capital goods manufactured in Brazil. The initiative started in Argentina, which started having access to this line in August 2010. The intention is to expand credit to all countries of the region where Itaú operates. In addition to Argentina and Chile, Paraguay and Uruguay are also included. The institution is the first one to have this type of master agreement in the Chilean market.

Itaú Unibanco, the leader in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offers a wide range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. In the months from January through June 2011, the transacted amount reached R$ 72.1 billion, a 20.1% increase in relation to the period from January to June 2010.

Total default rate, considering the balance of transactions overdue for over 90 days, reached 4.5% in June 2011, posting a slight decline of 0.3% as compared to December 2010. The default rate of the portfolio of credit to individuals reached 5.8% in the half, keeping the same level of the end of 2010. The default rate of the portfolio of credit to companies reached 3.5% at the end of June 2011, posting a 0.6% increase as compared to December 31, 2010.

Free, raised and managed assets totaled R$ 1.1 trillion at June 30, 2011, an increase of 5.8% as compared to December 31, 2010.

Basel ratio was 15.8% at the end of June, based on the financial system consolidated. In this first half, the bank performed new placements of subordinated debt, as follows: (i) US$ 250 million maturing in January 2021 and coupon of 5.75% p.a., supplementing the amount in effect of this debt by US$ 1,250 million, and (ii) US$ 500 million maturing in December 2021 and coupon of 6.20% p.a.

The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 164.9 billion at the end of the first half of 2011. According to the company Bloomberg, Itaú Unibanco ranked tenth among banks in the world in this period, having market value as parameter.

The insurance, pension plan and capitalization operations revenue from premium, pension contributions and capitalization certificates reached R$ 9.0 billion in the first half of 2011, and technical provisions for insurance, pension plan and capitalization totaled R$ 65.5 billion at the end of June 2011. The Individual Life and Extended Guarantee products are outstanding in the individuals segment, whereas Group Life and Corporate Solutions are noteworthy in the corporate segment.

In the Investment Banking area – Fixed Income, Itaú BBA took part in operations of debentures, promissory notes and securitization that totaled R$ 6.8 billion in the first half of 2011. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking, Itaú BBA continued in the first position regarding distribution of fixed income with a market share of 43.1%. In international issues of fixed income, Itaú BBA acted as the joint bookrunner of offers, with a total volume of US$ 13.1 billion, reaching the second place in the ranking of issues by Brazilian companies by May, according to the last ANBIMA ranking available for foreign market.

In variable income, Itaú BBA coordinated 12 out of the 14 public offerings, which totaled R$ 10.1 billion, which accounted for 86% of total transactions and 93% of the financial volume issued, consolidating the first position in this market for the half. It also provided financial advisory to 11 merger and acquisitions operations and closed the half ranked second in the Thomson Reuters ranking for number of transactions, thus accumulating a total volume of transactions of R$ 8.1 billion in the first half of 2011.

In the first half of 2011, Itaú Corretora intermediated at BM&Bovespa a volume of R$ 105.8 billion with individual, institutional investors, corporate and foreign customers, with a 6.7% market share.

People

Itaú Unibanco employed approximately 108 thousand people at the end of June 2011, including approximately 6 thousand employees in foreign units. Aiming at promoting the recognition of its professionals, Itaú Unibanco reallocated internally 5,866 employees in the first half of 2011.

The employee’s fixed compensation plus charges and benefits totaled R$ 6.6 billion in the first half. Welfare benefits granted to employees and their dependants totaled R$ 762.2 million. Additionally, over R$ 117.0 million were invested in training programs during the period.

Itaú Unibanco was chosen for the fifth time as one of the 10 companies most wanted by young university and recently graduated students.  The "Empresa dos Sonhos dos Jovens" (dream companies to work by youngsters) award was created by Cia. de Talentos, a consulting firm specialized in interns and trainees programs in Brazil and Latin America. This year, Itaú achieved its best position – the 6th in the ranking - climbing one position in relation to 2009 and 2010, being the only financial institution among the 10 companies.

Sustainability

The Tatuapé Administrative Center was awarded the ISO 14001 certification, and international standardization for environmental management that establishes specific requirements for management of environmental impacts and people’s safety. The certification is one step ahead in constructing a bank which vision is to be the leader in sustainable performance and client satisfaction. The project for implementation of ISO 14001 started in August 2010 and went through a number of phases, from the development of an Environmental Management System to the structuring of processes and documents to assure operational efficiency and minimize environmental impacts.

Itaú Unibanco raised the highest volume for a Latin American bank, which was passed on by the Inter American Investment Corporation (IIC), a member of the BID group focused on financing small and middle-market companies. Thus, US$ 280 million came to Brazil through IIC, a financial institution that grants sustainable credit and which purpose is the financing of small and middle-market companies that adopt good business practices and have social and environmental responsibility.

Social and Cultural Investments

Itaú Unibanco’s social and cultural investments reached the approximate amount of R$ 90.2 million in the first half of 2011, and noteworthy were the investments in education and culture that reached the amount of R$ 64.4 million.

Fundação Itaú Social was the only Brazilian institution invited to take part in the Innovation Fair of the annual meeting of the UN Economic and Social Council held in Geneva, from July 4 to 7, attended by 600 participants from all over the world. Education – the topic chosen for this year - stimulated the discussion of experiences that can sustain and speed up the fulfillment of the Millennium Development Goals and the Education For All agenda, commitments assumed by the UN. The Foundation presented the “Olimpíada de Língua Portuguesa Escrevendo o Futuro” (Portuguese language olympiad - writing the future) program and Itaú Unicef Award to the UN general secretary, Ban Ki-moon.

In the first half of 2011, the results of the first validation cycle of the three-year program “Jovem de Futuro” (youth with a future), implemented by Instituto Unibanco in public high schools, in the cities of Porto Alegre (RS) and Belo Horizonte (MG), were disclosed. The schools in Porto Alegre achieved the project goal in two courses – increasing by 25 points the performance average of third-year students in 2010 as compared to 2008. The schools in Belo Horizonte had a major progress.  In June, all schools that took part in the “Jovem do Futuro” program in São Paulo, Vale do Paraíba and Porto Alegre mobilized parents, students and teachers for the “SuperAção na Escola” (super action at school) competition.  Each school organized activities, such as cleaning classrooms, painting courts, gardening, and donating books, with the involvement of the local community.

Itaú Cultural was visited by over 91 thousand people and the Institute’s website registered 6.3 million hits in the first half of 2011. In February, the “Rumos Itaú Cultural” (directions) program issued the 2011 call notices for the following categories: Visual Arts, Education, Culture and Arts, and Cultural Journalism. The “Artes Visuais, Arte e Tecnologia, Teatro e Literatura” (visual arts, arts and technology, theater and literature) encyclopedias recorded a total of 4.3 million hits. The first large annual exhibit, Leonilson - Sob o Peso dos Meus Amores (under the weight of my love), was visited by 57 thousand people. Additionally, there were 150 national and international events, such as the exhibition Brasiliana Fauna Y Flora, held in Chile from April to May. The institute’s brochures, DVDs and magazines were launched, and 11,736 units were distributed free of charge to researchers, and cultural and educational institutions all over Brazil.

Coleção Brasiliana Itaú (Itaú Brasiliana collection) was visited by over 164 thousand people in São Paulo, Belo Horizonte, Rio de Janeiro and Fortaleza, and the exhibit with about 300 items including paintings, water color paints, drawings, pictures, maps and books on the History of Brazil is being shown since July 13 in Brasília, in the National Museum of Conjunto Cultural da República.

Awards and Recognition

Major awards and recognitions granted to Itaú Unibanco Holding S.A. in the first half of 2011:

•
The World’s Most Sustainable Bank in the 2011 FT/IFC Sustainable Finance Awards, granted by the British newspaper Financial Times and by IFC (International Finance Corporation), the financial division of the World Bank;

•
Best Regional Bank (Latin America) and Best Country Bank (Brazil), by Euromoney magazine. Elected for the fourth time as the main Latin American bank and for the 13th time as the best bank in the Brazilian market. In other editions of the award, the bank has already been acknowledged in the categories Private Banking (Brazil and Americas), Award of Excellence (Brazil), Best Managed LATAM Company and Best Cash Management (Brazil and South America);

•
Banker of the Year (Roberto Setubal), by Euromoney Awards for Excellence, granted by Euromoney magazine, one of the world’s most important publications in the financial sector. This is the first time that the Chief Executive Officer of an institution from the emerging market receives the award;

•	Best FX in Brazil in the Best Foreign Exchange Banks 2011 award, by Global Finance.

•	The Most Admired HRs in Brazil – in 2010, Itaú was also selected to make up the list of the 20 companies most admired for their HRs.

Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to June 2011, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 2, 2011 – Service agreement related to the analysis of the accounting recording process by the Treasury flow desk of the Itaú Unibanco Financial Group - Itaú Unibanco Holding S.A – Brazil;

•	February 10, 2011 – Service agreement for the limited assurance of the data of the inventory of greenhouse gas emission – Itaú Unibanco Holding S.A. – Brazil;

•	March 17, 2011 – Advisory service agreement related to tax effects generated in Banco Itaú Chile – Banco Itaú Chile S.A - Chile;

•	March 28, 2011 – Attendance in the training in the QI/FATCA course - Module 3 Critical Customer Groups – Banco Itaú Europa Luxembourg S.A. - Luxembourg;

•
April 5, 2011 – Professional service agreement related to the improvement of knowledge of our internal audits in the practices and recommendations for the performance of the internal audit activity (THE IIA The Institute of Internal Audit) – Redecard S.A. – Brazil;

•
April 14, 2011 – Service agreement for analysis and presentation of alternatives for certain aspects related to the infrastructure project investment system in Uruguay, based on the best international practices – Unión Capital AFAP S.A – Uruguay;

•
May 18, 2011 – Advisory service agreement for the International Asset Management project to obtain the GIPS (Global Investment Performance Standards) certification for investment funds - Itaú USA Asset Management Inc. – United States of America;

•	June 9, 2011 – Licenses for using an electronic library of international accounting standards (Comperio) – Itaú Unibanco S.A. – Brazil and Banco Itaú Europa International – United States of America.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 - BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.1 billion, corresponding to only 1.7% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

 (Approved at the Board of Directors' Meeting of August 1, 2011).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	CAIO IBRAHIM DAVID
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIÈRE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	CARLOS EDUARDO DE SOUZA LARA
EDUARDO HIROYUKI MIYAKI
JACKSON RICARDO GOMES
AUDIT COMMITTEE	MARCO ANTONIO ANTUNES
President	ROGÉRIO PAULO CALDERÓN PERES
GUSTAVO JORGE LABOISSIÈRE LOYOLA

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Officer
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FERNANDO DELLA TORRE CHAGAS
FERNANDO JOSÉ COSTA TELES
Executive Vice-Presidents	GILBERTO TRAZZI CANTERAS
ALEXANDRE DE BARROS	HENRIQUE PINTO ECHENIQUE (****)
ALFREDO EGYDIO SETUBAL	HENRIQUE RUTHER
JOSÉ CASTRO ARAÚJO RUDGE	IBRAHIM JOSÉ JAMOUR (*)
JOSÉ ROBERTO HAYM	JACKSON RICARDO GOMES
LUÍS OTAVIO MATIAS	JASON PETER CRAUFORD
MÁRCIO DE ANDRADE SCHETTINI	JEAN MARTIN SIGRIST JÚNIOR
MARCO AMBROGIO CRESPI BONOMI	JOÃO ANTONIO DANTAS BEZERRA LEITE
MARCOS DE BARROS LISBOA	JOÃO LUIZ DE MEDEIROS
RICARDO VILLELA MARINO	JORGE LUIZ VIEGAS RAMALHO
SÉRGIO RIBEIRO DA COSTA WERLANG	JOSÉ VIRGILIO VITA NETO (*)
LEILA CRISTIANE BARBOZA BRAGA DE MELO
Executive Directors	LINDA AGARINAKAMURA
CAIO IBRAHIM DAVID	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
CARLOS EDUARDO MONICO	LUIS TADEU MANTOVANI SASSI
CELSO SCARAMUZZA	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CLAUDIA POLITANSKI	LUIZ EDUARDO LOUREIRO VELOSO
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ FERNANDO OLIVEIRA BARRICHELO
FERNANDO MARSELLA CHACON RUIZ	LUIZ SEVERIANO RIBEIRO (*)
LUIS ANTONIO RODRIGUES	MARCELO BOOCK
NATALÍSIO DE ALMEIDA JÚNIOR	MARCELO LUIS ORTICELLI
OSVALDO DO NASCIMENTO	MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
Directors	MARCOS ANTÔNIO VAZ DE MAGALHÃES
ADRIANO BRITO DA COSTA LIMA	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ALBERTO FERNANDES (*)	MARCOS SILVA MASSUKADO
ANA CARLA ABRÃO COSTA (*)	MARCOS VANDERLEI BELINI FERREIRA
ANDRÉ SAPOZNIK	MARIO LUIZ AMABILE
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MAURO MORELLI
ANTONIO CARLOS AZZI JÚNIOR	NATACHA LITVINOV (*)
ANTONIO CARLOS RICHECKI RIBEIRO	OSMAR MARCHINI
ARNALDO PEREIRA PINTO	OSVALDO JOSÉ DAL FABBRO
AURÉLIO JOSÉ DA SILVA PORTELLA	PAULO EIKIEVICIUS CORCHAKI
CARLOS AUGUSTO DE OLIVEIRA	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO DE SOUZA LARA	RENÊ MARCELO GONÇALVES
CARLOS EDUARDO MACCARIELLO	RICARDO LIMA SOARES
CARLOS EDUARDO PEREIRA TEIXEIRA (*)	RICARDO ORLANDO
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO RIBEIRO MANDACARU GUERRA
CARLOS ORESTES VANZO (*)	RICARDO URQUIJO LAZCANO (**)
CESAR PADOVAN	ROBERTO FERNANDO VICENTE (*)
CÍCERO MARCUS DE ARAÚJO	ROBERTO MASSARU NISHIKAWA
CLÁUDIO CESAR SANCHES	RODOLFO HENRIQUE FISCHER
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROGERIO CARVALHO BRAGA
COSMO FALCO	ROGÉRIO PAULO CALDERÓN PERES
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROMILDO GONÇALVES VALENTE
CRISTINA CESTARI SPADA	ROONEY SILVA
DANIEL LUIZ GLEIZER	SERGIO GUILLINET FAJERMAN
EDILSON PEREIRA JARDIM (***)	SERGIO SOUZA FERNANDES JÚNIOR
EDUARDO ALMEIDA PRADO	VILMAR LIMA CARREIRO
EDUARDO HIROYUKI MIYAKI	WAGNER BETTINI SANCHES (*)
ERNESTO ANTUNES DE CARVALHO
FABIO DI PACE MENEZES (*)

(*) Elected on 04/29/2011 - Awaiting BACEN approval
(**) Elected on 05/23/2011 - Awaiting BACEN approval
(***) Elected on 06/20/2011 - Awaiting BACEN approval
(****) Elected on 07/01/2011 - Awaiting BACEN approval

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ FERRARI
PEDRO MOREIRA SALLES	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
ANTONIO SANCHEZ JUNIOR
Members	EDUARDO CARDOSO ARMONIA
ALFREDO EGYDIO SETUBAL	EDUARDO CORSETTI
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EMERSON SAVI JUNQUEIRA
CANDIDO BOTELHO BRACHER	FABIO MASSASHI OKUMURA
EDUARDO MAZZILLI DE VASSIMON	FERNANDO HENRIQUE MEIRA DE CASTRO
HENRI PENCHAS	FLAVIO DELFINO JUNIOR
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	GILBERTO FRUSSA
SÉRGIO RIBEIRO DA COSTA WERLANG	GUILHERME DE ALENCAR AMADO
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	HENRIQUE RUTHER
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	JOSÉ IRINEU NUNES BRAGA
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	LILIAN SALA PULZATTO KIEFER
RODOLFO HENRIQUE FISCHER	MARCELLO PECCININI DE CHIARO
MARCELO ARIEL ROSENHEK
Executive Directors	MARCELO DA COSTA LOURENÇO
ALEXANDRE JADALLAH AOUDE	MARCO ANTONIO SUDANO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MARIO ANTONIO BERTONCINI
FERNANDO FONTES IUNES	MÁRIO LÚCIO GURGEL PIRES
MILTON MALUHY FILHO	MÁRIO LUÍS BRUGNETTI
PAULO DE PAULA ABREU
PAULO ROBERTO SCHIAVON DE ANDRADE
RODERICK SINCLAIR GREENLEES

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
ANDRÉ HORTA RUTOWITSCH
CARLOS EDUARDO DE SOUZA LARA	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CLÁUDIO JOSÉ COUTINHO ARROMATTE	JOSÉ CASTRO ARAÚJO RUDGE
EVANIR COUTINHO USSIER
FÁBIO MASSASHI OKUMURA	Managing Directors
FERNANDO JOSÉ COSTA TELES	LUIZ FERNANDO BUTORI REIS SANTOS
FLÁVIO KITAHARA SOUSA	MARCO ANTONIO ANTUNES
JACKSON RICARDO GOMES	NORBERTO GIL FERREIRA CAMARGO
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUIZ OTAVIO PINHO DO AMARAL
MARCO ANTONIO ANTUNES
MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS VANDERLEI BELINI FERREIRA

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	NOTE	06/30/2011	06/30/2010
CURRENT ASSETS		593,858,585	489,649,501
CASH AND CASH EQUIVALENTS		15,185,816	12,130,949
INTERBANK INVESTMENTS	4b and 6	97,992,589	115,001,100
Money market		80,082,541	98,319,017
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,018,248	3,431,152
Interbank deposits		14,891,800	13,250,931
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	149,272,899	103,679,277
Own portfolio		33,247,887	27,441,512
Subject to repurchase commitments		37,384,358	14,237,803
Pledged in guarantee		5,452,745	6,005,425
Securities under resale agreements with free movement.		4,155,787	-
Deposited with the Central Bank		2,171,856	3,048,874
Derivative financial instruments		6,753,124	4,532,167
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	51,123,685	41,190,644
Assets guaranteeing technical provisions – other securities	11b	8,983,457	7,222,852
INTERBANK ACCOUNTS		95,554,586	61,617,219
Pending settlement		3,662,129	3,544,512
Central Bank deposits		91,838,986	57,983,140
National Housing System (SFH)		1,386	9,525
Correspondents		52,085	80,042
INTERBRANCH ACCOUNTS		59,469	42,988
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	168,613,770	144,344,597
Operations with credit granting characteristics	4e	182,805,437	157,273,001
(Allowance for loan losses)	4f	(14,191,667)	(12,928,404)
OTHER RECEIVABLES		65,167,881	50,076,002
Foreign exchange portfolio	9	23,584,207	17,787,960
Income receivable		1,120,697	791,580
Transactions with credit card issuers	4e	13,964,728	8,984,815
Receivables from insurance and reinsurance operations	4nI and 11b	3,502,312	3,279,776
Negotiation and intermediation of securities		2,830,083	1,972,426
Sundry	13a	20,165,854	17,259,445
OTHER ASSETS	4g	2,011,575	2,757,369
Assets held for sale		126,392	280,541
(Valuation allowance)		(57,144)	(86,244)
Unearned premiums of reinsurance	4nI	512,059	574,551
Prepaid expenses	4g and 13b	1,430,268	1,988,521
LONG-TERM RECEIVABLES		187,694,704	147,332,331
INTERBANK INVESTMENTS	4b and 6	452,721	481,504
Money market		7,837	49,233
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	56,886	-
Interbank deposits		387,998	432,271
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	31,460,046	23,100,715
Own portfolio		22,160,677	13,355,125
Subject to repurchase commitments		3,896,090	3,986,284
Pledged in guarantee		1,733,712	1,840,355
Deposited with the Central Bank		-	553,172
Derivative financial instruments		3,669,567	3,365,779
INTERBANK ACCOUNTS - National Housing System (SFH)		630,767	543,896
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	124,575,264	94,689,358
Operations with credit granting characteristics	4e	134,158,172	104,383,530
(Allowance for loan losses)	4f	(9,582,908)	(9,694,172)
OTHER RECEIVABLES		29,075,511	27,259,124
Foreign exchange portfolio	9	1,285,289	449,775
Sundry	13a	27,790,222	26,809,349
OTHER ASSETS – Prepaid expenses	4g and 13b	1,500,395	1,257,734

PERMANENT ASSETS		10,947,101	10,503,339
INVESTMENTS	4h and 15a Il	2,974,371	3,258,955
Investments in affiliates		1,858,411	2,155,891
Other investments		1,301,373	1,277,190
(Allowance for loan losses)		(185,413)	(174,126)
REAL ESTATE IN USE	4i and 15b	4,781,365	4,215,845
Real estate in use		3,250,273	3,254,496
Other fixed assets		8,224,260	7,178,791
(Accumulated depreciation)		(6,693,168)	(6,217,442)
OPERATING LEASE ASSETS	4j	-	4,969
Leased assets		-	18,553
(Accumulated depreciation)		-	(13,584)
GOODWILL	4k and 15b	67,617	24,288
INTANGIBLE ASSETS	4l and 15b	3,123,748	2,999,282
Acquisition of rights to credit payroll		2,388,708	2,440,325
Other intangible assets		2,986,021	2,294,412
(Accumulated amortization)		(2,250,981)	(1,735,455)
TOTAL ASSETS		792,500,390	647,485,171
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	NOTE	06/30/2011	06/30/2010
CURRENT LIABILITIES		420,719,899	332,269,240
DEPOSITS	4b and 10b	146,885,096	124,121,006
Demand deposits		24,463,040	25,286,290
Savings deposits		60,008,457	51,851,801
Interbank deposits		2,478,203	2,140,422
Time deposits		59,935,396	43,724,906
Other deposits		-	1,117,587
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	109,051,417	92,126,231
Own portfolio		66,678,601	48,645,421
Third-party portfolio		37,625,123	42,292,329
Free portfolio		4,747,693	1,188,481
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	17,297,060	11,333,012
Real estate, mortgage, credit and similar notes		11,415,215	9,432,382
Debentures		28,764	508,233
Foreign borrowings through securities		5,853,081	1,392,397
INTERBANK ACCOUNTS		4,362,618	4,362,011
Pending settlement		3,349,747	3,212,224
Correspondents		1,012,871	1,149,787
INTERBRANCH ACCOUNTS		4,156,136	2,765,334
Third-party funds in transit		4,142,518	2,739,713
Internal transfer of funds		13,618	25,621
BORROWINGS AND ONLENDING	4b and 10e	26,726,437	16,003,962
Borrowings		16,140,001	9,587,682
Onlending		10,586,436	6,416,280
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	4,293,789	4,086,702
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	8,829,007	8,580,742
OTHER LIABILITIES		99,118,339	68,890,240
Collection and payment of taxes and contributions		9,385,463	3,738,066
Foreign exchange portfolio	9	24,176,802	18,341,791
Social and statutory	16b II	2,750,679	3,381,371
Tax and social security contributions	4o, 4p and 14c	6,597,730	7,223,978
Negotiation and intermediation of securities		3,422,761	2,864,919
Credit card operations	4e	32,120,531	24,158,864
Subordinated debt	10f	9,150,889	63,731
Sundry	13c	11,513,484	9,117,520

LONG-TERM LIABILITIES		301,559,674	255,956,933
DEPOSITS	4b and 10b	62,029,119	65,549,653
Interbank deposits		323,987	131,141
Time deposits		61,705,132	65,418,512
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	88,812,400	65,152,934
Own portfolio		77,181,975	52,359,794
Third-party portfolio		-	164,309
Free portfolio		11,630,425	12,628,831
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	14,999,696	7,553,580
Real estate, mortgage, credit and similar notes		8,103,847	522,381
Debentures		1,012,948	2,122,630
Foreign borrowings through securities		5,882,901	4,908,569
BORROWINGS AND ONLENDING	4b and 10e	26,220,511	22,001,231
Borrowings		2,529,933	3,668,148
Onlending		23,690,578	18,333,083
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	2,593,652	2,762,457
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	56,695,083	45,672,699
OTHER LIABILITIES		50,209,213	47,264,379
Foreign exchange portfolio	9	1,281,625	451,165
Tax and social security contributions	4o, 4p and 14c	12,688,013	12,415,008
Negotiation and intermediation of securities		-	605
Credit card operations		-	13,623
Subordinated debt	10f	28,059,604	28,191,548
Sundry	13c	8,179,971	6,192,430
DEFERRED INCOME	4q	828,714	585,533
MINORITY INTEREST IN SUBSIDIARIES	16e	3,309,307	3,599,504
STOCKHOLDERS’ EQUITY	16	66,082,796	55,073,961
Capital		45,000,000	45,000,000
Capital reserves		619,298	565,460
Revenue reserves		21,543,542	10,236,287
Asset valuation adjustment	4c, 4d and 7d	(32,044)	147,952
(Treasury shares)		(1,048,000)	(875,738)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		792,500,390	647,485,171
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	NOTE	01/01 to 06/30/2011	01/01 to 06/30/2010
INCOME FROM FINANCIAL OPERATIONS		45,809,941	36,927,166
Loan, lease and other credit operations		27,955,714	24,686,973
Securities and derivative financial instruments		10,694,696	8,339,662
Financial income from insurance, pension plan and capitalization operations	11c	2,595,447	1,678,168
Foreign exchange operations		117,777	955,114
Compulsory deposits		4,446,307	1,267,249
EXPENSES OF FINANCIAL OPERATIONS		(21,494,173)	(16,258,420)
Money market		(18,623,205)	(13,839,491)
Financial expenses on technical provisions for pension plan and capitalization	11c	(2,314,834)	(1,490,851)
Borrowings and onlending		(556,134)	(928,078)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		24,315,768	20,668,746
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(6,887,565)	(5,979,903)
Expenses for allowance for loan losses		(9,487,170)	(7,764,528)
Income from recovery of credits written off as loss		2,599,605	1,784,625
GROSS INCOME FROM FINANCIAL OPERATIONS		17,428,203	14,688,843
OTHER OPERATING REVENUES (EXPENSES)		(7,386,471)	(5,723,123)
Banking service fees	13d	7,528,702	6,691,337
Asset management		1,274,773	1,195,141
Current account services		332,429	268,691
Credit cards		3,495,937	3,067,133
Sureties and credits granted		835,835	699,318
Receipt services		630,931	639,361
Other		958,797	821,693
Income from bank charges	13e	1,610,994	1,536,669
Result from insurance, pension plan and capitalization operations	11c	1,214,338	1,111,944
Personnel expenses	13f	(6,578,061)	(5,896,300)
Other administrative expenses	13g	(6,682,373)	(6,119,916)
Tax expenses	4p and 14a II	(2,159,626)	(1,916,907)
Equity in earnings of affiliates and other investments	15a lll	(43,069)	196,447
Other operating revenues	13h	222,777	656,258
Other operating expenses	13i	(2,500,153)	(1,982,655)
OPERATING INCOME		10,041,732	8,965,720
NON-OPERATING INCOME		127,492	19,541
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		10,169,224	8,985,261
INCOME TAX AND SOCIAL CONTRIBUTION	4p and 14a I	(2,541,931)	(2,016,279)
Due on operations for the period		(3,878,915)	(2,838,226)
Related to temporary differences		1,336,984	821,947
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(106,524)	(116,005)
MINORITY INTEREST IN SUBSIDIARIES	16e	(388,261)	(453,835)
NET INCOME		7,132,508	6,399,142
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,543,679,632	4,531,690,313
NET INCOME PER SHARE – R$		1.57	1.41
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 06/30)		14.57	12.15

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	(177,819)	66,488
NET INCOME WITHOUT NONRECURRING EFFECTS		6,954,689	6,465,630
NET INCOME PER SHARE – R$		1.53	1.43
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	NOTE	01/01 to 06/30/2011	01/01 to 06/30/2010
ADJUSTED NET INCOME		20,533,583	16,602,669
Net income		7,132,508	6,399,142
Adjustments to net income:		13,401,075	10,203,527
Granted options recognized		80,112	56,134
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		463,741	270,731
Effects of changes in exchange rates on cash and cash equivalents		227,963	77,762
Allowance for loan losses		9,487,170	7,764,528
Results from operations with subordinated debt		1,556,948	1,308,434
Financial expenses on technical provisions for pension plan and capitalization		2,314,834	1,490,851
Depreciation and amortization	15b	1,067,762	1,035,275
Adjustment to legal liabilities – tax and social security		340,121	(8,777)
Adjustment to provision for contingent liabilities		54,552	815,962
Deferred taxes		(1,336,984)	(821,947)
Equity in earnings of affiliates and other investments	15a lll	43,069	(196,447)
Income from available-for-sale securities		(852,769)	(1,687,140)
Income from held-to-maturity securities		(184,035)	(236,195)
(Income) loss from sale of investments		(198,420)	(156,055)
(Income) loss from sale of foreclosed assets		1,369	18,841
(Income) loss from sale of fixed assets		(51,614)	2,790
(Gain) loss from rescission of operations of intangible assets		(802)	(54,480)
Minority interest		388,261	453,835
Other		(203)	69,425
CHANGE IN ASSETS AND LIABILITIES		(32,744,206)	(31,170,926)
(Increase) decrease in interbank investments		(27,697,648)	12,764,348
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		2,442,177	(8,940,623)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(6,062,516)	(44,114,386)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)		1,191,916	533,645
(Increase) decrease in loan, lease and other credit operations		(29,660,640)	(26,393,866)
(Increase) decrease in other receivables and other assets		361,449	2,100,142
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		719,412	734,910
(Decrease) increase in deposits		6,226,157	(1,045,371)
(Decrease) increase in deposits received under securities repurchase agreements		(1,792,536)	25,335,602
(Decrease) increase in funds for issuance of securities		6,705,038	1,594,316
(Decrease) increase in borrowings and onlending		5,608,983	3,369,380
(Decrease) increase in credit card operations (assets/liabilities)		(658,106)	(363,817)
(Decrease) increase in technical provision for insurance, pension plan and capitalization		3,208,188	1,617,803
(Decrease) increase in collection and payment of taxes and contributions		8,691,105	3,269,761
(Decrease) increase in other liabilities		78,124	(76,737)
(Decrease) increase in deferred income		62,849	132,951
Payment of income tax and social contribution		(2,168,158)	(1,688,984)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(12,210,623)	(14,568,257)
Interest on capital / dividends received from affiliated companies		15,466	60,608
Funds received from sale of available-for-sale securities		21,521,238	9,866,693
Funds received from redemption of held-to-maturity securities		335,516	104,760
Disposal of assets not for own use		69,476	101,647
Disposal of investments		284,316	194,942
Sale of fixed assets		113,630	25,532
Termination of intangible asset agreements		5,623	122,834
Purchase of available-for-sale securities		(16,645,181)	(6,161,247)
Purchase of held-to-maturity securities		(123,000)	(467,647)
Purchase of investments		(10,868)	(13,854)
Purchase of fixed assets		(704,774)	(696,258)
Purchase of intangible assets		(732,543)	(163,644)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		4,128,899	2,974,366
Increase in subordinated debt		6,223,825	4,977,014
Decrease in subordinated debt		(4,400,151)	(68,385)
Change in minority interest		(591,698)	(216,582)
Granting of stock options		154,669	116,722
Purchase of treasury shares		(557,991)	-
Dividends and interest on capital paid		(3,040,750)	(2,871,179)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(2,212,096)	1,937,590

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(10,293,820)	(9,656,301)

Cash and cash equivalents at the beginning of the period		39,148,018	66,121,111
Effects of changes in exchange rates on cash and cash equivalents		(227,963)	(77,762)
Cash and cash equivalents at the end of the period	4a and 5	28,626,235	56,387,048

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	NOTE	01/01 to 06/30/2011	01/01 to 06/30/2010
INCOME		49,626,679	40,963,012
Financial operations		45,809,941	36,927,166
Banking services		9,139,696	8,228,006
Result from insurance, pension plan and capitalization operations		1,214,338	1,111,944
Result of loan losses	8d	(6,887,565)	(5,979,903)
Other		350,269	675,799
EXPENSES		(23,994,326)	(18,241,075)
Financial operations		(21,494,173)	(16,258,420)
Other		(2,500,153)	(1,982,655)
INPUTS PURCHASED FROM THIRD PARTIES		(5,553,400)	(5,066,931)
Materials, energy and others	13g	(219,011)	(187,570)
Third-party services	13g	(1,525,930)	(1,297,352)
Other		(3,808,459)	(3,582,009)
Data processing and telecommunications	13g	(1,737,794)	(1,461,137)
Advertising, promotions and publication	13g	(436,949)	(517,623)
Installations		(573,641)	(647,983)
Transportation	13g	(282,752)	(277,303)
Security	13g	(240,169)	(210,537)
Travel expenses	13g	(86,492)	(69,056)
Other		(450,662)	(398,370)
GROSS ADDED VALUE		20,078,953	17,655,006
DEPRECIATION AND AMORTIZATION	13g	(682,146)	(646,573)
NET ADDED VALUE PRODUCED BY THE COMPANY		19,396,807	17,008,433
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	(43,069)	196,447
TOTAL ADDED VALUE TO BE DISTRIBUTED		19,353,738	17,204,880
DISTRIBUTION OF ADDED VALUE		19,353,738	17,204,880
Personnel		5,935,412	5,278,026
Compensation		4,746,383	4,111,949
Benefits		879,191	886,086
FGTS – government severance pay fund		309,838	279,991
Taxes, fees and contributions		5,450,730	4,667,465
Federal		5,094,363	4,373,392
State		980	1,185
Municipal		355,387	292,888
Return on third parties’ assets - Rent		446,827	406,412
Return on own assets		7,520,769	6,852,977
Dividends and Interest on capital		1,554,351	2,204,825
Retained earnings (loss) for the period		5,578,157	4,194,317
Minority interest in retained earnings		388,261	453,835
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

ASSETS	NOTE	06/30/2011	06/30/2010
CURRENT ASSETS		1,238,759	1,177,574
CASH AND CASH EQUIVALENTS		4,938	233
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	22,341	154,682
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	6,147	32,053
Own portfolio		670	27,122
Pledged in guarantee		5,477	4,931
OTHER RECEIVABLES		1,199,118	981,624
Income receivable	15a I	425,266	170,702
Sundry	13a	773,852	810,922
OTHER ASSETS – Prepaid expenses	4g	6,215	8,982
LONG-TERM RECEIVABLES		30,851,238	12,360,262
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	30,522,153	12,181,570
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	6,740	6,069
Own portfolio		14	13
Pledged in guarantee		6,726	6,056
OTHER RECEIVABLES - Sundry	13a	322,345	172,623
PERMANENT ASSETS		53,488,409	60,245,101
INVESTMENTS		53,488,132	60,244,779
Investments in subsidiaries	4h and 15a I	53,487,725	60,244,372
Other		407	407
REAL ESTATE IN USE	4i	277	322
TOTAL ASSETS		85,578,406	73,782,937
LIABILITIES
CURRENT LIABILITIES		1,679,198	2,033,859
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	5,542	-
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	-	2,143
OTHER LIABILITIES		1,673,656	2,031,716
Social and statutory	16b II	1,360,398	1,997,901
Tax and social security contributions	14c	102,243	809
Subordinated debt	10f	71,334	23,580
Sundry	13c	139,681	9,426
LONG-TERM LIABILITIES		9,413,050	5,365,177
DEPOSITS - Interbank deposits	4b and 10b	4,012,223	3,177,246
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	-
OTHER LIABILITIES		4,900,827	2,187,931
Tax and social security contributions	14c	636,664	397,554
Subordinated debt	10f	4,252,638	1,784,461
Sundry	13c	11,525	5,916
STOCKHOLDERS’ EQUITY	16	74,486,158	66,383,901
Capital		45,000,000	45,000,000
Capital reserves		619,298	565,460
Revenue reserves		29,946,904	21,546,227
Asset valuation adjustment	4c, 4d and 7d	(32,044)	147,952
(Treasury shares)		(1,048,000)	(875,738)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		85,578,406	73,782,937
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	NOTE	01/01 to 06/30/2011	01/01 to 06/30/2010
INCOME FROM FINANCIAL OPERATIONS		1,005,165	433,089
Securities and derivative financial instruments		1,005,165	433,089
EXPENSES OF FINANCIAL OPERATIONS		(325,642)	(126,897)
Money market		(325,642)	(126,897)
GROSS INCOME FROM FINANCIAL OPERATIONS		679,523	306,192
OTHER OPERATING REVENUES (EXPENSES)		4,494,682	4,064,944
Personnel expenses		(92,716)	(72,641)
Other administrative expenses		(23,293)	(28,542)
Tax expenses	14a II	(131,241)	(15,075)
Equity in earnings of subsidiaries	15a I	4,754,970	4,222,122
Other operating revenues (expenses)		(13,038)	(40,920)
OPERATING INCOME		5,174,205	4,371,136
NON-OPERATING INCOME		9,116	7,120
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		5,183,321	4,378,256
INCOME TAX AND SOCIAL CONTRIBUTION	4p	588,034	517,310
Due on operations for the period		4,413	(14,650)
Related to temporary differences		583,621	531,960
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(1,730)	(3,676)
NET INCOME		5,769,625	4,891,890
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,543,679,632	4,531,690,313
NET INCOME PER SHARE – R$		1.27	1.08
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 06/30)		16.43	14.64

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	(177,819)	66,488
NET INCOME WITHOUT NONRECURRING EFFECTS		5,591,806	4,958,378
NET INCOME PER SHARE – R$		1.23	1.09

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Granting of stock options – exercised options	-	(45,061)	6,194	-	-	155,589	116,722
Granting of options recognized	-	(30,238)	86,372	-	-	-	56,134
Change in adjustment to market value	-	-	(3,935)	27,921	-	-	23,986
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	4,891,890	-	4,891,890
Appropriations:							-
Legal reserve	-	-	244,595	-	(244,595)	-	-
Statutory reserves	-	-	2,442,470	-	(2,442,470)	-	-
Dividends and Interest on capital	-	-	-	-	(2,204,825)	-	(2,204,825)
BALANCES AT 06/30/2010	45,000,000	565,460	21,546,227	147,952	-	(875,738)	66,383,901
CHANGES IN THE PERIOD	-	(75,299)	2,775,076	27,921	-	155,589	2,883,287
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Granting of stock options – exercised options	-	(55,548)	71,649	-	-	(419,423)	(403,322)
Purchase of treasury shares	-	-	-	-	-	(557,991)	(557,991)
Granting of stock options – exercised options	-	(55,548)	71,649	-	-	138,568	154,669
Granting of options recognized	-	80,112	-	-	-	-	80,112
Change in adjustment to market value	-	-	-	(49,172)	-	-	(49,172)
Addition to interest on capital and paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	5,769,625	-	5,769,625
Appropriations:							-
Legal reserve	-	-	288,481	-	(288,481)	-	-
Statutory reserves	-	-	3,926,793	-	(3,926,793)	-	-
Dividends and Interest on capital	-	-	-	-	(1,554,351)	-	(1,554,351)
BALANCES AT 06/30/2011	45,000,000	619,298	29,946,904	(32,044)	-	(1,048,000)	74,486,158
CHANGES IN THE PERIOD	-	24,564	4,285,399	(49,172)	-	(419,423)	3,841,368
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	NOTE	01/01 to 06/30/2011	01/01 to 06/30/2010
ADJUSTED NET INCOME (LOSS)		418,680	309,134
Net income		5,769,625	4,891,890
Adjustments to net income:		(5,350,945)	(4,582,756)
Granting of options recognized		80,112	56,134
Results from operations with subordinated debt		(122,123)	89,625
Deferred taxes		(583,621)	(531,960)
Equity in earnings of subsidiaries	15a I	(4,754,970)	(4,222,122)
Amortization of goodwill		28,873	28,872
Effects of changes in exchange rates on cash and cash equivalents		734	(3,366)
Other		50	61
CHANGE IN ASSETS AND LIABILITIES		580,252	359,946
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		23,733	(8,785)
(Increase) decrease in other receivables and other assets		222,595	348,915
Increase (decrease) in other liabilities		333,924	19,816
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		998,932	669,080
Interest on capital/Dividends received		12,999,560	3,473,530
(Increase) decrease in interbank investments		(16,345,311)	(5,256,609)
(Purchase) sale of investments		3,862,494	-
(Purchase) sale of fixed assets		(19)	(27)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		516,724	(1,783,106)
Increase (decrease) in deposits		668,215	2,278,022
Increase in subordinated debt		1,170,825	1,718,416
Decrease in subordinated debt		(77,510)	-
Granting of stock options		154,669	116,722
Purchase of treasury shares		(557,991)	-
Dividends and interest on capital paid		(3,040,750)	(2,871,179)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(1,682,542)	1,241,981

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(166,886)	127,955
Cash and cash equivalents at the beginning of the period		194,899	23,594
Effects of changes in exchange rates on cash and cash equivalents		(734)	3,366
Cash and cash equivalents at the end of the period	4a and 5	27,279	154,915
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	NOTE	01/01 to 06/30/2011	01/01 to 06/30/2010
INCOME		1,585,035	931,612
Financial operations		1,005,165	433,089
Other		579,870	498,523
EXPENSES		(325,642)	(126,897)
Financial operations		(325,642)	(126,897)
INPUTS PURCHASED FROM THIRD PARTIES		(23,052)	(28,027)
Third-party services		(10,052)	(10,104)
Advertising, promotions and publication		(228)	(538)
Expenses for financial system services		(2,956)	(3,014)
Insurance		(3,135)	(2,949)
Other		(6,681)	(11,422)
GROSS ADDED VALUE		1,236,341	776,688
DEPRECIATION AND AMORTIZATION		(47)	(61)
NET ADDED VALUE PRODUCED BY THE COMPANY		1,236,294	776,627
ADDED VALUE RECEIVED FROM TRANSFER	15a l	4,754,970	4,222,122
TOTAL ADDED VALUE TO BE DISTRIBUTED		5,991,264	4,998,749
DISTRIBUTION OF ADDED VALUE		5,991,264	4,998,749
Personnel		92,423	74,707
Compensation		90,443	72,466
Benefits		1,230	1,548
FGTS – government severance pay fund		750	693
Taxes, fees and contributions		129,022	31,698
Federal		128,998	31,637
Municipal		24	61
Return on third parties’ assets - Rent		194	454
Return on own assets		5,769,625	4,891,890
Dividends and Interest on capital		1,554,351	2,204,825
Retained earnings (loss) for the year		4,215,274	2,687,065
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO JUNE 30, 2011 AND 2010

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED this goodwill was fully amortized up to December 31, 2009 in the periods when the investments were made, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards (Note 4k).

In 2011, there was a change in the basis for consolidating certain companies, particularly for the Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, with the change from full to partial consolidation, and Porto Seguro S.A., which is now stated under the equity method, including for comparative purposes.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	06/30/2011	06/30/2010
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.99	99.99
Banco Itaú BBA International, S.A.	(1)	Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	100.00	99.99
Banco Itaucred Financiamentos S.A.		Brazil	100.00	99.99
Banco Itauleasing S.A.		Brazil	100.00	99.99
BIU Participações S.A.		Brazil	66.15	66.15
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	100.00	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(3)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	100.00	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú Unibanco Seguros Corporativos S.A.		Brazil	100.00	100.00
Itaúsa Export S.A.		Brazil	100.00	100.00
Luizacred S.A. Soc. Créd. Financiamento Investimento	(2)	Brazil	50.00	50.00
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	100.00	99.99
Redecard S.A.	(4)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	51.00
(1)	New company name of Banco Itaú Europa S.A.;
(2)	Company with shared control included proportionally in consolidation;
(3)	It does not include Redeemable Preferred Shares (Note 10f)
(4)	Fully consolidated company whose share capital is 50% plus 17 shares.

NOTE 3 - REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at June 30, 2011, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	83,008,666	84,717,133
Basel ratio	15.8%	16.1%
Tier I	12.5%	12.8%
Tier II	3.3%	3.3%
Fixed assets ratio (4)	48.6%	14.5%
Excess capital in relation to fixed assets	1,123,152	30,035,452
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan and capitalization companies, and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

An issue of subordinated debt is pending approval from the Central Bank of Brazil in order to comprise the Tier II of Referential Equity, which at June 30, 2011 represents the amount of R$ 2,387,136. Should we consider these issues, the Basel ratios would stand at 16.3% and 16.6% for the financial system and the economic-financial consolidated, respectively.

Management considers the current Basel ratio (15.8%, based on financial system consolidated) to be adequate, taking into account the following:

a)	It exceeds by 4.8 percent the minimum required by the authorities (11.0%); and

b)
In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 17.4%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, No. 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circulars No. 3,383 , of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,498, of June 28, 2010, changes the provisions mentioned in Circulars No. 3,361, 3,362, 3,363, 3,364 and 3,366, of September 12, 2007, and No. 3,389, of June 25, 2008, which set forth the procedures for calculation of portions related to market risk. Clarification on the methodologies to be adopted was disclosed in Circular Letters Nos. 3,498 and 3,499, of April 8, 2011. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from June 30, 2012. Should the new rules already be applicable, the ratios would be reduced by about 1.6%.

The Referential Equity used for calculation of ratios and composition of risk exposures at June 30, 2011, are as follows:

	Financial system consolidated		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	66,082,796		66,082,796
Minority interest in subsidiaries	1,028,230		2,761,757
Consolidated stockholders’ equity (BACEN)	67,111,026		68,844,553
Revaluation reserves excluded from Tier I	-		-
Deferred tax assets excluded from Tier I	(587,602)		(610,480)
Deferred permanent assets excluded from Tier I	(320,521)		(322,703)
Adjustments to market value – securities and derivative Financial Instruments excluded from Tier I	32,043		32,046
Preferred shares with clause of redemption excluded from Tier I	(616,299)		(616,299)
Tier I	65,618,647		67,327,117
Subordinated debt	17,144,590		17,144,590
Preferred shares with clause of redemption	369,779		369,779
Revaluation reserves	-		-
Adjustment to market value -securities and derivative financial instruments	(32,043)		(32,046)
Tier II	17,482,326		17,482,323
Tier I + Tier II	83,100,973		84,809,440
Exclusions:
Funding instruments issued by financial institutions	(92,307)		(92,307)
Referential equity	83,008,666		84,717,133
Risk exposure:
Exposure weighted by credit risk (EPR)	484,707,582		481,288,845
Portion required for credit risk coverage (PEPR)	53,317,834	92.3%	52,941,773	91.7%
a) Per weighting factor (FPR):
FPR at 20%	223,810	0.4%	378,809	0.7%
FPR at 35%	10,218	0.0%	10,219	0.0%
FPR at 50%	2,358,485	4.1%	3,841,299	6.7%
FPR at 75%	14,506,564	25.1%	14,125,882	24.5%
FPR at 100%	34,912,108	60.4%	33,196,555	57.5%
FPR at 300%	1,007,338	1.7%	1,084,748	1.9%
Derivatives – potential future gain	299,311	0.5%	304,261	0.5%
b) Per type:
Securities	2,947,696	5.1%	3,089,930	5.4%
Loan operations - Retail	11,812,053	20.5%	11,554,071	20.0%
Loan operations – Non-retail	16,427,378	28.4%	16,441,162	28.5%
Joint obligations - Retail	6,827	0.0%	6,829	0.0%
Joint obligations – Non-Retail	4,602,459	8.0%	4,608,789	8.0%
Loan commitments - Retail	2,687,684	4.7%	2,564,984	4.4%
Loan commitments – Non-retail	1,501,845	2.6%	1,501,884	2.6%
Other exposures	13,331,892	23.1%	13,174,124	22.8%
Portion required for operational risk coverage (POPR)	3,073,029	5.3%	3,435,078	6.0%
Retail	521,157	0.9%	521,157	0.9%
Commercial	865,912	1.5%	865,912	1.5%
Corporate finance	73,971	0.1%	73,971	0.1%
Negotiation and sales	1,013,408	1.8%	1,013,408	1.8%
Payments and settlements	264,247	0.5%	264,247	0.5%
Financial agent services	119,246	0.2%	119,246	0.2%
Asset management	193,532	0.3%	193,532	0.3%
Retail brokerage	21,115	0.0%	21,115	0.0%
Business plans	441	0.0%	441	0.0%
Conef additional	-	0.0%	362,049	0.6%
Portion required for market risk coverage:	1,365,131	2.4%	1,335,092	2.3%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	1,172,993	2.0%	1,142,954	2.0%
Fixed rate denominated in Real (PJUR1)	162,651	0.3%	162,647	0.3%
Foreign currency coupon (PJUR2)	477,149	0.8%	447,114	0.8%
Price index coupon (PJUR3)	415,320	0.7%	415,320	0.7%
Interest rate coupon (PJUR 4)	117,873	0.2%	117,873	0.2%
Operations subject to commodity price variation (PCOM)	129,868	0.2%	129,868	0.2%
Operations subject to stock price variation (PACS)	62,270	0.1%	62,270	0.1%
Required Referential Equity	57,755,994	100.0%	57,711,943	100.0%
Excess capital in relation to Required Referential Equity	25,252,672	43.7%	27,005,190	46.8%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	525,054,487		524,654,029
Ratio (%)	15.8		16.1
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	537,642		545,981

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2010	78,670,791	497,468,330	15.8%	80,718,514	522,952,010	15.4%
Result for the period	7,138,559		1.4%	7,493,079		1.5%
Interest on capital and dividends	(1,555,875)		-0.3%	(1,555,875)		-0.3%
Granting of options recognized	80,112		0.0%	80,112		0.0%

Granting of stock options – exercised options in the period	154,668		0.0%	154,668		0.0%
Asset valuation adjustment	(49,172)		0.0%	(49,172)		0.0%
Subordinated debt and redeemable preferred shares	(1,120,293)		-0.2%	(1,120,293)		-0.2%
Treasury shares	(557,992)		-0.1%	(557,992)		-0.1%
Deferred assets excluded from Tier I of referential equity	(65,779)	(65,779)	0.0%	(67,036)	(67,036)	0.0%
Other changes in referential equity	313,647		0.1%	(378,872)		-0.1%
Changes in risk exposure		27,651,936	-0.9%		1,769,055	-0.1%
Ratio at 06/30/2011	83,008,666	525,054,487	15.8%	84,717,133	524,654,029	16.1%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados, following the worldwide trend towards the strengthening of the insurance market, disclosed the Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) – these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate for receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

Real estate in use	4%	to	8%
Leasehold improvements	from 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1998 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

k)
Goodwill – corresponds to the amount paid in excess for the purchase of investments arising from the expected future profitability. It does not have a defined useful life and is annually tested for impairment of assets.

l)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

m)	Impairment of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. This procedure is adopted annually, at the end of each year.

n)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 12, 2008;

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I -	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

II.III-	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and pension plan subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2011	06/30/2010
Cash and cash equivalents	15,185,816	12,130,949
Interbank deposits	2,657,416	5,778,719
Securities purchased under agreements to resell – Funded position	10,783,003	38,477,380
TOTAL	28,626,235	56,387,048

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2011	06/30/2010
Cash and cash equivalents	4,938	233
Securities purchased under agreements to resell – Funded position	22,341	154,682
TOTAL	27,279	154,915

NOTE 6 - INTERBANK INVESTMENTS

	06/30/2011						06/30/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	34,233,437	45,813,331	35,773	7,837	80,090,378	81.4	98,368,250	85.2
Funded position (*)	14,674,061	15,449,299	35,773	7,837	30,166,970	30.7	42,101,703	36.5
Financed position	18,409,795	21,926,271	-	-	40,336,066	41.0	47,144,089	40.8
With free movement	8,215,825	21,779,220	-	-	29,995,045	30.5	19,254,060	16.7
Without free movement	10,193,970	147,051	-	-	10,341,021	10.5	27,890,029	24.1
Short position	1,149,581	8,437,761	-	-	9,587,342	9.7	9,122,458	7.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,650,833	107,757	259,658	56,886	3,075,134	3.1	3,431,152	3.0
Interbank deposits	9,626,823	3,597,867	1,667,110	387,998	15,279,798	15.5	13,683,202	11.8
TOTAL	46,511,093	49,518,955	1,962,541	452,721	98,445,310		115,482,604
% per maturity term	47.2	50.3	2.0	0.5
TOTAL - 06/30/2010	82,916,643	29,906,041	2,178,416	481,504	115,482,604
% per maturity term	71.8	25.9	1.9	0.4
(*)
Includes R$ 12,142,686 (R$ 8,713,444 at 06/30/2010) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 22,341 (R$ 154,682 at June 30, 2010) and Interbank deposits over 365 days amounting to R$ 30,522,153 (R$ 12,181,570 at June 30, 2010).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2011											06/30/2010
		Provision for adjustment to market value reflected on:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	80,296,105	(54,008)	134,974	80,377,071	44.5	9,997,033	1,291,755	2,184,601	4,070,928	18,339,635	44,493,119	44,302,478
Financial Treasury Bills	31,289,613	(1,813)	5	31,287,805	17.3	-	1,224,325	1,281,037	218,099	3,139,748	25,424,596	16,513,728
National Treasury Bills	21,244,989	(7,938)	(1,964)	21,235,087	11.7	9,898,920	-	156,991	276,500	10,122,743	779,933	4,464,868
National Treasury Notes	22,068,301	(64,748)	65,410	22,068,963	12.2	5,518	11,082	516,341	3,458,982	4,933,197	13,143,843	19,022,499
National Treasury/Securitization	310,768	196	(12,824)	298,140	0.2	664	2,566	3,433	18,625	6,203	266,649	650,057
Brazilian External Debt Bonds	5,314,214	20,295	84,221	5,418,730	3.0	25,434	52,617	226,799	98,722	137,480	4,877,678	3,585,329
Investments in non-exclusive funds	66,497	-	-	66,497	0.0	66,497	-	-	-	-	-	64,126
Other	1,723	-	126	1,849	0.0	-	1,165	-	-	264	420	1,871
GOVERNMENT SECURITIES - ABROAD	7,403,606	21,715	(24,735)	7,400,586	4.1	835,443	495,508	1,617,602	2,945,465	53,484	1,453,084	6,263,810
Argentina	204,614	1,846	-	206,460	0.1	8,635	21,234	33,104	110,127	305	33,055	223,888
Central Bank	24,487	144	-	24,631	0.0	-	-	5	3	4	24,619	72,318
National Treasury	180,127	1,702	-	181,829	0.1	8,635	21,234	33,099	110,124	301	8,436	151,570
Denmark	3,269,607	-	1	3,269,608	1.8	-	166,346	1,326,475	1,776,787	-	-	788,241
Spain	781,531	-	-	781,531	0.4	363,281	-	-	418,250	-	-	440,531
Korea	294,972	-	-	294,972	0.2	-	-	-	294,972	-	-	2,090,211
Chile	646,926	(35)	(1,782)	645,109	0.4	218,214	202,064	155,293	41,859	12,294	15,385	1,182,305
Paraguay	414,930	-	(27,714)	387,216	0.2	69,848	62,751	52,066	154,520	28,819	19,212	368,361
Uruguay	403,670	(28)	264	403,906	0.2	149,824	23,162	46,866	147,152	11,437	25,465	773,547
United States	1,118,270	18,384	43	1,136,697	0.6	-	19,823	3,784	1,560	-	1,111,530	390,624
Mexico	238,521	1,424	4,408	244,353	0.1	2,137	83	-	215	472	241,446	1,421
Other	30,565	124	45	30,734	0.0	23,504	45	14	23	157	6,991	4,681
CORPORATE SECURITIES	31,061,422	85,018	262,472	31,408,912	17.4	5,866,999	1,217,966	1,604,593	1,666,071	4,269,702	16,783,581	27,125,114
Eurobonds and other	5,513,098	15,385	81,634	5,610,117	3.1	607,892	289,493	204,327	347,325	1,283,549	2,877,531	4,957,237
Bank deposit certificates	3,293,875	-	(117)	3,293,758	1.8	40,076	228,823	776,714	671,830	1,555,604	20,711	2,669,569
Shares	3,048,736	35,060	23,733	3,107,529	1.7	3,107,529	-	-	-	-	-	3,824,992
Debentures	8,026,351	846	42,521	8,069,718	4.5	18,684	520,420	81,540	193,681	383,324	6,872,069	6,061,175
Promissory Notes	672,693	-	64	672,757	0.4	137,656	107,742	427,359	-	-	-	3,111,936
Quotas of funds	1,877,869	32,039	7,322	1,917,230	1.1	1,913,232	-	-	-	-	3,998	1,341,928
Fixed income	814,357	(1,388)	(41)	812,928	0.4	808,930	-	-	-	-	3,998	386,960
Credit rights	866,154	-	-	866,154	0.5	866,154	-	-	-	-	-	739,852
Variable income	197,358	33,427	7,363	238,148	0.1	238,148	-	-	-	-	-	215,116
Securitized real estate loans	7,732,287	1,688	107,369	7,841,344	4.3	41,930	71,488	114,653	288,807	446,779	6,877,687	5,119,553
Other	896,513	-	(54)	896,459	0.5	-	-	-	164,428	600,446	131,585	38,724
PGBL/VGBL FUND QUOTAS (1)	51,123,685	-	-	51,123,685	28.3	51,123,685	-	-	-	-	-	41,190,644
SUBTOTAL - SECURITIES	169,884,818	52,725	372,711	170,310,254	94.2	67,823,160	3,005,229	5,406,796	8,682,464	22,662,821	62,729,784	118,882,046
Trading securities	129,334,383	52,725	-	129,387,108	70.5	63,363,844	1,545,293	2,008,256	4,867,589	19,590,715	38,011,411	78,531,076
Available-for-sale securities	37,408,960	-	372,711	37,781,671	22.0	4,377,176	1,411,195	3,398,540	3,742,709	2,945,359	21,906,692	37,322,037
Held-to-maturity securities (2)	3,141,475	-	-	3,141,475	1.7	82,140	48,741	-	72,166	126,747	2,811,681	3,028,933
DERIVATIVE FINANCIAL INSTRUMENTS	10,034,491	388,200	-	10,422,691	5.8	1,495,202	2,936,181	1,284,908	1,036,833	878,322	2,791,245	7,897,946

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	179,919,309	440,925	372,711	180,732,945	100	69,318,362	5,941,410	6,691,704	9,719,297	23,541,143	65,521,029	126,779,992
						38.4%	3.2%	3.7%	5.4%	13.0%	36.3%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,987,169)	120,910	(21,182)	(6,887,441)	-	(661,429)	(1,620,832)	(1,153,313)	(858,215)	(1,077,769)	(1,515,883)	(6,849,159)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 565,693 (R$ 542,111 at 06/30/2010), according to Note 7e.

b) Summary by portfolio

	06/30/2011
		Restricted to
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Free movement	Central Bank (2)	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total

GOVERNMENT SECURITIES - DOMESTIC	25,098,751	38,960,579	5,638,765	4,155,787	2,156,034	-	4,367,155	80,377,071
Financial Treasury Bills	5,476,973	21,109,316	3,055,438	953,948	144,897	-	547,233	31,287,805
National Treasury Bills	7,837,205	9,751,938	400,812	3,197,904	-	-	47,228	21,235,087
National Treasury Notes	8,954,091	5,144,591	2,182,515	3,935	2,011,137	-	3,772,694	22,068,963
National Treasury/Securitization	298,140	-	-	-	-	-	-	298,140
Brazilian External Debt Bonds	2,463,996	2,954,734	-	-	-	-	-	5,418,730
Investments in non-exclusive funds	66,497	-	-	-	-	-	-	66,497
Other	1,849	-	-	-	-	-	-	1,849
GOVERNMENT SECURITIES - ABROAD	5,358,442	814,875	1,202,191	-	15,822	-	9,256	7,400,586
Argentina	31,172	175,288	-	-	-	-	-	206,460
Central Bank	23,749	882	-	-	-	-	-	24,631
National Treasury	7,423	174,406	-	-	-	-	-	181,829
Denmark	2,086,534	-	1,183,074	-	-	-	-	3,269,608
Spain	781,531	-	-	-	-	-	-	781,531
Korea	294,972	-	-	-	-	-	-	294,972
Chile	592,022	27,974	35	-	15,822	-	9,256	645,109
Paraguay	387,216	-	-	-	-	-	-	387,216
Uruguay	403,792	114	-	-	-	-	-	403,906
United States	624,760	492,855	19,082	-	-	-	-	1,136,697
Mexico	125,709	118,644	-	-	-	-	-	244,353
Other	30,734	-	-	-	-	-	-	30,734
CORPORATE SECURITIES	24,951,371	1,504,994	345,501	-	-	-	4,607,046	31,408,912
Eurobonds and other	4,195,821	1,412,065	2	-	-	-	2,229	5,610,117
Bank deposit certificates	446,565	92,929	10,785	-	-	-	2,743,479	3,293,758
Shares	3,087,462	-	7,804	-	-	-	12,263	3,107,529
Debentures	6,817,401	-	306,095	-	-	-	946,222	8,069,718
Promissory Notes	672,757	-	-	-	-	-	-	672,757
Quotas of funds	1,544,230	-	20,815	-	-	-	352,185	1,917,230
Fixed income	445,206	-	20,815	-	-	-	346,907	812,928
Credit rights	860,876	-	-	-	-	-	5,278	866,154
Variable income	238,148	-	-	-	-	-	-	238,148
Securitized real estate loans	7,822,877	-	-	-	-	-	18,467	7,841,344
Other	364,258	-	-	-	-	-	532,201	896,459
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	51,123,685	51,123,685
SUBTOTAL - SECURITIES	55,408,564	41,280,448	7,186,457	4,155,787	2,171,856	-	60,107,142	170,310,254
Trading securities	25,484,255	37,565,433	4,154,166	4,155,557	2,011,136	-	56,016,561	129,387,108
Available-for-sale securities	29,805,772	3,463,561	3,006,875	230	160,720	-	1,344,513	37,781,671
Held-to-maturity securities	118,537	251,454	25,416	-	-	-	2,746,068	3,141,475
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	10,422,691	-	10,422,691
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	55,408,564	41,280,448	7,186,457	4,155,787	2,171,856	10,422,691	60,107,142	180,732,945
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 06/30/2010	40,796,637	18,224,087	7,845,778	2	3,602,046	7,897,946	48,413,496	126,779,992
(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing Houses for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2011										06/30/2010
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	67,625,662	(54,008)	67,571,654	51.6	9,993,587	1,216,567	1,209,144	3,960,747	17,356,222	33,835,387	28,838,087
Financial Treasury Bills	27,195,041	(1,813)	27,193,228	21.0	-	1,200,591	305,995	201,429	2,714,442	22,770,771	9,624,773
National Treasury Bills	21,244,990	(7,938)	21,237,052	16.4	9,898,919	-	156,992	276,500	10,124,707	779,934	4,416,249
National Treasury Notes	17,226,396	(64,748)	17,161,648	13.3	5,412	10,639	515,925	3,437,637	4,463,436	8,728,599	13,972,065
National Treasury/Securitization	40,909	196	41,105	-	658	2,566	3,433	18,625	6,203	9,620	394,583
Brazilian External Debt Bonds	1,851,829	20,295	1,872,124	0.8	22,101	2,771	226,799	26,556	47,434	1,546,463	366,291
Investments in non-exclusive funds	66,497	-	66,497	0.1	66,497	-	-	-	-	-	64,126
GOVERNMENT SECURITIES - ABROAD	1,487,117	21,714	1,508,831	1.2	10,956	94,473	38,015	117,370	6,671	1,241,346	671,738
Argentina	204,614	1,846	206,460	0.1	8,635	21,235	33,101	110,127	305	33,057	223,454
Central Bank	24,487	144	24,631	-	-	-	5	3	4	24,619	72,318
National Treasury	180,127	1,702	181,829	0.1	8,635	21,235	33,096	110,124	301	8,438	151,136
Chile	65,974	(35)	65,939	0.1	1	65,899	-	-	39	-	114
Uruguay	15,428	(29)	15,399	-	317	2,503	1,116	5,445	5,698	320	69,880
United States	1,103,199	18,384	1,121,583	0.9	-	4,709	3,784	1,560	-	1,111,530	372,402
Mexico	90,968	1,424	92,392	0.1	1,953	83	-	215	472	89,669	1,421
Other	6,934	124	7,058	-	50	44	14	23	157	6,770	4,467
CORPORATE SECURITIES	9,097,919	85,019	9,182,938	7.3	2,235,616	234,253	761,097	789,472	2,227,822	2,934,678	7,830,607
Eurobonds and other	1,554,312	15,386	1,569,698	1.2	552	(638)	32,010	11,323	132,660	1,393,791	1,404,472
Bank deposit certificates	2,768,924	-	2,768,924	2.2	19,008	177,371	685,458	583,669	1,303,418	-	2,444,804
Shares	969,089	35,060	1,004,149	0.8	1,004,149	-	-	-	-	-	1,329,539
Debentures	1,428,717	846	1,429,563	1.1	17,322	57,244	43,220	193,681	196,036	922,060	1,539,185
Quotas of funds	1,162,406	32,039	1,194,445	1.0	1,194,445	-	-	-	-	-	552,720
Fixed income	797,345	(1,388)	795,957	0.6	795,957	-	-	-	-	-	356,758
Credit rights	199,020	-	199,020	0.2	199,020	-	-	-	-	-	24,985
Variable income	166,041	33,427	199,468	0.2	199,468	-	-	-	-	-	170,977
Securitized real estate loans	620,169	1,688	621,857	0.5	140	276	409	799	1,406	618,827	559,887
Other	594,302	-	594,302	0.5	-	-	-		594,302	-	-
PGBL/VGBL FUND QUOTAS	51,123,685	-	51,123,685	40.1	51,123,685	-	-	-	-	-	41,190,644
Total	129,334,383	52,725	129,387,108	100.20	63,363,844	1,545,293	2,008,256	4,867,589	19,590,715	38,011,411	78,531,076
% per maturity term					49.7%	1.2%	1.6%	3.8%	14.8%	28.9%
Total 06/30/2010	78,390,514	140,562	78,531,076	100.00	44,499,354	4,081,892	1,149,226	4,308,233	5,075,084	19,417,287
% per maturity term					56.6%	5.2%	1.5%	5.5%	6.5%	24.7%

At June 30, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 6,147 (R$ 5,534 at 06/30/2010) with maturity over 365 days.

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2011										06/30/2010
	Cost	Adjustments to market value (in Stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	9,701,785	133,287	9,835,072	27.8	3,446	26,640	975,460	38,015	893,368	7,898,143	12,696,797
Financial Treasury Bills	4,094,572	5	4,094,577	10.3	-	23,733	975,043	16,670	425,306	2,653,825	6,888,955
National Treasury Bills	-	-	-	1.9	-	-	-	-	-	-	48,619
National Treasury Notes	2,084,485	63,446	2,147,931	6.1	107	440	417	21,345	467,798	1,657,824	2,528,001
National Treasury Notes/Securitization	269,859	(12,824)	257,035	0.6	6	-	-	-	-	257,029	255,474
Brazilian External Debt Bonds	3,251,146	82,534	3,333,680	8.8	3,333	1,302	-	-	-	3,329,045	2,973,877
Other	1,723	126	1,849	0.0	-	1,165	-	-	264	420	1,871
GOVERNMENT SECURITIES - ABROAD	5,901,315	(24,735)	5,876,580	14.8	824,260	400,840	1,579,584	2,828,095	46,812	196,989	5,574,557
Denmark	3,269,607	1	3,269,608	8.2	-	166,346	1,326,475	1,776,787	-	-	788,241
Spain	781,531	-	781,531	2.0	363,281	-	-	418,250	-	-	440,531
Korea	294,972	-	294,972	0.7	-	-	-	294,972	-	-	2,090,211
Chile	580,952	(1,782)	579,170	1.5	218,213	136,166	155,293	41,859	12,254	15,385	1,182,191
Paraguay	414,930	(27,714)	387,216	1.0	69,848	62,751	52,066	154,520	28,819	19,212	368,361
Uruguay	373,076	264	373,340	0.9	149,280	20,462	45,750	141,707	5,739	10,402	686,152
United States	15,071	43	15,114	0.0	-	15,114	-	-	-	-	18,222
Mexico	147,553	4,408	151,961	0.4	184	-	-	-	-	151,777	-
Other	23,623	45	23,668	0.1	23,454	1	-	-	-	213	648
CORPORATE SECURITIES	21,805,860	264,159	22,070,019	55.6	3,549,470	983,715	843,496	876,599	2,005,179	13,811,560	19,050,683
Eurobonds and other	3,837,844	83,321	3,921,165	9.9	525,427	290,133	172,317	336,002	1,150,889	1,446,397	3,364,175
Bank deposit certificates	524,951	(117)	524,834	1.3	21,068	51,452	91,256	88,161	252,186	20,711	224,765
Shares	2,079,647	23,733	2,103,380	5.3	2,103,380	-	-	-	-	-	2,495,453
Debentures	6,565,490	42,521	6,608,011	16.7	1,362	463,176	38,320	-	155,144	5,950,009	4,472,756
Promissory Notes	672,693	64	672,757	1.7	137,656	107,742	427,359	-	-	-	3,111,936
Quotas of funds	715,463	7,322	722,785	1.8	718,787	-	-	-	-	3,998	789,180
Fixed income	17,012	(41)	16,971	0.0	12,973	-	-	-	-	3,998	30,174
Credit rights	667,134	-	667,134	1.7	667,134	-	-	-	-	-	714,867
Variable income	31,317	7,363	38,680	0.1	38,680	-	-	-	-	-	44,139
Securitized real estate loans	7,107,561	107,369	7,214,930	18.2	41,790	71,212	114,244	288,008	440,816	6,258,860	4,553,694
Other	302,211	(54)	302,157	0.8	-	-	-	164,428	6,144	131,585	38,724
TOTAL	37,408,960	372,711	37,781,671	100.0	4,377,176	1,411,195	3,398,540	3,742,709	2,945,359	21,906,692	37,322,037
Adjustments of securities reclassified in prior years to the held-to-maturity category		11,215			11.0%	3.6%	8.6%	9.4%	9.4%	58.0%
Accounting adjustment - Hedge - Circular No. 3,082		35,137
Deferred taxes		(165,127)
MINORITY INTEREST IN SUBSIDIARIES		(2,265)
Adjustment of securities of unconsolidated affiliates		(283,715)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 06/30/2011		(32,044)
TOTAL 06/30/2010	36,784,345	537,692	37,322,037	100.0	4,513,341	4,293,616	4,993,968	6,631,926	2,600,177	14,289,009
Adjustments of securities reclassified in prior years to the held-to-maturity category		14,358			12.0%	11.5%	13.4%	17.8%	7.0%	38.3%
Accounting adjustment - Hedge - Circular No. 3,082		(96,084)
Deferred taxes		(171,351)
Minority interest in subsidiaries		(1,305)
Adjustment of securities of unconsolidated affiliates		(135,358)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 06/30/2010		147,952

At June 30, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 6,740 (R$ 32,587 at June 30, 2010) of which the National Treasury Notes amount  to R$ 26,519 with maturity until 365 days and Financial Treasury Bills in the amount of R$ 6,069 with maturity over 365 days.

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. In the carrying value, not considered in results, are the amounts of R$ 11,215 (R$ 14,358 at 06/30/2010) included at June 30, 2011, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 565,693 (R$ 542,111 at 06/30/2010) at June 30, 2011.

	06/30/2011								06/30/2010
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,968,659	94.6	-	48,544	-	72,166	90,046	2,757,903	2,767,594
National Treasury Notes (*)	2,757,420	87.9	-	-	-	-	-	2,757,420	2,522,433
Brazilian External Debt Bonds	211,239	6.7	-	48,544	-	72,166	90,046	483	245,161
GOVERNMENT SECURITIES - ABROAD	15,174	0.5	226	197	-	-	-	14,751	17,515
Uruguay	15,166	0.5	226	197	-	-	-	14,743	17,515
Other	8	-	-	-	-	-	-	8	-
CORPORATE SECURITIES	157,642	4.9	81,914	-	-	-	36,701	39,027	243,824
Eurobonds and other	120,941	3.8	81,914	-	-	-	-	39,027	188,590
Debentures (1)	32,144	1.0	-	-	-	-	32,144	-	49,234
Quotas of funds	-	-	-	-	-	-	-	-	28
Securitized real estate loans (*)	4,557	0.1	-	-	-	-	4,557	-	5,972
Total	3,141,475	100.0	82,140	48,741	-	72,166	126,747	2,811,681	3,028,933
% per maturity term			2.6%	1.6%	0.0%	2.3%	4.0%	89.5%
TOTAL – 06/30/2010	3,028,933	100.0	11,188	10,227	18,774	142,994	249,770	2,595,980
% per maturity term			0.4%	0.3%	0.6%	4.7%	8.2%	85.7%
(*)  Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,999,679 (R$ 1,819,018 at June 30, 2010).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 06/30/2011	01/01 to 06/30/2010
Gain (loss) - Trading securities	(845,818)	(75,370)
Gain (loss) – Available-for-sale securities	225,537	347,640
Total realized gain	(620,281)	272,270
Adjustment to market value of trading securities	(199,620)	(184,433)
Total	(819,901)	87,837

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2011, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically priced like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are priced based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 4,118,400 (R$ 5,858,459 at June 30, 2010) and was basically composed of government securities.

I -	Derivatives by index
	Memorandum account Notional amount		Balance sheet account receivable / (received)(payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	06/30/2011	06/30/2010	06/30/2011	06/30/2011	06/30/2011	06/30/2010
Futures contracts	375,969,757	306,053,850	53,861	(41,753)	12,108	56,271
Purchase commitments	116,410,464	111,732,715	(63,254)	(341)	(63,595)	(36,233)
Foreign currency	11,344,141	2,587,609	(25,149)	(1,727)	(26,876)	(5,814)
Mercado Interfinanceiro	91,194,586	80,396,517	(9,571)	110	(9,461)	2,500
Indices	13,106,870	28,336,523	(28,529)	1,629	(26,900)	(33,587)
Securities	406,431	143,499	-	(1,868)	(1,868)	-
Other	358,436	268,567	(5)	1,515	1,510	668
Commitments to sell	259,559,293	194,321,135	117,115	(41,412)	75,703	92,504
Foreign currency	21,621,832	18,479,108	12,710	(33,493)	(20,783)	(1,423)
Interbank market	209,915,377	150,864,457	28,127	(76)	28,051	15,049
Indices	23,711,622	20,736,675	77,203	(3,497)	73,706	80,033
Securities	1,803,421	7,112	-	364	364	-
Other	2,507,041	4,233,783	(925)	(4,710)	(5,635)	(1,155)
Swap contracts			1,016,390	316,239	1,332,629	168,475
Asset position	75,513,881	63,362,829	3,163,491	342,447	3,505,938	2,394,211
Foreign currency	5,164,447	8,470,890	39,239	1,999	41,238	116,784
Interbank market	37,449,092	30,941,360	1,978,019	92,455	2,070,474	1,029,292
Fixed rate	11,952,797	7,993,783	237,933	155,024	392,957	390,812
Floating rate	873,254	1,296,859	13,301	5,444	18,745	197
Indices	19,369,832	14,557,937	893,604	86,754	980,358	854,555
Securities	100,995	5,854	18	47	65	2,468
Other	603,464	96,146	1,377	724	2,101	103
Liability position	74,497,491	63,355,372	(2,147,101)	(26,208)	(2,173,309)	(2,225,736)
Foreign currency	9,322,841	12,998,915	(338,840)	6,424	(332,416)	(284,197)
Interbank market	20,238,218	21,930,759	(418,180)	6,548	(411,632)	(579,722)
Fixed rate	12,883,412	5,367,524	(146,405)	(175,782)	(322,187)	(390,421)
Floating rate	3,237,936	3,124,134	(222)	(267)	(489)	(15,248)
Indices	27,040,577	19,831,478	(1,044,425)	38,697	(1,005,728)	(950,713)
Securities	100,426	-	-	-	-	-
Other	1,674,081	102,562	(199,029)	98,172	(100,857)	(5,435)
Option contracts	2,777,953,317	2,796,966,849	685,040	261,058	946,098	138,030
Purchase commitments – long position	1,065,312,933	726,390,047	999,121	(270,916)	728,205	839,004
Foreign currency	16,377,483	25,712,970	257,666	(36,896)	220,770	388,851
Interbank market	912,374,218	555,900,411	440,920	(98,567)	342,353	255,361
Floating rate	262,022	193,084	1,630	(857)	773	850
Indices	134,560,670	143,006,015	117,394	(59,579)	57,815	132,599
Securities	1,427,457	1,091,554	167,869	(82,167)	85,702	45,025
Other	311,083	486,013	13,642	7,150	20,792	16,318
Commitments to sell – long position	570,657,573	903,984,640	1,548,022	398,900	1,946,922	865,994
Foreign currency	13,253,878	18,628,045	626,031	221,026	847,057	194,398
Interbank market	471,021,224	754,252,957	70,104	(43,608)	26,496	41,901
Fixed rate	1,568	-	64	69	133	-
Floating rate	239,052	108,396	505	(111)	394	653
Indices	81,560,691	127,516,924	69,115	(25,293)	43,822	96,805
Securities	3,849,843	1,320,454	773,898	243,495	1,017,393	515,140
Other	731,317	2,157,864	8,305	3,322	11,627	17,097
Purchase commitments – short position	681,175,675	459,953,731	(1,089,674)	298,562	(791,112)	(875,165)
Foreign currency	10,260,501	22,929,450	(236,288)	41,889	(194,399)	(418,349)
Interbank market	572,762,025	268,124,091	(460,371)	135,515	(324,856)	(57,075)
Indices	96,204,957	167,516,543	(340,858)	119,762	(221,096)	(337,330)
Securities	1,752,495	1,174,784	(45,192)	1,187	(44,005)	(53,094)
Other	195,697	208,863	(6,965)	209	(6,756)	(9,317)
Commitments to sell – short position	460,807,136	706,638,431	(772,429)	(165,488)	(937,917)	(691,803)
Foreign currency	11,784,147	21,028,895	(525,128)	(133,810)	(658,938)	(359,277)
Interbank market	350,572,124	580,914,795	(98,975)	40,577	(58,398)	(84,680)
Fixed rate	1,568	-	(64)	(69)	(133)	(11,833)
Indices	95,982,615	103,295,414	(59,180)	20,059	(39,121)	(50,921)
Securities	2,249,901	1,261,592	(78,866)	(98,477)	(177,343)	(175,224)
Other	216,781	137,735	(10,216)	6,232	(3,984)	(9,868)
Forward contracts	14,852,331	2,494,759	1,103,600	12,994	1,116,594	507,102
Purchases receivable	332,298	883,956	223,487	(252)	223,235	886,544
Foreign currency	48,948	-	5,422	(696)	4,726	-
Fixed rate	162,478	179,089	162,388	88	162,476	181,800
Floating rate	53,576	704,867	53,734	-	53,734	704,744
Other	67,296	-	1,943	356	2,299	-
Purchases payable	7,263,225	-	(787,182)	20,460	(766,722)	(886,544)
Foreign currency	6,933,793	-	(553,156)	18,552	(534,604)	-
Interbank market	137,970	-	-	(1)	(1)	-
Fixed rate	-	-	(164,830)	(88)	(164,918)	(181,800)
Floating rate	-	-	(53,734)	-	(53,734)	(704,744)
Other	191,462	-	(15,462)	1,997	(13,465)	-
Sales receivable	7,145,949	1,610,803	2,122,632	(7,565)	2,115,067	1,611,183
Foreign currency	5,240,303	-	265,496	(5,378)	260,118	-
Interbank market	1,242	-	1,225	(1)	1,224	-
Fixed rate	166,514	628,617	166,527	87	166,614	641,552
Floating rate	266,948	462,838	267,030	-	267,030	462,529
Other	1,470,942	519,348	1,422,354	(2,273)	1,420,081	507,102
Sales deliverable	110,859	-	(455,337)	351	(454,986)	(1,104,081)
Foreign currency	54,704	-	(6,696)	435	(6,261)	-
Fixed rate	-	-	(164,085)	(87)	(164,172)	(641,552)
Floating rate	-	-	(267,030)	-	(267,030)	(462,529)
Other	56,155	-	(17,526)	3	(17,523)	-

	Memorandum account/ Notional amount		Balance sheet account receivable / (received) (payable)/ paid	Adjustments to market value (in results/ stockholders' equity)	Market value
	06/30/2011	06/30/2010	06/30/2011	06/30/2011	06/30/2011	06/30/2010
Credit derivatives	6,972,241	4,055,100	549,321	27,710	577,031	(136,245)
Asset position	4,001,819	923,119	661,336	12,607	673,943	35,456
Foreign currency	21,196	33,232	188	862	1,050	1,831
Fixed rate	3,763,707	849,134	661,069	11,783	672,852	32,149
Floating rate	-	-	-	(2,717)	(2,717)	-
Securities	216,916	19,397	79	2,679	2,758	1,053
Other	-	21,356	-	-	-	423
Liability position	2,970,422	3,131,981	(112,015)	15,103	(96,912)	(171,701)
Foreign currency	20,796	-	(179)	(827)	(1,006)	(1,762)
Interbank market	-	-	-	-	-	(2)
Fixed rate	2,721,192	3,050,355	(111,427)	18,282	(93,145)	(168,386)
Indices	-	1,914	-	-	-	-
Securities	228,434	29,712	(409)	(2,352)	(2,761)	(1,129)
Other	-	50,000	-	-	-	(422)
Forwards operations	21,033,076	13,623,705	(596,448)	(6,761)	(603,209)	(22,896)
Asset position	7,516,001	6,923,889	796,878	-	796,878	193,380
Foreign currency	6,412,011	6,050,795	212,410	-	212,410	171,699
Interbank market	15,102	-	292	-	292	-
Fixed rate	611,971	231,311	575,735	-	575,735	12,587
Floating rate	476,917	550,358	8,441	-	8,441	7,788
Indices	-	82,656	-	-	-	1,306
Other	-	8,769	-	-	-	-
Liability position	13,517,075	6,699,816	(1,393,326)	(6,761)	(1,400,087)	(216,276)
Foreign currency	13,250,493	6,110,406	(813,963)	-	(813,963)	(202,669)
Interbank market	10,561	7,207	(55)	-	(55)	(338)
Fixed rate	-	84,088	(576,057)	(6,761)	(582,818)	(4,880)
Floating rate	256,021	360,300	(3,251)	-	(3,251)	(3,903)
Indices	-	137,815	-	-	-	(4,486)
Swap with target flow	-	70,895	-	-	-	(403)
Asset position	-	48,375	-	-	-	40
Foreign currency	-	32,797	-	-	-	40
Interbank market	-	15,576	-	-	-	-
Fixed rate	-	2	-	-	-	-
Liability position	-	22,520	-	-	-	(443)
Foreign currency	-	2	-	-	-	-
Interbank market	-	15,715	-	-	-	(443)
Fixed rate	-	6,803	-	-	-	-
Target flow of Swap – Foreign currency	-	2,731,227	-	-	-	59,745
Asset position	-	2,082,687	-	-	-	175,101
Liability position	-	648,540	-	-	-	(115,356)
Other derivative financial instruments	3,512,344	12,971,098	235,558	(81,559)	153,999	278,708
Asset position	3,020,203	6,247,943	465,663	(45,268)	420,395	840,762
Foreign currency	273,201	3,154,009	185,233	10,806	196,039	306,797
Interbank market	-	173,431	-	-	-	1,306
Fixed rate	-	657,187	-	-	-	353,810
Floating rate	-	24,458	-	-	-	(1,304)
Other	2,747,002	2,238,858	280,430	(56,074)	224,356	180,153
Liability position	492,141	6,723,155	(230,105)	(36,291)	(266,396)	(562,054)
Foreign currency	391,618	5,940,081	(161,463)	(36,291)	(197,754)	(514,331)
Interbank market	-	646,038	-	-	-	(13,706)
Fixed rate	-	7,042	-	-	-	(1,558)
Other	100,523	129,994	(68,642)	-	(68,642)	(32,459)
		ASSETS	10,034,491	388,200	10,422,691	7,897,946
		LIABILITIES	(6,987,169)	99,728	(6,887,441)	(6,849,159)
		TOTAL	3,047,322	487,928	3,535,250	1,048,787
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	06/30/2011	06/30/2010
Futures	139,078,045	131,564,347	55,941,328	49,386,037	375,969,757	306,053,850
Swaps	4,136,332	15,021,277	11,035,144	42,157,637	72,350,390	61,471,501
Options	1,492,078,840	793,804,818	476,939,138	15,130,521	2,777,953,317	2,796,966,849
Forwards	2,045,722	6,588,379	4,517,695	1,700,535	14,852,331	2,494,759
Credit derivatives	84,299	1,124,508	566,147	5,197,287	6,972,241	4,055,100
Forwards	6,277,632	8,689,969	3,318,057	2,747,418	21,033,076	13,623,705
Swaps with target flow	-	-	-	-	-	21,883
Target flow of swap	-	-	-	-	-	2,731,227
Other	11,145	537,929	248,233	2,715,037	3,512,344	12,971,098

At June 30, 2011, ITAÚ UNIBANCO HOLDING FINANCEIRA did not have derivative operations in the swap with target flow and target forward.

II-	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2011										06/30/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	53,861	(41,753)	12,108	0.3	(7,502)	33,341	(7,883)	3,077	107	(9,032)	56,271
BM&F Bovespa	51,267	(31,848)	19,419	0.3	(8,277)	44,090	(8,725)	3,382	(2,019)	(9,032)	50,217
Financial institutions	-	(4,783)	(4,783)	-	-	(4,783)	-	-	-	-	6,054
Companies	2,594	(5,122)	(2,528)	-	775	(5,966)	842	(305)	2,126	-	-
Option premiums	2,547,143	127,984	2,675,127	25.7	756,552	455,214	319,367	431,743	73,541	638,710	1,704,998
BM&F Bovespa	1,655,191	(198,213)	1,456,978	14.0	680,612	322,905	277,954	170,663	4,844	-	797,836
Financial institutions	304,449	260,681	565,130	5.4	74,218	125,902	38,402	259,180	64,946	2,482	371,095
Companies	587,503	65,516	653,019	6.3	1,722	6,407	3,011	1,900	3,751	636,228	535,429
Individuals	-	-	-	-	-	-	-	-	-	-	638
Forwards	2,346,119	(7,817)	2,338,302	22.4	353,289	1,132,753	248,276	91,316	129,900	382,768	2,497,727
BM&F Bovespa	1,422,333	(1,758)	1,420,575	13.6	217,598	1,090,382	99,538	13,057	-	-	507,102
Financial institutions	116,903	(3,226)	113,677	1.1	96,368	711	1,666	14,932	-	-	969,275
Companies	806,883	(2,833)	804,050	7.7	39,323	41,660	147,072	63,327	129,900	382,768	1,021,350
Swaps – Adjustment receivable	3,163,491	342,447	3,505,938	33.6	277,652	369,809	545,288	447,638	621,785	1,243,766	2,394,211
BM&F Bovespa	253,154	32,308	285,462	2.7	20,816	2,207	39,917	46,531	36,664	139,327	308,148
Financial institutions	506,325	15,640	521,965	5.0	53,910	90,514	51,381	24,742	69,567	231,851	599,055
Companies	2,411,007	244,901	2,655,908	25.5	197,133	258,847	429,801	379,607	518,994	871,526	1,444,565
Individuals	(6,995)	49,598	42,603	0.4	5,793	18,241	24,189	(3,242)	(3,440)	1,062	42,443
Credit derivatives	661,336	12,607	673,943	6.4	71,949	182,478	126,414	194	623	292,285	35,456
Financial institutions	485,913	7,657	493,570	4.7	71,949	182,478	126,414	194	623	111,912	35,456
Companies	175,423	4,950	180,373	1.7	-	-	-	-	-	180,373	-
Forwards	796,878	-	796,878	7.6	43,253	616,901	52,830	52,347	8,768	22,779	193,380
Financial institutions	689,343	-	689,343	6.6	32,342	590,164	22,323	38,418	292	5,804	122,756
Companies	106,701	-	106,701	1.0	10,169	26,706	30,507	13,868	8,476	16,975	69,527
Individuals	834	-	834	-	742	31	-	61	-	-	1,097
Swaps with target flow - Companies	-	-	-	-	-	-	-	-	-	-	175,141
Swaps	-	-	-	-	-	-	-	-	-	-	40
Target flow of Swap – Companies	-	-	-	-	-	-	-	-	-	-	175,101
Other – Financial institutions	465,663	(45,268)	420,395	4.0	9	145,685	616	10,518	43,598	219,969	840,762
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	222
Financial institutions	465,663	(45,268)	420,395	4.0	9	145,685	616	10,518	43,598	219,969	716,822
Companies	-	-	-	-	-	-	-	-	-	-	123,230
Individuals	-	-	-	-	-	-	-	-	-	-	488
Total	10,034,491	388,200	10,422,691	100.0	1,495,202	2,936,181	1,284,908	1,036,833	878,322	2,791,245	7,897,946
% per maturity term					14.3%	28.2%	12.3%	9.9%	8.4%	26.8%
Total at June 30, 2010	7,979,834	(81,888)	7,897,946	100.0	1,735,512	1,135,859	831,264	829,532	1,052,112	2,313,667
% per maturity term					22.0%	14.4%	10.5%	10.5%	13.3%	29.3%

	06/30/2011										06/30/2010
	Cost	Adjustment to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Option premiums	(1,862,103)	133,074	(1,729,029)	25.1	(364,573)	(580,057)	(241,904)	(322,882)	(201,808)	(17,805)	(1,566,968)
BM&F Bovespa	(1,523,728)	221,307	(1,302,421)	18.9	(335,012)	(537,044)	(178,693)	(110,526)	(141,146)	-	(855,702)
Financial institutions	(311,858)	(88,194)	(400,052)	5.8	(27,795)	(41,396)	(60,323)	(200,477)	(54,060)	(16,001)	(560,901)
Companies	(26,517)	(39)	(26,556)	0.4	(1,766)	(1,617)	(2,888)	(11,879)	(6,602)	(1,804)	(149,603)
Individuals	-	-	-	-	-	-	-	-	-	-	(762)
Forwards	(1,242,519)	20,811	(1,221,708)	17.7	(109,370)	(104,807)	(240,079)	(178,756)	(195,409)	(393,287)	(1,990,625)
BM&F Bovespa	-	(1)	(1)	-	-	-	-	(1)	-	-	-
Financial institutions	(68,142)	(910)	(69,052)	1.0	(49,028)	(1,390)	(1,806)	(12,936)	(3,535)	(357)	(969,275)
Companies	(1,174,049)	21,776	(1,152,273)	16.7	(60,342)	(103,035)	(238,273)	(165,819)	(191,874)	(392,930)	(1,021,350)
Individuals	(328)	(54)	(382)	-	-	(382)	-	-	-	-	-
Swaps - difference payable	(2,147,101)	(26,208)	(2,173,309)	31.6	(107,912)	(75,740)	(501,816)	(183,346)	(519,591)	(784,904)	(2,225,736)
BM&F Bovespa	(446,012)	56,671	(389,341)	5.7	(8,125)	(4,512)	(57,884)	(41,169)	(124,638)	(153,013)	(428,288)
Financial institutions	(314,173)	(55,897)	(370,070)	5.4	(44,368)	(5,853)	(26,588)	(11,933)	(71,458)	(209,870)	(784,399)
Companies	(1,369,047)	(24,456)	(1,393,503)	20.2	(55,096)	(63,876)	(413,046)	(120,429)	(319,325)	(421,731)	(991,037)
Individuals	(17,869)	(2,526)	(20,395)	0.3	(323)	(1,499)	(4,298)	(9,815)	(4,170)	(290)	(22,012)
Credit derivatives	(112,015)	15,103	(96,912)	1.4	(5,663)	(3,329)	(795)	(421)	(1,960)	(84,744)	(171,701)
Financial institutions	(112,015)	15,103	(96,912)	1.4	(5,663)	(3,329)	(795)	(421)	(1,960)	(84,744)	(171,689)
Companies	-	-	-	-	-	-	-	-	-	-	(12)
Forwards	(1,393,326)	(6,761)	(1,400,087)	20.3	(72,990)	(774,769)	(161,530)	(171,960)	(114,010)	(104,828)	(216,276)
Financial institutions	(1,289,307)	(6,761)	(1,296,068)	18.8	(69,181)	(699,516)	(154,041)	(159,568)	(108,934)	(104,828)	(126,068)
Companies	(104,013)	-	(104,013)	1.5	(3,809)	(75,251)	(7,489)	(12,388)	(5,076)	-	(89,631)
Individuals	(6)	-	(6)	-	-	(2)	-	(4)	-	-	(577)
Swaps with target flow	-	-	-	-	-	-	-	-	-	-	(115,799)
Swaps	-	-	-	-	-	-	-	-	-	-	(443)
Companies	-	-	-	-	-	-	-	-	-	-	(443)
Target flow of swap - foreign currency	-	-	-	-	-	-	-	-	-	-	(115,356)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(1,516)
Companies	-	-	-	-	-	-	-	-	-	-	(113,840)
Other	(230,105)	(36,291)	(266,396)	3.9	(921)	(82,130)	(7,189)	(850)	(44,991)	(130,315)	(562,054)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(270)
Financial institutions	(230,105)	(36,291)	(266,396)	3.9	(921)	(82,130)	(7,189)	(850)	(44,991)	(130,315)	(215,378)
Companies	-	-	-	-	-	-	-	-	-	-	(345,254)
Individuals	-	-	-	-	-	-	-	-	-	-	(1,152)
Total	(6,987,169)	99,728	(6,887,441)	100.0	(661,429)	(1,620,832)	(1,153,313)	(858,215)	(1,077,769)	(1,515,883)	(6,849,159)
% per maturity term					9.6%	23.5%	16.7%	12.5%	15.6%	22.0%
Total at June 30, 2010	(6,837,510)	(11,649)	(6,849,159)	100.0	(1,474,927)	(411,015)	(1,018,982)	(1,181,778)	(923,307)	(1,839,150)
% per maturity term					21.5%	6.0%	14.9%	17.3%	13.5%	26.8%

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2011
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	348,988,478	15,038,141	2,746,227,292	1,585,289	-	-	-	-	-
Over-the-counter market	26,981,279	57,312,249	31,726,025	13,267,042	6,972,241	21,033,076	-	-	3,512,344
Financial institutions	3,423,682	11,778,511	25,210,515	1,446,028	6,194,423	17,293,947	-	-	3,512,344
Companies	23,557,597	42,770,478	6,515,510	11,807,892	777,818	3,699,521	-	-	-
Individuals	-	2,763,260	-	13,122	-	39,608	-	-	-
Total	375,969,757	72,350,390	2,777,953,317	14,852,331	6,972,241	21,033,076	-	-	3,512,344
Total – 06/30/2010	306,053,850	61,524,201	2,796,966,849	2,494,759	4,055,100	13,623,705	21,883	2,731,227	12,971,098

IV -	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	06/30/2011	06/30/2010
Transferred	(4,001,819)	(847,626)
Credit swaps whose underlying assets are:
Securities	(3,348,031)	(845,712)
Total return rate swaps whose underlying assets are:
Securities	(653,788)	(1,914)
Received	2,970,422	3,207,474
Credit swaps whose underlying assets are:
Securities	2,962,880	3,205,673
Total return rate swaps whose underlying assets are:
Securities	7,542	1,801
Total	(1,031,397)	2,359,848

During the period, there was no occurrence of credit event related to those set forth in agreements.
According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 174,587 at June 30, 2011 (R$ 173,734 at June 30, 2010).

V -	Accounting hedge

a)
The purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at June 30, 2011 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2011 and 2017 in the amount of R$ 44,709,254 (R$ 22,445,674 at June 30, 2010). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at June 30, 2011 ITAÚ UNIBANCO HOLDING negotiated Swap contracts with maturity in 2015 in the amount of R$ 613,625 (R$ 708,119 at June 30, 2010). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ 19,449 (R$ (53,183) at June 30, 2010), of which R$ (31,173 (R$ (37,681) at June 30, 2010) refers to CDB and R$ (11,724) (R$ (15,502) at June 30,) refers to Redeemable Preferred shares. The hedged items total R$ 45,643,500 (R$ 23,153,793 at June 30, 2010), of which R$ 45,029,926 (R$ 22,445,674 at June 30, 2010) are CDB with maturities between 2011 and 2017 and R$ 613,625 (R$ 708,119 at June 30, 2010) are SWAPS of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 651,122 (R$ 168,980 at June 30, 2010).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

With the purpose of extending liabilities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the Hedge operations of Subordinated CDBs by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), giving rise to an effect in result (income) of R$ 3,210.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 47,890 (R$ 302,414 at June 30, 2010) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 06/30/2011	01/01 to 06/30/2010
Swap	915,109	(247,244)
Forwards	82,389	9,042
Futures	643,717	123,301
Options	326,342	71,689
Credit derivatives	59,366	7,438
Other	(1,066,293)	190,699
Foreign exchange variation on investments abroad	(1,215,313)	264,810
Total	(254,683)	419,735

i)	Changes in adjustment to market value for the period

	01/01 to 06/30/2011	01/01 to 06/30/2010
Opening balance	1,408,206	608,422
Adjustments with impact on:
Results	(442,559)	(270,729)
Trading securities	(199,620)	(184,432)
Derivative financial instruments	(242,939)	(86,297)
STOCKHOLDERS’ EQUITY	4,036	178,947
Available-for-sale	(82,145)	121,832
Accounting Hedge – Derivative Financial Instruments	86,181	57,115
Futures	87,180	78,212
Swap	(999)	(21,097)

Closing balance	969,683	516,640
Adjustment to market value	969,683	516,640
Trading securities	52,725	140,562
Available-for-sale securities	372,711	537,692
Derivative financial instruments	544,247	(161,614)
Trading securities	509,110	(65,530)
Accounting hedge	35,137	(96,084)
Futures	56,319	(68,077)
Swap	(21,182)	(28,007)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	06/30/2011	06/30/2010
Adjustment of available-for-sale securities – stockholders’ equity	372,711	537,692
Adjustment to held-to-maturity securities (*)	576,908	556,469
Total unrealized gain	949,619	1,094,161

(*) Includes the amount of R$ 11,215 (R$ 14,358 at June 30, 2010) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464, of June 26, 2007, and Circular No. 3,354, of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, included all transactions with derivatives, are separated in trading and banking portfolios. The market risk is measured according to this separation.

The sensitivity analyses shown in this report do not consider the response capacity of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of being traded or to provide hedge to the other financial instruments of this portfolio, which do not subject to trading restrictions. These are transactions aimed at obtaining benefits from price movements, actual or expected in the short term or conduction of arbitrage.
Amount in R$ (000)
Trading portfolio	Exposures	06/30/2011 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rates in reais	(553)	(13,747)	(27,335)
Foreign exchange coupons	Rates of foreign currency coupon	227	(5,632)	(11,162)
Foreign currency	Exchange variation	(8,203)	(205,074)	(410,148)
Price indices	Rates of inflation coupon	(538)	(13,293)	(26,302)
Reference rate	Rate of TR coupon	365	(9,206)	(18,588)
Shares	Share price	1,244	(31,090)	(62,180)
	Total without correlation	(7,458)	(278,042)	(555,715)
	Total with correlation	(5,237)	(195,255)	(390,251)

(*) Amounts net of tax effects

The banking portfolio comprises transactions that do not fit into the trading portfolio. It consists of transactions held with the intention of being traded in the short-term, and their respective hedges, as well as transactions intended for the active management of financial risks, which may or may not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

Amount in R$ (000)
Trading and Banking portfolio	Exposures	06/30/2011 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rates in reais	(4,727)	(117,800)	(234,845)
Foreign exchange coupons	Rates of foreign currency coupon	(859)	(21,204)	(41,862)
Foreign currency	Exchange variation	(2,224)	(55,596)	(111,192)
Price indices	Rates of inflation coupon	(542)	(13,536)	(27,055)
Reference rate	Rate of TR coupon	(2,304)	(56,117)	(109,216)
Shares	Share price	2,102	(52,555)	(105,110)
	Total without correlation	(8,553)	(316,808)	(629,280)
	Total with correlation	(6,007)	(222,478)	(441,912)

(*) Amounts net of tax effects

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at 25%, both up and down, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50%, both up and down, considering the largest resulting losses per risk factor;

All derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2011										06/30/2010
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	83,292,211	97,250,213	23,815,406	13,592,973	12,493,890	2,674,890	2,211,199	1,738,901	7,674,293	244,743,976	186,174,407
Loans and discounted trade receivables	39,419,953	44,181,851	14,137,203	11,365,468	11,164,783	2,078,391	1,884,149	1,531,221	6,927,900	132,690,919	108,878,536
Financing	34,611,676	39,097,068	8,615,454	1,929,384	953,127	425,185	301,909	192,915	636,833	86,763,551	59,213,492
Farming and agribusiness financing	4,471,567	433,999	235,182	26,936	207,753	135,114	3,400	284	35,625	5,549,860	5,014,618
Real estate financing	4,789,015	13,537,295	827,567	271,185	168,227	36,200	21,741	14,481	73,935	19,739,646	13,067,761

Lease operations	4,120,154	20,111,830	3,245,052	1,851,041	1,202,229	374,377	367,674	321,977	944,905	32,539,239	42,863,916
Credit card operations	-	28,412,212	1,344,260	1,387,633	862,147	450,028	434,028	434,261	2,615,586	35,940,155	29,060,983
Advance on exchange contracts (1)	2,412,352	643,604	179,726	28,925	30,512	950	4,948	506	11,617	3,313,140	3,233,029
Other sundry receivables (2)	7,364	39,839	13,062	27,846	4,411	2,970	305,092	1,255	25,260	427,099	324,196
Total operations with credit granting characteristics	89,832,081	146,457,698	28,597,506	16,888,418	14,593,189	3,503,215	3,322,941	2,496,900	11,271,661	316,963,609	261,656,531

Endorsements and sureties (3)										43,143,815	32,693,668
Total with endorsements and sureties	89,832,081	146,457,698	28,597,506	16,888,418	14,593,189	3,503,215	3,322,941	2,496,900	11,271,661	360,107,424	294,350,199

Total - 06/30/2010	40,714,825	125,416,425	51,659,684	15,005,028	10,216,886	4,068,517	2,682,719	1,837,698	10,054,749	261,656,531

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II - By maturity and risk level

	06/30/2011										06/30/2010
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,307,774	2,536,065	2,199,980	1,318,463	1,110,566	896,942	3,214,736	14,584,526	11,871,944
01 to 30	-	-	155,958	116,839	122,906	60,006	54,478	56,070	207,697	773,954	758,879
31 to 60	-	-	126,776	98,987	97,351	52,809	49,483	42,258	176,083	643,747	645,904
61 to 90	-	-	124,316	110,225	91,305	49,533	48,003	41,148	170,235	634,765	596,905
91 to 180	-	-	353,809	297,533	274,186	149,260	138,893	116,810	486,456	1,816,947	1,530,470
181 to 365	-	-	661,647	515,062	470,486	259,975	245,503	200,508	774,725	3,127,906	2,577,030
Over 365	-	-	1,885,268	1,397,419	1,143,746	746,880	574,206	440,148	1,399,540	7,587,207	5,762,756

Overdue installments	-	-	744,765	799,960	1,267,966	915,436	1,041,870	1,073,466	5,986,787	11,830,250	10,693,952
01 to 14	-	-	26,760	57,882	53,413	30,539	24,890	21,127	86,038	300,649	234,150
15 to 30	-	-	670,319	134,298	245,051	76,392	53,134	46,344	154,864	1,380,402	1,188,727
31 to 60	-	-	47,686	571,084	307,784	158,249	113,443	89,687	285,434	1,573,367	1,288,305
61 to 90	-	-	-	26,845	623,600	159,198	178,354	116,478	311,467	1,415,942	1,179,005
91 to 180	-	-	-	9,851	38,118	467,457	629,003	758,954	1,469,164	3,372,547	3,059,675
181 to 365	-	-	-	-	-	23,601	43,046	40,876	3,457,810	3,565,333	3,551,809
Over 365	-	-	-	-	-	-	-	-	222,010	222,010	192,281
SUBTOTAL	-	-	4,052,539	3,336,025	3,467,946	2,233,899	2,152,436	1,970,408	9,201,523	26,414,776	22,565,896
SPECIFIC ALLOWANCE	-	-	(40,525)	(100,081)	(346,795)	(670,170)	(1,076,218)	(1,379,285)	(9,201,523)	(12,814,597)	(11,553,766)
SUBTOTAL - 06/30/2010	-	-	3,235,887	2,763,842	2,729,215	1,803,792	1,886,541	1,551,531	8,595,088	22,565,896
	NON-OVERDUE OPERATIONS

Falling due installments	89,629,808	145,539,919	24,420,996	13,424,481	10,877,200	1,236,009	1,151,435	515,567	2,023,151	288,818,566	237,436,810
01 to 30	8,856,314	22,666,767	3,814,338	3,551,682	3,287,780	166,917	139,632	83,292	563,662	43,130,384	39,926,451
31 to 60	7,447,257	12,471,453	2,302,526	1,516,710	945,594	67,331	61,239	29,294	225,910	25,067,314	20,229,230
61 to 90	5,435,173	8,791,433	2,033,505	1,489,567	739,912	53,745	24,129	18,305	112,386	18,698,155	15,368,284
91 to 180	12,218,908	15,522,715	2,816,983	1,536,491	1,212,116	138,752	76,366	46,796	230,838	33,799,965	28,324,330
181 to 365	13,054,110	20,196,803	3,919,873	1,870,370	1,624,725	155,707	408,167	77,942	244,086	41,551,783	34,967,741
Over 365	42,618,046	65,890,748	9,533,771	3,459,661	3,067,073	653,557	441,902	259,938	646,269	126,570,965	98,620,774

Overdue up to 14 days	202,273	917,779	123,971	127,912	248,043	33,307	19,070	10,925	46,987	1,730,267	1,653,825
SUBTOTAL	89,832,081	146,457,698	24,544,967	13,552,393	11,125,243	1,269,316	1,170,505	526,492	2,070,138	290,548,833	239,090,635
GENERIC ALLOWANCE	-	(732,288)	(245,450)	(406,572)	(1,112,524)	(380,795)	(585,252)	(368,544)	(2,070,138)	(5,901,563)	(4,964,810)
SUBTOTAL - 06/30/2010	40,714,825	125,416,425	48,423,797	12,241,186	7,487,671	2,264,725	796,178	286,167	1,459,661	239,090,635
GRAND TOTAL	89,832,081	146,457,698	28,597,506	16,888,418	14,593,189	3,503,215	3,322,941	2,496,900	11,271,661	316,963,609	261,656,531
EXISTING ALLOWANCE	-	(732,288)	(285,975)	(534,521)	(4,376,497)	(1,751,258)	(2,325,726)	(2,496,649)	(11,271,661)	(23,774,575)	(22,622,576)
Required allowance (3)	-	(732,288)	(285,975)	(506,653)	(1,459,319)	(1,050,965)	(1,661,470)	(1,747,829)	(11,271,661)	(18,716,160)	(16,518,576)
Additional allowance (4)	-	-	-	(27,868)	(2,917,178)	(700,293)	(664,256)	(748,820)	-	(5,058,415)	(6,104,000)
GRAND TOTAL 06/30/2010	40,714,825	125,416,425	51,659,684	15,005,028	10,216,886	4,068,517	2,682,719	1,837,698	10,054,749	261,656,531
EXISTING ALLOWANCE	-	(711,149)	(1,544,626)	(1,499,003)	(3,064,045)	(2,033,853)	(1,877,636)	(1,837,515)	(10,054,749)	(22,622,576)
Required allowance (3)	-	(627,082)	(516,598)	(450,152)	(1,021,690)	(1,220,556)	(1,341,360)	(1,286,389)	(10,054,749)	(16,518,576)
Additional allowance (4)	-	(84,067)	(1,028,028)	(1,048,851)	(2,042,355)	(813,297)	(536,276)	(551,126)	-	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 17,374,356 (R$ 14,544,629 at 06/30/2010);
(3)
The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN's request, it is classified into risk level to show the additional amounts found calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

III – By business sector

	06/30/2011%		06/30/2010%
PUBLIC SECTOR	1,590,205	0.5	1,468,633	0.6
Generation, transmission and distribution of electric energy	532,643	0.2	684,121	0.3
Chemical and petrochemical	239,607	0.1	299,110	0.1
Other	817,955	0.3	485,402	0.2
PRIVATE SECTOR	315,373,404	99.5	260,187,898	99.4
COMPANIES	172,474,531	54.4	142,170,847	54.3
INDUSTRY AND COMMERCE	92,313,724	29.1	73,372,118	28.0
Food and beverage	15,150,956	4.8	11,371,099	4.3
Autoparts and accessories	4,776,266	1.5	3,019,835	1.2
Agribusiness capital assets	972,988	0.3	762,308	0.3
Industrial capital assets	5,657,693	1.8	4,460,083	1.7
Pulp and paper	2,206,401	0.7	1,990,226	0.8
Distribution of fuels	2,031,825	0.6	1,723,580	0.7
Electrical and electronic	6,973,660	2.2	5,926,531	2.3
Pharmaceuticals	2,551,971	0.8	1,698,810	0.6
Fertilizers, insecticides and crop protection	1,406,900	0.4	1,217,642	0.5
Tobacco	442,158	0.1	545,447	0.2
Import and export	2,402,836	0.8	1,670,363	0.6
Hospital care materials and equipment	1,006,673	0.3	846,848	0.3
Construction material	4,547,933	1.4	3,905,449	1.5
Steel and metallurgy	6,929,562	2.2	5,883,541	2.2
Wood and furniture	2,842,774	0.9	2,418,054	0.9
Chemical and petrochemical	5,838,076	1.8	5,661,127	2.2
Supermarkets	1,270,814	0.4	970,454	0.4
Light and heavy vehicles	6,785,598	2.1	5,466,366	2.1
Clothing	8,513,980	2.7	6,203,257	2.4
Other - Commerce	5,204,544	1.6	4,433,316	1.7
Other - Industry	4,800,116	1.5	3,197,782	1.2
SERVICES	63,315,471	20.0	54,248,546	20.7
Heavy construction (constructors)	3,530,706	1.1	3,225,372	1.2
Financial	4,992,126	1.6	5,865,707	2.2
Generation, transmission and distribution of electric energy	4,927,225	1.6	5,474,449	2.1
Holding company	2,906,897	0.9	2,636,451	1.0
Real estate agents	10,364,269	3.3	8,208,250	3.1
Media	2,800,734	0.9	2,348,263	0.9
Service companies	4,834,122	1.5	3,778,273	1.4
Health care	1,662,220	0.5	1,505,013	0.6
Telecommunications	1,037,181	0.3	990,272	0.4
Transportation	13,646,940	4.3	11,009,075	4.2
Other services	12,613,051	4.0	9,207,421	3.5
PRIMARY SECTOR	13,946,431	4.4	12,795,737	4.9
Agribusiness	12,230,139	3.9	10,963,970	4.2
Mining	1,716,292	0.5	1,831,767	0.7
Other Companies	2,898,905	0.9	1,754,446	0.7
INDIVIDUALS	142,898,873	45.0	118,017,051	45.1
Credit cards	35,405,232	11.2	28,841,919	11.0
Consumer loans/overdraft	33,610,209	10.6	25,469,188	9.7
Real estate financing	13,742,350	4.3	8,613,138	3.3
Vehicles	60,141,082	19.0	55,092,806	21.1

GRAND TOTAL	316,963,609	100.0	261,656,531	100.0

b) Credit concentration

Loan, lease and other credit operations (*)	06/30/2011		06/30/2010
	Risk	% of Total	Risk	% of Total
Largest debtor	2,356,061	0.7	2,304,976	0.8
10 largest debtors	18,474,353	5.1	15,677,359	5.3
20 largest debtors	30,797,931	8.6	25,389,296	8.6
50 largest debtors	51,178,478	14.2	42,482,117	14.3
100 largest debtors	67,945,807	18.9	57,425,095	19.4

Loan, lease and other credit operations and securities of companies and financial institutions (*)	06/30/2011		06/30/2010
	Risk	% of Total	Risk	% of Total
Largest debtor	4,825,640	1.2	5,064,341	1.5
10 largest debtors	28,509,271	7.1	25,854,835	7.8
20 largest debtors	46,537,738	11.6	39,856,746	12.0
50 largest debtors	74,105,201	18.4	61,906,226	18.7
100 largest debtors	96,164,675	23.9	80,550,266	24.3

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 06/30/2011	01/01 to 06/30/2010
Opening balance	(22,018,217)	(23,702,735)
Net increase for the period	(9,487,170)	(7,764,528)
Required by Resolution No. 2,682/99	(8,960,150)	(7,764,528)
Additional (3)	(527,020)	-
Write-Off	7,730,812	8,844,687
Closing balance	(23,774,575)	(22,622,576)
Required by Resolution No. 2,682/99	(18,716,160)	(16,518,576)
Specific allowance (1)	(12,814,597)	(11,553,766)
Generic allowance (2)	(5,901,563)	(4,964,810)
Additional allowance (3)	(5,058,415)	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
As from the first half of 2011, it refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology, adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

In 2010, the need for additional allowance for loan losses was reduced in view of the new Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

At June 30, 2011, the balance of the allowance in relation to the loan portfolio is equivalent to 7.5% (8.6% at 06/30/2010).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 06/30/2011	01/01 to 06/30/2010
Expenses for allowance for loan losses	(9,487,170)	(7,764,528)
Income from recovery of credits written off as loss	2,599,605	1,784,625
Result of loan losses	(6,887,565)	(5,979,903)

II- Renegotiated credits

	06/30/2011	06/30/2010
Renegotiated credits	11,997,248	8,644,464
Allowance for loan losses	(4,616,560)	(4,273,173)
(%)	38.5	49.4

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2011					01/01 to 06/30/2011
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	394	13,689	103,813	21,856	139,752	(7,155)
Liabilities - restricted operations on assets
Foreign borrowings through securities	394	13,689	103,813	21,856	139,752	7,168
Net revenue from restricted operations						13

At June 30, 2011, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 31,665, composed exclusively of loan operations and receivables assigned with joint obligation.

g)	Credit assignment

In the first half of 2011, credits were assigned without joint obligation, supported by the provisions of CMN Resolution No. 2,836, of May 30, 2001; those related Loan Portfolio with Related Parties amounted to R$ 63,714, without effect on consolidated income; and those with Non-Related Parties amounted to R$ 1,437,960, with an effect of (R$ 78) in income.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	06/30/2011	06/30/2010
ASSETS – OTHER RECEIVABLES	24,869,496	18,237,735
Exchange purchase pending settlement – foreign currency	14,826,053	11,514,878
Bills of exchange and term documents – foreign currency	41	42
Exchange sale rights – local currency	10,489,907	7,167,949
(Advances received) – local currency	(446,505)	(445,134)
LIABILITIES – OTHER LIABILITIES (Note 2a)	25,458,427	18,792,956
Exchange sales pending settlement – foreign currency	10,318,969	7,063,187
Liabilities from purchase of foreign currency – local currency	15,135,534	11,724,703
Other	3,924	5,066
MEMORANDUM ACCOUNTS	467,841	691,786
Outstanding import credits – foreign currency	451,342	678,920
Confirmed export credits – foreign currency	16,499	12,866

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	06/30/2011						06/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	108,032,811	26,323,478	12,528,807	62,029,119	208,914,215	39.4	189,670,659	43.8
Deposits received under securities repurchase agreements	86,818,606	9,859,041	12,373,770	88,812,400	197,863,817	37.3	157,279,165	36.3
Funds from acceptances and issuance of securities	3,514,762	10,153,821	3,628,477	14,999,696	32,296,756	6.1	18,886,592	4.4
Borrowings and onlending	2,818,274	12,462,965	11,445,198	26,220,511	52,946,948	10.0	38,005,193	8.8
Subordinated debt (*)	61,252	891,123	8,201,188	28,673,229	37,826,792	7.1	28,966,446	6.7
TOTAL	201,245,705	59,690,428	48,177,440	220,734,955	529,848,528		432,808,055
% per maturity term	38.0	11.3	9.1	41.7
TOTAL - 06/30/2010	166,951,830	38,893,438	37,805,722	189,157,065	432,808,055
% per maturity term	38.6	9.0	8.7	43.7

(*) Includes R$ 616,299 (R$ 711,167 at June 30, 2010) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	06/30/2011						06/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	24,463,040	-	-	-	24,463,040	11.7	25,286,290	13.3
Savings accounts	60,008,457	-	-	-	60,008,457	28.7	51,851,801	27.3
Interbank	905,040	1,344,689	228,474	323,987	2,802,190	1.3	2,271,563	1.2
Time deposits	22,656,274	24,978,789	12,300,333	61,705,132	121,640,528	58.2	109,143,418	57.5
Other deposits	-	-	-	-	-	0.0	1,117,587	0.6
TOTAL	108,032,811	26,323,478	12,528,807	62,029,119	208,914,215		189,670,659
% per maturity term	51.7	12.6	6.0	29.7
TOTAL - 06/30/2010	98,325,633	13,941,734	11,853,639	65,549,653	189,670,659
% per maturity term	51.8	7.4	6.2	34.6

In ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$ 4,012,223 (R$ 3,177,246 at June 30, 2010) with maturity over 365 days.

c) Deposits received under securities repurchase agreements

	06/30/2011						06/30/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	45,054,313	9,356,827	12,267,461	77,181,975	143,860,576	72.7	101,005,215	64.2
Government securities	35,537,737	357,981	25,759	14,101	35,935,578	18.2	14,456,077	9.2
Private securities	-	-	-	-	-	0.0	105,641	0.1
Own issue	4,993,682	8,529,579	12,034,669	76,621,936	102,179,866	51.6	82,625,370	52.5
Foreign	4,522,894	469,267	207,033	545,938	5,745,132	2.9	3,818,127	2.4
Third-party portfolio	37,614,293	10,830	-	-	37,625,123	19.0	42,456,638	27.0
Free portfolio	4,150,000	491,384	106,309	11,630,425	16,378,118	8.3	13,817,312	8.8
TOTAL	86,818,606	9,859,041	12,373,770	88,812,400	197,863,817		157,279,165
% per maturity term	43.9	5.0	6.3	44.8
TOTAL - 06/30/2010	63,663,385	11,702,544	16,760,302	65,152,934	157,279,165
% per maturity term	40.5	7.4	10.7	41.4

d) Funds from acceptance and issuance of securities

	06/30/2011						06/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
FUNDS FROM BILLS:	1,726,718	8,061,206	1,627,291	8,103,847	19,519,062	60.4	9,954,763	52.7
of real estate loans	1,489,338	7,830,971	723,858	1,305,889	11,350,056	35.1	5,895,352	31.2
Financial	-	-	566,328	5,088,981	5,655,309	17.5	515,472	2.8
Bill of credit related to agribusiness	228,798	219,530	320,318	1,492,536	2,261,182	7.0	3,081,868	16.3
Mortgage notes	8,582	10,705	16,787	216,441	252,515	0.8	462,071	2.4
DEBENTURES	-	28,764	-	1,012,948	1,041,712	3.2	2,630,863	13.9
FOREIGN BORROWINGS AND SECURITIES	1,788,044	2,063,851	2,001,186	5,882,901	11,735,982	36.3	6,300,966	33.4
Trade Related – issued abroad - Structure Note Issued	62,229	436,717	637,168	1,115,166	2,251,280	7.0	755,933	4.0
Non-Trade Related – Issued abroad	1,725,815	1,627,134	1,364,018	4,767,735	9,484,702	29.4	5,545,033	29.4
Brazil Risk Note Programme	29,122	350,818	224,391	2,519,560	3,123,891	9.7	2,591,714	13.7
Euro Certificates of Deposits	1,210,577	1,171,026	640,330	24,686	3,046,619	9.4	368,959	2.0
Euro Medium Term Note Programme	462,796	31,564	390,677	254,612	1,139,649	3.5	523,769	2.8
Structure Note Issued	10,922	4,403	2,305	1,074,051	1,091,681	3.4	-	-
Eurobonds	6,327	17,250	60	751,885	775,522	2.4	560,035	3.0
Fixed Rate Notes	5,761	51,268	36,762	127,529	221,320	0.7	1,097,458	5.8
Medium Term Note	310	805	69,493	15,412	86,020	0.3	155,512	0.8
Other	-	-	-	-	-	-	247,586	1.3
TOTAL	3,514,762	10,153,821	3,628,477	14,999,696	32,296,756		18,886,592
% per maturity term	10.9	31.4	11.2	46.5
TOTAL - 06/30/2010	2,845,345	6,500,654	1,987,014	7,553,580	18,886,592
% per maturity term	15.1	34.4	10.5	40.0
ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity from 31 to 180 days amounting to R$ 5,542  and with maturity over 365 days amounting to R$ 500,000, totaling R$ 505,542.

e)       Borrowings and onlending

	06/30/2011						06/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	2,058,089	6,841,925	7,239,987	2,529,933	18,669,934	35.3	13,255,830	34.9
Domestic	457,126	168,707	2,098,599	6,560	2,730,992	5.2	1,338,396	3.5
Foreign (*)	1,600,963	6,673,218	5,141,388	2,523,373	15,938,942	30.1	11,917,434	31.4
ONLENDING	760,185	5,621,040	4,205,211	23,690,578	34,277,014	64.7	24,749,363	65.1
Domestic – official institutions	760,185	5,616,639	4,200,898	23,203,965	33,781,687	63.8	24,470,495	64.4
BNDES	234,858	1,196,999	1,305,274	6,916,283	9,653,414	18.2	9,732,667	25.6
FINAME	517,101	4,360,975	2,801,853	16,076,326	23,756,255	44.9	14,394,086	37.9
Other	8,226	58,665	93,771	211,356	372,018	0.7	343,742	0.9
Foreign	-	4,401	4,313	486,613	495,327	0.9	278,868	0.7
TOTAL	2,818,274	12,462,965	11,445,198	26,220,511	52,946,948		38,005,193
% per maturity term	5.3	23.5	21.6	49.5
TOTAL - 06/30/2010	2,103,971	6,697,893	7,202,098	22,001,231	38,005,193
% per maturity term	5.5	17.6	19.0	57.9

(*)       Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	06/30/2011						06/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	8,198,392	14,997,446	23,195,838	61.3	24,482,092	84.5
Financial Treasury Bills	-	-	-	7,769,867	7,769,867	20.5	-	-
Euronotes	49,557	885,812	-	4,273,498	5,208,867	13.8	2,760,367	9.4
Bonds	-	2,861	2,796	269,789	275,446	0.7	132,301	0.5
Eurobonds	11,695	-	-	780,550	792,245	2.1	914,246	3.2
(-) Transaction costs incurred (Note 4b)	-	(224)	-	(31,546)	(31,770)	(0.1)	(33,727)	(0.1)
TOTAL OTHER LIABILITIES	61,252	888,449	8,201,188	28,059,604	37,210,493		28,255,279
Redeemable preferred shares	-	2,674	-	613,625	616,299	1.6	711,167	2.5
GRAND TOTAL	61,252	891,123	8,201,188	28,673,229	37,826,792		28,966,446
% per maturity term	0.2	2.4	21.7	75.8
TOTAL - 06/30/2010	13,496	50,613	2,670	28,899,667	28,966,446
% per maturity term	-	0.2	-	99.8

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103.5% of CDI	3,913,184
Subordinated CDB	May 2007	May 2012	104% of CDI	1,301,065
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	160,850
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130,000
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	400,000
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	2,410
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	153,430
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	998,853
Subordinated CDB	1st quarter 2008	1st quarter 2013	CDI + 0.60%	633,742
Subordinated CDB	2nd quarter 2008	2nd quarter 2013	106% of CDI	29,000
Subordinated CDB	2nd quarter 2008	2nd quarter 2013	107% of CDI	19,401
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB	January 2010	November 2015	113% of CDI	50,000
Subordinated bonds	December 2005	December 2015	1.42%	193,834
Subordinated CDB	3rd quarter 2008	3rd quarter 2015	119.8% of CDI	400,000
Subordinated CDB	January 2010	January 2016	114% of CDI	500,000
Subordinated CDB	1st quarter 2010	1st quarter 2016	110% of CDI	82,880
Subordinated CDB	1st quarter 2010	1st quarter 2016	111% of CDI	33,400
Subordinated CDB	1st quarter 2010	1st quarter 2016	113% of CDI	2,102,988
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122,500
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	364,700
Subordinated financial bills	August 2010	August 2016	112% of CDI	500
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	300
Subordinated financial bills	September 2010	September 2016	112.5% of CDI	15,600
Subordinated financial bills	October 2010	October 2016	112% of CDI	50,000
Subordinated financial bills	3rd quarter 2010	3rd quarter 2015	112% of CDI	1,857,900
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	465,835
Subordinated financial bills	December 2010	December 2016	100% of IPCA + 7.00%	30,000
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	366,830
Subordinated financial bills	March 2011	March 2017	112% of CDI	1,145,000
Subordinated financial bills	March 2011	March 2017	100% of CDI + 1.52%	856,000
Subordinated financial bills	March 2011	March 2017	100% of CDI + 1.45%	186,000
Subordinated financial bills	March 2011	March 2017	100% of CDI + 1.52%	352,000
Subordinated financial bills	March 2011	March 2017	100% of IPCA + 7.71%	63,000
Subordinated financial bills	April 2011	March 2017	100% of CDI + 1.52%	51,000
Subordinated financial bills	April 2011	March 2017	100% of CDI + 1.45%	1,000
Subordinated financial bills	April 2011	April 2017	100% of IPCA + 7.00%	5,000
Subordinated financial bills	April 2011	April 2017	100% of CDI + 1.43%	60,000
Subordinated financial bills	April 2011	April 2017	100% of CDI + 1.44%	31,000
Subordinated financial bills	May 2011	May 2017	100% of IPCA + 7.61%	50,000
Subordinated financial bills	May 2011	May 2017	112% of CDI	804,000
Subordinated financial bills	May 2011	May 2017	100% of CDI + 1.41%	500,000
Subordinated financial bills	May 2011	May 2017	100% of CDI + 1.48%	704,000
Subordinated financial bills	May 2011	May 2017	100% of CDI + 1.42%	78,000
Subordinated financial bills	May 2011	May 2017	100% of CDI + 1.40%	20,000
Subordinated financial bills	June 2011	June 2017	100% of CDI + 1.40%	22,000
Subordinated financial bills	June 2011	June 2017	112% of CDI	11,000
Subordinated financial bills	June 2011	June 2017	100% of IPCA + 7.42%	27,000
Subordinated financial bills	June 2011	June 2017	100% of IPCA + 7.07%	15,000
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.20%	160,000
Subordinated financial bills	September 2010	September 2017	100% of IPCA + 7.0%	20,000
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.95%	20,000
Subordinated financial bills	October 2010	October 2017	100% of IPCA + 6.97%	6,000
Subordinated financial bills	February 2011	February 2018	100% of IPCA + 7.00%	42,000
Subordinated financial bills	June 2011	June 2018	100% of IPCA + 7.53%	5,000
Subordinated financial bills	June 2011	June 2018	100% of IPCA + 7.70%	25,000
Subordinated euronotes	April 2010	April 2020	6.20%	1,730,600
Subordinated euronotes	September 2010	January 2021	5.75%	1,694,200
Subordinated euronotes	January 2011	January 2021	5.75%	418,350
Subordinated euronotes	June 2011	December 2021	6.20%	780,550
Subordinated bonds	April 2008	April 2033	3.50%	73,361
Subordinated bonds	October 2008	October 2033	4.50%	67,766
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (2)	July 2005	Not determined	8.70%	1,195,250

(1)  Subordinated CDBs may be redeemed from November 2011;
(2)  The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity from 0 to 30 days in the amount of R$ 49,557, from 91 to 180 in the amount of R$ 21,777 (R$ 23,580 at June 30, 2010), and over 365 days in the amount of R$ 4,252,638 (R$ 1,784,461 at June 30, 2010), totaling R$ 4,323,972 (R$ 1,808,041 at June 30, 2010).

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Mathematical provision of benefits to be granted and benefits granted	19,971	31,287	55,344,077	45,056,428	-	-	55,364,048	45,087,715
Unearned premiums	2,823,931	2,442,031	-	-	-	-	2,823,931	2,442,031
Unsettled claims	2,252,802	2,099,297	-	-	-	-	2,252,802	2,099,297
Financial surplus	1,504	1,772	469,201	443,380	-	-	470,705	445,152
IBNR	697,614	640,960	10,842	12,665	-	-	708,456	653,625
Premium deficiency	286,566	255,870	-	-	-	-	286,566	255,870
Insufficient contribution	319	130	645,950	519,202	-	-	646,269	519,332
Mathematical provision for redemptions	-	-	-	-	2,706,382	2,352,450	2,706,382	2,352,450
Raffle contingency	-	-	-	-	27,052	23,881	27,052	23,881
Other	18,913	65,420	184,893	282,982	34,073	25,686	237,879	374,088
TOTAL	6,101,620	5,536,767	56,654,963	46,314,657	2,767,507	2,402,017	65,524,090	54,253,441

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Interbank investments – money market	972,123	1,361,225	1,087,394	1,004,823	1,015,617	1,065,104	3,075,134	3,431,152
Securities and derivative financial instruments	2,467,794	1,722,832	55,847,049	45,310,735	1,792,299	1,379,929	60,107,142	48,413,496
PGBL/VGBL fund quotas (1)	-	-	51,123,685	41,190,644	-	-	51,123,685	41,190,644
Government securities - domestic	-	-	35,605,229	29,110,336	-	-	35,605,229	29,110,336
National Treasury Bills	-	-	21,749,971	10,250,261	-	-	21,749,971	10,250,261
National Treasury Notes	-	-	11,930,052	17,428,873	-	-	11,930,052	17,428,873
Financial Treasury Bills	-	-	1,925,206	1,431,202	-	-	1,925,206	1,431,202
Corporate securities	-	-	15,335,261	10,584,749	-	-	15,335,261	10,584,749
Bank deposit certificates	-	-	6,348,369	5,143,516	-	-	6,348,369	5,143,516
Debentures	-	-	4,575,039	3,357,850	-	-	4,575,039	3,357,850
Shares	-	-	1,939,574	1,123,951	-	-	1,939,574	1,123,951
Promissory Notes	-	-	12,292	2,627	-	-	12,292	2,627
Financial Treasury Bills	-	-	2,458,453	955,448	-	-	2,458,453	955,448
Securitized real estate loans	-	-	1,534	1,357	-	-	1,534	1,357
PGBL/VGBL fund quotas	-	-	58,337	1,419,979	-	-	58,337	1,419,979
Derivative financial instruments	-	-	54,635	46,256	-	-	54,635	46,256
Accounts receivable / (payable)	-	-	70,223	29,324	-	-	70,223	29,324
Other assets	2,467,794	1,722,832	4,723,364	4,120,091	1,792,299	1,379,929	8,983,457	7,222,852
Government	774,851	872,886	3,522,078	3,097,876	79,482	44,663	4,376,411	4,015,425
Private	1,692,943	849,946	1,201,286	1,022,215	1,712,817	1,335,266	4,607,046	3,207,427
Receivables from insurance and reinsurance operations (2)	2,700,935	2,520,921	-	-	-	-	2,700,935	2,520,921
Credit rights	957,168	739,848	-	-	-	-	957,168	739,848
Reinsurance	1,743,767	1,781,073	-	-	-	-	1,743,767	1,781,073
Escrow deposits for loss	39,574	37,662	-	-	-	-	39,574	37,662
TOTAL	6,180,426	5,642,640	56,934,443	46,315,558	2,807,916	2,445,033	65,922,785	54,403,231

(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

c) Financial and operating income per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 06/30/2011	01/01 to 06/30/2010	01/01 to 06/30/2011	01/01 to 06/30/2010	01/01 to 06/30/2011	01/01 to 06/30/2010	01/01 to 06/30/2011	01/01 to 06/30/2010

Financial income	127,688	91,411	90,309	62,570	62,616	33,336	280,613	187,317
Financial income	168,956	109,666	2,271,738	1,466,439	154,753	102,063	2,595,447	1,678,168
Financial expenses	(41,268)	(18,255)	(2,181,429)	(1,403,869)	(92,137)	(68,727)	(2,314,834)	(1,490,851)
Operating income	965,507	860,948	13,851	28,666	234,980	222,330	1,214,338	1,111,944
Premiums and contributions	2,707,934	2,459,591	5,382,450	3,832,635	926,125	843,627	9,016,509	7,135,853
Changes in technical provisions	(367,671)	(158,544)	(5,354,504)	(3,784,339)	(10,153)	29,656	(5,732,328)	(3,913,227)
Expenses for claims, benefits, redemptions and raffles	(805,140)	(853,037)	(12,396)	(16,480)	(678,893)	(644,906)	(1,496,429)	(1,514,423)
Selling expenses	(480,487)	(484,818)	(1,483)	(3,572)	(1,829)	(5,983)	(483,799)	(494,373)
Other revenues and expenses	(89,129)	(102,244)	(216)	422	(270)	(64)	(89,615)	(101,886)
Financial and operating income	1,093,195	952,359	104,160	91,236	297,596	255,666	1,494,951	1,299,261

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: the criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 771,882, the main natures of these lawsuits are as follows.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): the expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

-	Other risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2011				01/01 to 06/30/2010
	Civil	Labor	Other	Total	Total
Opening balance	2,973,630	3,985,877	173,140	7,132,647	5,734,330
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(308,810)	(1,112,816)	-	(1,421,626)	(671,889)
Subtotal	2,664,820	2,873,061	173,140	5,711,021	5,062,441
Restatement/Charges	51,251	51,696		102,947	103,515
Changes in the period reflected in results (Notes 13f and 13i)	673,843	394,847	(10,532)	1,058,158	905,073
Increase (*)	878,593	476,735	3,223	1,358,551	1,034,507
Reversal	(204,750)	(81,888)	(13,755)	(300,393)	(129,434)
Payment	(554,394)	(327,678)	-	(882,072)	(615,658)
Subtotal	2,835,520	2,991,926	162,608	5,990,054	5,455,371
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	223,633	1,089,677	-	1,313,310	687,552
Closing balance (Note 13c)	3,059,153	4,081,603	162,608	7,303,364	6,142,923
Closing balance at 06/30/2010 (Note 13c)	2,667,527	3,279,403	195,993	6,142,923
Escrow deposits at 06/30/2011 (Note 13a)	1,770,426	1,608,501	-	3,378,927
Escrow deposits at 06/30/2010 (Note 13a)	1,338,588	1,548,492	-	2,887,080

(*) Civil provisions include the provision for economic plans amounting to R$ 265,467 (R$ 200,392 from January 1 to June 30, 2010) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

PROVISIONS	01/01 to 06/30/2011			01/01 to 06/30/2010
	Legal obligation	Contingencies	Total	Total
Opening balance	5,091,341	2,165,412	7,256,753	7,718,852
(-) Contingencies guaranteed by indemnity clauses	-	(44,474)	(44,474)	(35,331)
Subtotal	5,091,341	2,120,938	7,212,279	7,683,521
Restatement/charges	251,298	29,489	280,787	173,884
Changes in the period reflected in results	301,646	174,865	476,511	106,836
Increase	326,725	208,379	535,104	580,254
Reversal (*)	(25,079)	(33,514)	(58,593)	(473,418)
Payment (*)	(9,099)	(33,888)	(42,987)	(1,942,414)
Subtotal	5,635,186	2,291,404	7,926,590	6,021,827
(+) Contingencies guaranteed by indemnity clauses	-	12,296	12,296	45,041
Closing balance (Note 13c)	5,635,186	2,303,699	7,938,885	6,066,868
Closing balance at June 30, 2010 (Notes 13c and 14c)	4,555,917	1,510,951	6,066,868

(*) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In the first half of 2010 the program included the debits administered by the Federal Reserve Service of Brazil , and the main proposition included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law No. 9,718, of November 27, 1998.

	01/01 to 06/30/2011			01/01 to 06/30/2010
Escrow Deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,660,986	1,021,951	4,682,937	5,076,824
Appropriation of income	159,704	55,369	215,073	134,294
Changes in the period	44,021	90,098	134,119	(882,730)
Deposited	71,204	91,937	163,141	192,649
Withdrawals	(19,378)	(1,071)	(20,449)	(1,071,981)
Conversion into income	(7,805)	(768)	(8,573)	(3,398)
Closing balance	3,864,711	1,167,418	5,032,129	4,328,388
Closing balance at June 30, 2010	3,585,357	743,031	4,328,388

The main discussions related to Legal Obligations are described as follows:

•
PIS and COFINS – Calculation basis – R$ 2,566,641: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,003,625.

•
CSLL – Isonomy – R$ 1,075,521, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 210,907.

•
IRPJ and CSLL –Taxation of profits earned abroad – R$ 475,091: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 475,091.

•
PIS – R$ 374,085 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 99,383.

In the accounting books no amount is recognized in relation to Tax and Social Security Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 5,137,669; the main natures of these lawsuits are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 843,291: cases in which the liquidity and the offset credit certainty are discussed.

•	INSS – Non-compensatory amounts – R$ 657,907: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•
ISS – Banking Institutions – R$ 519,418: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under a Supplementary Law.

•
IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 519,022: we defend that these are necessary operating expenses and deductible for the losses in loan operations and discounts upon their renegotiation and recovery, as provided for the Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 362,611: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

•
IRPJ/CSLL - Interest on capital - R$ 342,905: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on the stockholders’ equity for the year and for prior years.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,663,164 (R$ 1,099,886 at June 30, 2010) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liability and are restricted, deposited or recorded in the amounts below:

	06/30/2011	06/30/2010
Securities (basically Financial Treasury Bills – Note 7b)	1,534,731	1,196,906
Deposits in guarantee	3,339,365	3,166,260

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of its operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)       Other sundry receivables

	06/30/2011	06/30/2010
Deferred tax assets (Note 14b I)	25,697,623	26,815,060
Social contribution for offset (Note 14b I)	818,673	846,758
Taxes and contributions for offset	2,824,388	2,875,342
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,371,494	7,494,648
Escrow deposits for legal liabilities – civil and labor (Note 12b)	3,378,927	2,887,080
Escrow deposits for foreign fund raising program	1,608,438	539,460
Receivables from reimbursement of contingent liabilities (Note 12c)	1,663,164	1,099,886
Sundry domestic debtors	1,022,663	791,686
Sundry foreign debtors	119,185	137,440
Retirement plan assets (Note 19)	1,620,015	-
Recoverable payments	56,774	36,889
Salary advances	210,328	187,659
Amounts receivable from related companies	79,900	18,771
Operations without credit granting characteristics	341,076	239,683
Securities and credits receivable	646,797	570,548
(Allowance for loan losses)	(305,721)	(330,865)
Other	143,428	98,432
Total	47,956,076	44,068,794

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 249,750 (R$ 271,289 at June 30, 2010) and Deferred Tax Assets of R$ 810,727 (R$ 680,839 at June 30, 2010) (Note 14b I).

b) Prepaid expenses

	06/30/2011	06/30/2010
Commissions	1,756,609	1,616,296
Related to vehicle financing	804,296	1,116,546
Related to insurance and pension plan	122,466	283,601
Restricted to commissions/partnership agreements	579,718	327,523
Other	250,129	216,149
Fundo Garantidor de Crédito (*)	433,153	620,313
Advertising	404,697	403,432
Other	336,204	278,691
Total	2,930,663	3,246,255

(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)  Other sundry liabilities

	06/30/2011	06/30/2010
Provisions for contingent liabilities (Note 12b)	9,607,063	7,724,039
Provisions for sundry payments	2,001,849	1,928,741
Personnel provision	1,267,493	1,117,981
Sundry creditors - local	1,077,947	570,146
Sundry creditors - foreign	717,939	241,893
Liabilities for official agreements and rendering of payment services	1,636,215	441,467
Related to insurance operations	987,603	985,849
Liabilities for purchase of assets and rights	42,926	67,632
Creditors of funds to be released	1,071,404	588,116
Funds from consortia participants	80,298	76,852
Provision for Retirement Plan Benefits (Note 19)	230,005	135,098
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	-	520,721
Provision for health insurance (2)	615,097	601,316
Expenses for lease interests (Note 4i)	280,575	84,644
Other	77,044	225,455
Total	19,693,455	15,309,950

(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

In ITAÚ UNIBANCO HOLDING, Other Sundry Liabilities is basically composed of Liabilities for Share-Based Instruments.

d)   Banking service fees

	01/01 to 06/30/2011	01/01 to 06/30/2010
Asset management	1,274,773	1,195,141
Funds management fees	1,222,660	1,171,641
Consortia management fee	52,113	23,499
Current account services	332,429	268,691
Credit cards	3,495,937	3,067,133
Annual fees	554,124	488,522
Other services	2,941,813	2,578,611
Relationship with stores	2,751,426	2,403,781
Credit card processing	190,387	174,830
Sureties and credits granted	835,835	699,318
Loan operations	493,550	419,637
Guarantees provided	342,285	279,681
Receipt services	630,931	639,361
Collection fees	490,705	516,592
Collection services	140,226	122,769
Other	958,797	821,693
Brokerage	249,152	265,122
Custody services and management of portfolio	104,296	90,866
Economic and financial advisory	179,272	133,759
Foreign exchange services	39,226	36,019
Other services	386,851	295,927
Total	7,528,702	6,691,337

e)       Income from bank charges

	01/01 to 06/30/2011	01/01 to 06/30/2010
Loan operations/registration	770,124	636,398
Deposit account	73,125	86,775
Transfer of funds	62,994	60,390
Service package fees and other	704,751	753,106
Total	1,610,994	1,536,669

f)       Personnel expenses

	01/01 to 06/30/2011	01/01 to 06/30/2010
Compensation	(4,145,035)	(3,806,057)
Charges	(985,931)	(964,114)
Welfare benefits	(762,155)	(797,716)
Training	(117,036)	(88,370)
Labor claims and termination of employees (Note 12b)	(567,904)	(240,043)
Total	(6,578,061)	(5,896,300)

g)       Other administrative expenses

	01/01 to 06/30/2011	01/01 to 06/30/2010
Data processing and telecommunications	(1,737,794)	(1,461,137)
Depreciation and amortization	(682,146)	(646,573)
Installations	(1,020,468)	(1,054,395)
Third-party services	(1,525,930)	(1,297,352)
Financial system services	(216,435)	(190,750)
Advertising, promotions and publication	(436,949)	(517,623)
Transportation	(282,752)	(277,303)
Materials	(219,011)	(187,570)
Security	(240,169)	(210,537)
Travel expenses	(86,492)	(69,056)
Other	(234,227)	(207,620)
Total	(6,682,373)	(6,119,916)

h)      Other operating revenues

	01/01 to 06/30/2011	01/01 to 06/30/2010
Reversal of operating provisions	58,000	352,269
Contingent assets and liabilities and legal liabilities – tax and social security (Note 12b)	143	332,052
Other	57,857	20,217
Recovery of charges and expenses	46,984	32,668
Other	117,793	271,320
Total	222,777	656,258

i)      Other operating expenses

	01/01 to 06/30/2011	01/01 to 06/30/2010
Provision for contingencies (Note 12b)	(813,955)	(659,797)
Civil lawsuits	(673,843)	(659,317)
Tax and social security contributions	(150,644)	-
Other	10,532	(480)
Selling - Credit cards	(940,073)	(684,140)
Claims	(285,171)	(269,965)
Provision for health insurance (Note 13c)	(8,733)	(5,325)
Refund of interbank costs	(99,721)	(89,181)
Other	(352,500)	(274,247)
Total	(2,500,153)	(1,982,655)

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 06/30/2011	01/01 to 06/30/2010

Income before income tax and social contribution	10,169,224	8,985,261
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(4,067,690)	(3,594,105)

Increase/decrease to income tax and social contribution charges arising from:
Permanent (additions) exclusions	1,037,693	1,290,848
Investments in affiliates	(45,199)	60,458
Foreign exchange variation on investments abroad	(479,834)	91,389
Interest on capital	838,346	751,493
Dividends, interest on external debt bonds and tax incentives	191,099	166,620
Other (*)	533,281	220,888
Temporary (additions) exclusions	(781,333)	321,376
Allowance for loan losses	(925,937)	(1,475,988)
Excess (insufficiency) of depreciation of leased assets	(166,855)	709,893
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(92,175)	(138,450)
Interest on capital	(151,129)	(59,914)
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(233,200)	675,416
Realization of goodwill on purchase of investments	858,307	827,713
Integration expenditures with ITAÚ UNIBANCO merger	-	129,483
Other	(70,344)	(346,777)
(Increase) offset of tax losses/social contribution loss carryforwards	(67,585)	(856,345)
Expenses for income tax and social contribution	(3,878,915)	(2,838,226)
Related to temporary differences
Increase (reversal) for the period	848,918	534,969
Increase (reversal) for prior periods	488,066	286,978
Income (expenses) from deferred taxes	1,336,984	821,947
Total income tax and social contribution	(2,541,931)	(2,016,279)
(*) It includes the effect arising from the Program for Cash or Installment Payment of Federal Taxes – Law No. 11,941/09 (Note 22k).

II -	Composition of tax expenses:

	01/01 to 06/30/2011	01/01 to 06/30/2010
PIS and COFINS	(1,687,153)	(1,401,446)
ISS	(319,851)	(365,295)
Other	(152,622)	(150,166)
Total (Note 4p)	(2,159,626)	(1,916,907)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 131,210 (R$ 15,007 from 01/01 to 06/30/2010).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	06/30/2010	06/30/2011	12/31/2010	Realization / Reversal	Increase	06/30/2011	06/30/2010
Reflected in income and expense accounts
Related to income tax and social contribution loss carryforwards			2,998,746	(746,497)	1,049,060	3,301,309	4,031,726
Related to disbursed provisions			14,186,050	(2,958,344)	3,164,887	14,392,593	14,831,204
Allowance for loan losses			8,859,857	(2,148,619)	3,124,110	9,835,348	8,615,252
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			38,789	(38,789)	19,830	19,830	213,664
Allowance for real estate			97,538	(14,279)	-	83,259	100,395
Goodwill on purchase of investments			5,042,680	(732,113)	-	4,310,567	5,722,817
Other			147,186	(24,544)	20,947	143,589	179,076
Related to non-disbursed provisions (*)	22,545,853	21,629,129	7,428,041	(1,601,704)	2,157,022	7,983,359	7,906,378
Related to the operation	16,441,853	16,570,714	5,887,367	(1,601,704)	1,977,835	6,263,498	5,831,018
Legal liabilities – tax and social security	2,254,256	2,306,251	1,313,554	(55,084)	48,616	1,307,086	1,224,927
Provision for contingent liabilities	7,721,774	7,006,405	2,417,799	(464,856)	730,129	2,683,072	2,400,173
Civil lawsuits	2,668,275	2,804,771	1,038,062	(164,496)	234,419	1,107,985	994,199
Labor claims	2,349,996	2,568,049	883,981	(253,172)	340,854	971,663	850,898
Tax and social security contributions	2,618,848	1,567,130	462,671	(39,908)	154,856	577,619	470,674
Other	84,655	66,455	33,085	(7,280)	-	25,805	84,402
Adjustments of operations carried out in futures settlement market	149,244	24,731	54,693	(49,500)	2,300	7,493	120,634
Provision related to health insurance operations	601,316	615,097	242,546	-	3,493	246,039	240,526
Other non-deductible provisions	5,715,263	6,618,230	1,858,775	(1,032,264)	1,193,297	2,019,808	1,844,758
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,104,000	5,058,415	1,540,674	-	179,187	1,719,861	2,075,360
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)			116,468	(96,106)	-	20,362	45,752
Total	22,545,853	21,629,129	24,729,304	(5,402,650)	6,370,969	25,697,623	26,815,060
Social contribution for offset arising from Option provided for in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			847,216	(28,543)	-	818,673	846,758

(*)
From a financial point of view, rather than recording the provision of R$ 21,629,129 (R$ 22,545,853 at June 30, 2010) and deferred tax assets of R$ 7,983,359 (R$ 7,906,378 at June 30, 2010), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 25,697,623 (R$ 26,815,060  at June 30, 2010) to R$ 17,714,264 (R$ 18,908,682 at June 30, 2010).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 810,727 (R$ 680,839 at June 30, 2010) and are basically represented by legal losses of R$ 411,987 (R$ 564,499 at June 30, 2010) and provision for legal liabilities – tax and social security of R$ 266,691 (R$ 130,969 at June 30, 2010), which expected realization is dependent upon the progress of the lawsuit.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2010	Realization / Reversal	Increase	06/30/2011	06/30/2010
Reflected in income and expense accounts	10,119,317	(1,642,378)	1,504,522	9,981,461	9,295,007
Depreciation in excess – leasing	8,295,516	(1,180,302)	1,013,447	8,128,661	8,238,919
Restatement of escrow deposits and contingent liabilities	804,109	(53,464)	141,606	892,251	744,296
Adjustment to market value of trading securities and derivative financial instruments	340,340	(340,340)	184,075	184,075	143,095
Provision for Pension Plan Benefits	458,093	-	122,560	580,653	-
Adjustments of operations carried out in futures settlement market	56,993	(1,435)	12,196	67,754	58,058
Taxation of results abroad – capital gains	42,477	-	8,392	50,869	35,309
Other	121,789	(66,837)	22,246	77,198	75,330
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	260,511	(98,237)	24,379	186,653	171,581
Total	10,379,828	(1,740,615)	1,528,901	10,168,114	9,466,588

At ITAÚ UNIBANCO, the Provision for deferred income tax and social contributions totals R$ 3,366 (R$ 2,797 at June 30, 2010), basically represented by Restatement of escrow deposits and contingent liabilities.

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
2011	6,724,798	933,223	7,658,021	131,809	(1,831,362)	5,958,468
2012	4,275,040	1,621,141	5,896,181	244,146	(2,251,623)	3,888,704
2013	4,044,274	636,895	4,681,169	350,966	(2,554,638)	2,477,497
2014	2,367,506	56,167	2,423,673	65,295	(1,664,636)	824,332
2015	2,669,872	34,197	2,704,069	8,819	(1,111,142)	1,601,746
Over 2015	2,314,824	19,686	2,334,510	17,638	(754,713)	1,597,435
Total	22,396,314	3,301,309	25,697,623	818,673	(10,168,114)	16,348,182
Present value (*)	19,756,429	3,058,445	22,814,874	738,352	(8,927,140)	14,626,086
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 1,343,737 is unrecorded (R$ 2,069,205 at June 30, 2010).

c)	Tax and social security contributions

	6/30/2011	6/30/2010
Taxes and contributions on income payable	2,310,931	1,274,043
Taxes and contributions payable (*)	1,171,512	4,342,438
Provision for deferred income tax and social contribution (Note 14b II)	10,168,114	9,466,588
Legal liabilities – tax and social security	5,635,186	4,555,917
Total	19,285,743	19,638,986
(*) At June 30, 2011 the amounts subject to installment payment under the Program for Cash or Installment Payment of Federal Taxes, introduced by Law No. 11,941, of May 27, 2009, were settled.

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 738,907 (R$ 398,363 at June 30, 2010) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 633,739 (R$ 394,765 at June 30, 2010), whose nature refers to PIS and COFINS - Revenue x Gross revenue. we request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	06/30/2011	06/30/2010
Taxes paid or provided for	7,875,483	5,879,985
Taxes withheld and collected from third parties	5,907,572	3,936,249
Total	13,783,055	9,816,234

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2010	Amortization of goodwill	Dividends paid/provided for (1)	Equity in earnings of subsidiaries and affiliated companies (2)	Adjustments in marketable securities of subsidiaries and affiliates and Other	Corporate restructuring	Balances at 06/30/2011	Balances at 06/30/2010	Equity in earnings of subsidiaries and affiliates from 01/01 to 06/30/2010
Domestic		61,007,900	(3,168)	(10,356,986)	4,746,938	(48,186)	(4,020,244)	51,326,254	58,168,932	4,064,495
Itaú Unibanco S.A.	(3a)(4a)(5a)(6)	45,678,429	(3,168)	(4,794,871)	2,973,957	(6,568)	-	43,847,779	44,501,662	2,629,696
Banco ITAÚ BBA S.A.	(4b)(5b)	6,265,960	-	(2,284,436)	614,225	(33,178)	-	4,562,571	5,261,151	325,942
Itaú-BBA Participações S.A.		1,750,799	-	(615,564)	165,312	(8,940)	-	1,291,607	1,444,315	86,806
Banco Itaucard S.A.	(4c)(5c)(7)	2,907,164	-	(2,662,115)	860,825	1,417	-	1,107,291	2,614,919	804,209
Itaú Corretora de Valores S. A.	(7)	472,033	-	-	44,965	8	-	517,006	500,810	118,553
Itauseg Participações S.A.	(8)	3,933,515	-	-	87,654	(925)	(4,020,244)	-	3,846,075	99,289
Foreign		2,022,024	(25,705)	-	8,032	(630)	157,750	2,161,471	2,075,440	157,627
Itaú Chile Holding, INC.	(3b)	1,686,391	(22,621)	-	2,568	(470)	157,750	1,823,618	1,720,701	124,204
Banco Itaú Uruguay S.A.	(3c)	225,982	(2,356)	-	(6,207)	(160)	-	217,259	233,930	17,852
OCA S.A.	(3d)	75,184	(626)	-	12,177	-	-	86,735	85,187	13,769
OCA Casa Financeira S.A.	(3e)	32,168	(91)	-	(528)	-	-	31,549	33,306	1,858
ACO Ltda.	(3f)	2,299	(11)	-	22	-	-	2,310	2,316	(56)
GRAND TOTAL		63,029,924	(28,873)	(10,356,986)	4,754,970	(48,816)	(3,862,494)	53,487,725	60,244,372	4,222,122

(1)	Income receivable includes Dividends receivable;
(2)	At June 30, 2011, includes foreign exchange variation in the amount of R$ (90,826);
(3)	At June 30, 2011, includes goodwill in the amounts of: (a) R$ 46,462; (b) R$ 248,828; (c) R$ 25,916; (d) R$ 6,887; (e) R$ 1,000; (f) R$ 117;
(4)
At June 30, 2011, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 943 and R$ (7,383); (b) R$ 88 and R$ 0; (c) R$ 25,509 and R$ (74,862);

(5)
At June 30, 2011, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively  in the amounts of: (a) R$ (8,855) and R$ (1,816); (b) R$ 6,554 and R$ (70,616); and

(c)	R$ (8,452) and R$ (30);
(6)	At June 30, 2011, includes installment of dividends provided for in the amount of R$ 49,145;
(7)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(8)	Investment sold to Banco Itaucard S.A. on April 11, 2011.

				Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share	Equity share in
Companies	Capital	Stockholders’ equity	Net income for the period	Common	Preferred	Quotas	in voting capital (%)	Capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	43,761,374	2,981,868	2,081,169,523	2,014,258,290	-	100.00%	100.00%
Banco Itaú BBA S.A.	4,224,086	5,881,643	771,303	3,041,104	5,284,526	-	57.55%	78.77%
Itaú-BBA Participações S.A.	838,401	1,291,606	165,312	170,647	341,294	-	100.00%	100.00%
Banco Itaucard S.A.	15,553,776	17,288,854	933,128	3,592,433,657	1,277,933,118	-	1.51%	2.04%
Itaú Corretora de Valores S. A.	1,046,841	1,658,022	49,769	-	811,503	-	-	1.94%
Foreign
Itaú Chile Holding, INC.	436,263	1,574,791	97,552	100	-	-	100.00%	100.00%
Banco Itaú Uruguay S.A.	139,860	191,345	(8,973)	1,639,430,739	-	-	100.00%	100.00%
OCA S.A.	12,815	79,847	11,280	1,502,176,740	-	-	100.00%	100.00%
OCA Casa Financeira S.A.	16,538	30,549	(960)	646	-	-	100.00%	100.00%
ACO Ltda.	11	2,211	(8)	-	-	131	99.24%	99.24%

II -	Composition of investments

	06/30/2011	06/30/2010
Investment in affiliates	1,858,411	2,155,891
Domestic	1,428,109	1,428,957
Serasa S.A.	266,181	251,118
Porto Seguro Itaú Unibanco Participações S.A.	1,121,598	1,018,700
Tecnologia Bancária S.A.	40,247	41,467
Other	83	117,672
Foreign	430,302	726,934
Banco BPI, S.A. (BPI) (*)	429,864	726,934
Other	438	-
Other investments	1,301,373	1,277,190
Investments through tax incentives	160,575	161,444
Equity securities	10,837	9,165
Shares and quotas	383,695	349,232
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	519,096	530,179
(Allowance for loan losses)	(185,413)	(174,126)
Total	2,974,371	3,258,955
(*)	At June 30, 2011 such investment was adjusted in the amount of R$ 236,152 to recognize its market value based on the share price.

III -	Equity in earnings of affiliates and other investments

	01/01 to 06/30/2011	01/01 to 06/30/2010
Investment in affiliates - Domestic	97,197	114,217
Investment in affiliates – Foreign (Note 14a II)	(210,193)	36,927
Dividends received from Other investments	70,700	52,432
Other	(773)	(7,129)
Total	(43,069)	196,447

b) Fixed assets, goodwill and intangible assets

		CHANGES				06/30/2011		06/30/2010
	NET BALANCE AT 12/31/2010	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (3)	OTHER	COST	ACCUMULATED DEPRECIATION/ AMORTIZATION	NET BOOK AMOUNT	NET BOOK AMOUNT
REAL ESTATE IN USE	4,723,791	704,774	(62,016)	(568,994)	(16,191)	11,474,533	(6,693,168)	4,781,365	4,215,845
REAL ESTATE IN USE (1)	1,769,522	22,677	(17,743)	(48,638)	(15,168)	3,250,273	(1,539,623)	1,710,650	1,777,427
Land	971,170	300	(13,273)	-	3,785	961,982	-	961,982	967,849
Buildings	798,352	22,377	(4,470)	(48,638)	(18,953)	2,288,291	(1,539,623)	748,668	809,578
OTHER FIXED ASSETS	2,954,269	682,097	(44,273)	(520,356)	(1,023)	8,224,260	(5,153,545)	3,070,715	2,438,418
Improvements	625,257	93,662	(38)	(107,367)	5,274	1,138,766	(521,978)	616,788	536,375
Installations	266,520	74,290	(393)	(24,563)	6,758	850,365	(527,753)	322,612	366,899
Furniture and equipment	428,408	69,640	(13,035)	(31,287)	(18,412)	865,874	(430,560)	435,314	356,132
EDP systems	1,404,459	424,944	(26,673)	(331,782)	5,403	4,835,578	(3,359,227)	1,476,351	969,847
Other (communication, security and transportation)	229,625	19,561	(4,134)	(25,357)	(46)	533,676	(314,027)	219,649	209,165
GOODWILL (Notes 2a, b and 4k)	67,617	-	-	-	-	67,617	-	67,617	24,288
INTANGIBLE ASSETS	2,933,858	732,543	(4,821)	(498,768)	(39,064)	5,374,729	(2,250,981)	3,123,748	2,999,282
RIGHTS FOR ACQUISITION OF PAYROLLS (2)	1,129,854	83,419	(4,821)	(312,539)	(18,076)	2,388,708	(1,510,871)	877,837	1,326,034

OTHER INTANGIBLE ASSETS	1,804,004	649,124	-	(186,229)	(20,988)	2,986,021	(740,110)	2,245,911	1,673,247
Association for the promotion and offer of financial products and services (4)	1,115,272	32,261	-	(60,577)	(5,953)	1,165,218	(84,215)	1,081,003	1,038,569
Expenditures on acquisition of software	532,148	316,863	-	(99,561)	(6,380)	1,273,930	(530,860)	743,070	444,964
Other intangible assets	156,584	300,000	-	(26,091)	(8,655)	546,873	(125,035)	421,838	189,714
GRAND TOTAL	7,725,266	1,437,317	(66,837)	(1,067,762)	(55,255)	16,916,879	(8,944,149)	7,972,730	7,239,415

(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(3)	Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations;
(4)
Includes in the Other column the amount of R$ 16,379 thousand determined in the first half of 2011 related to the recoverable amount, according to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at June 30, 2010), of which R$ 31,689,731 (R$ 31,606,165 at June 30, 2010) refers to stockholders domiciled in the country and R$ 13,310,269 (R$ 13,393,835 at June 30, 2010) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Shares of capital stock at 12/31/2010 and 06/30/2011	2,289,286,475	2,281,649,744	4,570,936,219
Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628,577)
Purchase of shares	-	15,500,000	15,500,000	(557,991)
Exercised options - Granting of stock options – Simple and Bonus options	-	(3,622,788)	(3,622,788)	75,377
Disposals – stock option plan	-	(2,178,337)	(2,178,337)	63,191
Treasury shares at June 30, 2011 (*)	2,202	36,264,890	36,267,092	(1,048,000)
Outstanding shares at June 30, 2011	2,289,284,273	2,245,384,854	4,534,669,127
Outstanding shares at June 30, 2010	2,289,284,273	2,244,637,429	4,533,921,702

(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price at June 30, 2011:

Cost/Market value	Common	Preferred
Minimum	-	34.69
Weighted average	-	36.00
Maximum	-	37.40
Treasury shares
Average cost	9.65	28.90
Market value	30.80	36.45

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I -	Calculation

Net income	5,769,625
Adjustments:
(-) Legal reserve	(288,481)
Dividend calculation basis	5,481,144
Mandatory minimum dividends paid/provided for	1,370,286	25.0%

II –	Payments/Provision of interest on capital and dividends

	Gross	WTF	Net
Paid/Prepaid	272,780	-	272,780
Dividends - 05 monthly installments of R$ 0.012 per share paid from February to June 2011	272,780	-	272,780

Provided for (*)	1,281,571	(184,065)	1,097,506
Dividends - 1 monthly installment of R$ 0.012 per share, paid on July 1, 2011	54,474	-	54,474
Interest on capital - R$ 0.2706 per share	1,227,097	(184,065)	1,043,032

Total from 01/01 to 06/30/2011 - R$ 0,3020 net per share	1,554,351	(184,065)	1,370,286
Total from 01/01 to 06/30/2010 - R$ 0.4241 net per share	2,204,825	(281,793)	1,923,032
(*) Recorded in Other Liabilities – Social and Statutory.

c) Capital and revenue reserves

	06/30/2011	06/30/2010
CAPITAL RESERVES	619,298	565,460
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	334,681	280,843
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	29,946,904	21,546,227
Legal	3,541,997	2,984,510
Statutory:	26,404,907	18,203,786
Dividends equalization (1)	7,903,045	6,082,584
Working capital increase (2)	8,084,973	4,881,992
Increase in capital of investees (3)	10,416,889	7,239,210
Unrealized profits (4)	-	357,931

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2011	01/01 to 06/30/2010	06/30/2011	06/30/2010
ITAÚ UNIBANCO HOLDING	5,769,625	4,891,890	74,486,158	66,383,901
Amortization of goodwill	1,362,883	1,504,915	(8,403,362)	(11,309,940)
Unrealized income (loss) and Other	-	2,337	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	7,132,508	6,399,142	66,082,796	55,073,961

e)        Minority interest in subsidiaries

	Stockholders’ equity		Results
	06/30/2011	06/30/2010	01/01 to 06/30/2011	01/01 to 06/30/2010
Unibanco Participações Societárias S.A.	1,234,866	1,158,167	(44,489)	(44,982)
Itau Bank, Ltd. (1)	616,299	711,167	-	-
Redecard S.A.	683,207	708,570	(302,220)	(363,421)
Biu Participações S.A.	113,680	96,311	(10,881)	(12,439)
Itaú Gestão de Ativos S.A.	60,701	59,142	(590)	894
Biogeração de Energia S.A.	24,188	28,141	889	(321)
Investimentos Bemge S.A.	18,075	16,924	(591)	(483)
Investment funds	547,550	735,048	(27,690)	(31,313)
Other	10,741	86,034	(2,689)	(1,770)
Total	3,309,307	3,599,504	(388,261)	(453,835)

(*)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program, simple options are granted, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA over the period of at least one (1) and at the most three (3) months related to the last exercise months to which the options refer. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting periods of Partner Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner shares are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is  equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held for periods from 5 to 8 years, counted from the own shares acquisition date.

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance				To be exercised	To be exercised
No.	date	until	until	price (R$1)	exercise price	market price	12/31/2010	Granted	Exercised	Cancelled	at 06/30/2011	at 06/30/2010

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.22	12.89	38.60	712,942	-	273,943	-	438,999	1,579,067
27th	02/01/2005	05/05/2009	01/31/2011	16.52	17.90	39.15	12,650	-	12,650	-	-	12,650
11th	02/21/2005	12/31/2009	12/31/2012	18.60	18.27	37.05	2,877,600	-	1,362,125	-	1,515,475	4,273,630
11th	08/01/2005	12/31/2009	12/31/2012	18.60	18.27	37.05	27,500	-	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	18.60	-	-	11,357	-	-	-	11,357	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	17.90	39.15	16,389	-	16,389	-	-	203,402
34th	03/21/2007	03/21/2010	03/20/2011	35.94	-	-	75,901	-	-	75,901	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	28.48	-	-	52,710	-	-	-	52,710	52,710
29th	09/19/2005	09/19/2010	09/18/2011	21.59	-	-	12,650	-	12,650	-	-	25,300
12th	02/21/2006	12/31/2010	12/31/2013	27.68	27.20	37.51	8,025,250	-	938,725	-	7,086,525	9,300,284
12th	08/06/2007	12/31/2010	12/31/2013	27.68	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	31.47	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	35.94	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2011	03/21/2012	35.89	-	-	29,518	-	-	-	29,518	29,518
36th	05/14/2008	05/14/2011	05/13/2012	44.66	-	-	25,301	-	-	-	25,301	25,301
Total options to be exercised					20.79	37.22	12,875,221	-	2,643,982	105,419	10,125,820	16,612,073
30th	07/04/2006	07/04/2011	07/03/2012	28.48	-	-	52,707	-	-	-	52,707	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	31.54	-	-	21,083	-	-	-	21,083	21,083
13th	02/14/2007	12/31/2011	12/31/2014	35.24	34.82	36.93	8,546,975	-	507,375	106,425	7,933,175	9,177,025
13th	08/06/2007	12/31/2011	12/31/2014	35.24	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.24	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	35.94	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	35.89	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	44.66	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	36.36	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	40.63	-	-	10,846,487	-	-	1,427,659	9,418,828	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	40.63	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	40.63	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	44.66	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	26.57	26.46	36.57	15,067,330	-	94,850	83,490	14,888,990	16,749,610
15th	10/28/2009	12/31/2013	12/31/2016	26.57	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	43.16	-	-	6,126,609	-	-	74,386	6,052,223	6,258,877
18th	05/11/2010	12/31/2014	12/31/2017	43.16	-	-	1,206,340	-	-	12,082	1,194,258	1,290,289
37th	04/19/2011	12/31/2015	12/31/2018	42.16	-	-	-	9,863,110	-	-	9,863,110	-
Total options outstanding					33.50	36.87	42,242,233	9,863,110	602,225	1,704,042	49,799,076	45,409,778
Total simple options					23.15	37.16	55,117,454	9,863,110	3,246,207	1,809,461	59,924,896	62,021,851

Partner options
04th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906	420,451
Total options to be exercised						37.22	416,487	-	376,581	-	39,906	420,451
05th	09/03/2008	09/03/2011	-	-	-	-	490,624	-	-	11,687	478,937	497,496
06th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	21,339	719,023	754,840
07th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446	79,446
01st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	12,577	316,604	339,717
03rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
04th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	16,016	399,914	419,893
08th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	33,483	343,433	-
09th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	30,280	329,711	-
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	-
05th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	22,255	467,871	496,998
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	61,009	1,879,978	-
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	10,121	1,575,420	-
06th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	35,004	704,604	754,086
07th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
08th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	33,483	343,393	-
09th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	30,810	329,152	-
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	-
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	62,161	1,878,790	-
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	10,360	1,575,137	-
Total options outstanding					-	-	8,789,308	3,171,038	-	390,585	11,569,761	3,455,395
Total partner options					-	37.22	9,205,795	3,171,038	376,581	390,585	11,609,667	3,875,846

TOTAL SIMPLE/PARTNER OPTIONS					23.15	37.16	64,323,249	13,034,148	3,622,788	2,200,046	71,534,563	65,897,697

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BOVESPA, adjusted by the IGP-M variation.

				Price of
				the
Granting		Vesting	Exercise	underlying	Fair	Expected	Risk-free	Expected
No.	Date	period	period until	asset	value	dividends	interest rate	volatility

Simple Options
37th	04/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Bonus Options (*)
12th	02/28/2011	02/28/2014	-	37.00	33.85	2.97%	-	-
12th	02/28/2011	02/28/2014	-	37.00	31.83	2.97%	-	-

(*) The fair value of bonus option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to June 30, 2011 was R$ 80,112 (R$ 56,134 from January 1 to June 30, 2010), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	154,669
(-) Cost of treasury shares sold	(138,568)
(+) Write-off of cost recognized of exercised options	55,548
Effect on sale (*)	71,649
(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”,  entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A..

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)		ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	06/30/2011	06/30/2010	01/01 to 06/30/2011	01/01 to 06/30/2010	06/30/2011	06/30/2010	01/01 to 06/30/2011	01/01 to 06/30/2010
Interbank investments	25,628,076	10,427,662	877,312	398,568	1,737,534	-	88,104	-
Itaú Unibanco S.A.	25,628,076	10,427,662	877,312	398,568	-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	490,880	-	25,056	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	334,748	-	15,646	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	911,761	-	47,394	-
Other	-	-	-	-	145	-	8	-
Derivative financial instruments	-	(2,143)	(312)	(880)	-	-	-	-
Itaú Unibanco S.A.	-	(2,143)	(312)	(880)	-	-	-	-
Deposits	(4,012,223)	(3,177,246)	(188,615)	(103,022)	(6,578)	-	(569)	-
Itaú Unibanco S.A.	(4,012,223)	(3,177,246)	(188,615)	(103,022)	-	-	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	-	-	-	(5,266)	-	(557)	-
Banco Investcred Unibanco S.A.	-	-	-	-	(1,312)	-	(12)	-
Repurchase agreements	-	-	-	-	(97,256)	(68,354)	(5,244)	(1,711)
Itaúsa Empreendimentos S.A.	-	-	-	-	(56,648)	(49,883)	-	(1,109)
Duratex S.A.	-	-	-	-	(5,585)	(5,588)	(1,004)	-
Elekeiroz S.A.	-	-	-	-	-	(12,631)	(1,317)	(602)
Itautec S.A.	-	-	-	-	(9,856)	-	-	-
FIC Promotora de Venda Ltda.	-	-	-	-	(8,251)	-	(364)	-
Facilita Promotora S.A.	-	-	-	-	(6,515)	-	(302)	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(3,349)	-	(265)	-
Banco Investcred Unibanco S.A.	-	-	-	-	(7,052)	-	(675)	-
Porto Seguro S.A.	-	-	-	-	-	-	(8)	-
Other	-	-	-	-	-	(252)	(1,309)	-
Amounts receivable from (payable to) related companies	(3,925)	(352)	-	16	(63,150)	(59,174)	-	135,790
Itaú Unibanco S.A.	(3,557)	-	-	16	-	-	-	-
Itaú Corretora de Valores S. A.	(368)	(352)	-	-	-	-	-	-
Itaúsa Investimentos S.A.	-	-	-	-	67,081	63,234	-	135,790
Porto Seguro S.A.	-	-	-	-	(927)	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(2,016)	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(740)	-	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(167)	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	(13,802)	-	-	-
Fundação Itaubanco	-	-	-	-	1,098	1,086	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	278	199	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-	(9,563)	(11,407)	-	-
Fundação BEMGEPREV	-	-	-	-	(3,207)	(13,271)	-	-
UBB Prev Previdência Complementar	-	-	-	-	(19,194)	(15,267)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(81,123)	(83,748)	-	-
Other	-	-	-	-	(868)	-	-	-
Banking service fees (expenses)	-	-	(2,277)	-	-	-	27,688	10,713
Itaú Corretora de Valores S. A.	-	-	(2,277)	-	-	-	-	-
Fundação Itaubanco	-	-	-	-	-	-	10,233	6,207
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	2,337	1,309
UBB Prev Previdência Complementar	-	-	-	-	-	-	662	2,042
Itaúsa Investimentos S.A.	-	-	-	-	-	-	333	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	840	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	436	-
Olímpia Promoção e Serviços S.A.	-	-	-	-	-	-	810	-
Porto Seguro S.A.	-	-	-	-	-	-	10,569	-
Other	-	-	-	-	-	-	1,468	1,155
Rent revenues/(expenses)	-	-	(113)	-	-	-	(18,601)	(15,249)
Itaúsa Investimentos S.A.	-	-	(8)	-	-	-	(697)	-
Itaú Seguros S.A.	-	-	(80)	-	-	-	-	-
Fundação Itaubanco	-	-	-	-	-	-	(12,831)	(11,658)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(4,251)	(3,211)
Other	-	-	(25)	-	-	-	(822)	(380)
Donation expenses	-	-	-	-	-	-	(27,190)	(21,025)
Instituto Itaú Cultural	-	-	-	-	-	-	(27,000)	(20,917)
Fundação Itaú Social	-	-	-	-	-	-	(190)	(108)
Data processing expenses	-	-	(28)	-	-	-	(147,279)	(135,744)
Itautec S.A.	-	-	(28)	-	-	-	(147,279)	(135,744)
Non-Operating Income	-	-	-	-	-	-	48,088	-
Itaúsa Investimentos S.A.	-	-	-	-	-	-	48,088	-
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses, the amount of R$ 4,602 (R$ 8,591 from 01/01 to 06/30/2010) in view of the use of common structure.

In accordance with the rules in effect, financial institutions cannot grant loans or advances to the following:

a)	any individual or company that controls the Institution or any entity under common control, or to any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualified to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and supporter of Instituto Itaú Cultural (IIC), an entity which objective is to promote and preserve the Brazilian cultural heritage.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	06/30/2011	06/30/2010
Compensation	157,134	125,134
Board of Directors	2,899	1,659
Management members	154,235	123,475
Profit sharing	106,524	116,347
Board of Directors	1,000	2,500
Management members	105,524	113,847
Contributions to pension plans	3,618	1,520
Board of Directors	82	376
Management members	3,536	1,144
Stock option plan – Management members	69,340	56,134
Total	336,616	299,135

Information related to the granting of stock option plan, benefits to employees and post-employment benefits are detailed in Notes 16f IV and 19, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	06/30/2011	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2010

Interbank deposits	15,279,798	13,683,202	15,284,062	13,700,908	4,264	17,706	4,264	17,706
Securities and derivative financial instruments	180,732,945	126,779,992	181,298,638	127,352,103	949,619	1,094,161	565,693	572,111
Adjustment of available-for-sale securities					372,711	537,692	-	-
Adjustment of held-to-maturity securities					576,908	556,469	565,693	572,111
Loan, lease and other credit operations	293,189,034	239,033,955	293,297,580	239,398,399	108,546	364,444	108,546	364,444
Investments
BM&FBovespa	58,107	58,107	465,066	522,242	406,959	464,135	406,959	464,135
BPI	429,864	726,934	429,864	573,225	-	(153,709)	-	(153,709)
Cetip S.A.	30,333	34,682	362,470	313,547	332,137	278,865	332,137	278,865
Redecard S.A.	683,628	709,014	7,914,135	8,580,377	7,230,507	7,871,363	7,230,507	7,871,363
Serasa S.A.	266,181	251,118	646,851	641,753	380,670	390,635	380,670	390,635
Parent company	176,093	166,128	556,763	556,763	380,670	390,635	380,670	390,635
Minority stockholders (1)	90,088	84,990	90,088	84,990	-	-	-	-
Fundings and borrowings (2)	175,409,408	143,557,403	175,498,515	143,587,503	(89,107)	(30,100)	(89,107)	(30,100)
Subordinated debt (Note 10f)	37,826,792	28,966,446	38,025,424	29,219,997	(198,632)	(253,551)	(198,632)	(253,551)
Treasury shares	1,048,000	875,738	1,321,923	1,202,957	-	-	273,923	327,219
Total unrealized					9,124,963	10,043,949	9,014,960	9,849,118
(1)	The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2)	Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3)	It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)

Fundação BEMGEPREV	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
(1)      Defined benefit plan;
(2)      Variable contribution plan;
(3)      Defined contribution plan;
(4)      The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter, which is not receiving supplementary retirement by the PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed.  As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010.

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2011	2010
Discount rate (1)	9.72% p.a.	10,24% p.a.
Expected return rate on assets	12,32 % p.a.	12,32% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7,12 % p.a.	7,12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4,00% p.a.
Inflation	4.00 % p.a.	4,00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit
(1) Upon determination for amounts at the 01/01/2010 base date, the discount rate of 10.24% p.a was adopted.
(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

At June 30, 2011, the allocation of plan assets and the allocation target for 2011, by type of asset, are as follows:

			% Allocation
Types	At 06/30/20011	At 06/30/20010	06/30/2011	06/30/2010	2011 Target
Fixed income securities	10,197,681	8,138,305	87.58%	80.00%	53% to 100%
Variable income securities	1,050,561	1,658,768	9.03%	16.31%	0% to 25%
Structured investments	13,695	14,267	0.12%	0.14%	0% to 10%
Foreign investments	3,961	4,622	0.03%	0.05%	0% to 3%
Real estate	349,281	333,100	3.00%	3.27%	0% to 4%
Loans to participants	24,477	23,828	0.21%	0.23%	0% to 5%
Other realizable amounts	3,785	-	0.03%	0.00%	0% to 3%
Total	11,643,441	10,172,890	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 478,186 (R$ 886,785 at 06/30/2010), and real estate rented to Group companies, with a fair value of R$  299,073 (R$ 311,209 at 06/30/2010).

The expected income from defined benefit plan assets are based on projections of returns for each of the portfolios detailed above. For the fixed-income segment, the adopted  interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted.  For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted.  For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	06/30/2011	06/30/2010
1 - Net assets of the plans	11,643,441	10,172,890
2 - Actuarial liabilities	(10,106,711)	(8,828,220)
3- Surplus (1-2)	1,536,730	1,344,670
4- Asset restriction (*)	(1,215,740)	(1,043,042)
5 - Net amount recognized in the balance sheet (3-4)	320,990	301,628
Amount recognized in Assets	443,570	432,045
Amount recognized in Liabilities	(122,580)	(130,417)
(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period from 01/01 to 06/30/2011 were recognized in Results under “General and administrative expenses”.

IV - Change in net assets, actuarial liabilities, and surplus

	06/30/2011			06/30/2010
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,167,828	(9,815,180)	1,352,648	14,757,268	(11,180,214)	3,577,054
Effects of the partial spin-off of PAC (1);	-	-	-	(5,147,142)	2,709,982	(2,437,160)
Inclusion of Redecard plan	60,817	(55,897)	4,920	-	-	-
Expected return on assets (3)	673,037	-	673,037	741,601	-	741,601
Cost of current service	-	(47,152)	(47,152)	-	(43,628)	(43,628)
Cost of interest	-	(467,086)	(467,086)	-	(500,523)	(500,523)
Benefits paid	(280,220)	280,220	-	(261,921)	261,921	-
Contributions of sponsor	15,869	-	15,869	13,056	-	13,056
Contributions of participants	4,507	-	4,507	16,672	-	16,672
Actuarial gain/(loss) (2) (3)	1,603	(1,616)	(13)	53,356	(75,758)	(22,402)
Present value – end of the period	11,643,441	(10,106,711)	1,536,730	10,172,890	(8,828,220)	1,344,670
(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Itaubanco Defined Contribution Plan, which migration process resulted in the reduction and partial settlement of PAC payables. The reduction which implied a decrease in payables and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Itaubanco CD Plan had all of their amounts payable settled by PAC through the initial contribution of the assets previously held by PAC for individual accounts corresponding to the Itaubanco CD plan. PAC is no longer respnsible for any retirement benefit at the PAC level related to these participants. After the partial termination of PAC, assets were transferred from PAC to Itaubanco CD plan
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) The actual return on assets amounted to R$ 674,640 (R$ 794,957 at 06/30/2010).

V- Total expenses recognized in income for the year

Total expenses recognized in defined benefit plans include components, as follows:

	06/30/2011	06/30/2010
Cost of current service	(47,152)	(43,628)
Cost of interest	(467,086)	(500,523)
Expected return on the plan assets	673,037	741,601
Effects of the partial spin-off of PAC	-	(2,437,160)
Effect on asset restriction	(107,062)	1,990,397
(Gain) loss for the year	(13)	(22,402)
Contributions of participants	4,507	16,672
V- Total expenses recognized in income for the year	56,231	(255,043)

During the period, contributions made totaled R$ 15,869 (R$ 13,056 at June 30, 2010). The contribution rate increase is based on the beneficiary's salary.

In 2011, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 37,155.

c) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At June 30, 2011, the amount recognized in assets is R$ 1,176,445.

Total revenue recognized in defined benefit plans includes the following components:

	06/30/2011	06/30/2010
Effects of the partial spin-off of PAC	-	1,476,743
Contributions	(73,601)	(43,684)
Actuarial gain/(loss)	(1,380)	208
Effect on asset restriction	82,259	(457,893)
Total revenue recognized in income for the year	7,278	975,374

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity from January 1 to June 30, 2011, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “General and administrative expenses”.

During the period, contributions to the defined contribution plans, including PGBL, totaled R$ 93,022 (R$ 63.377 at June 30, 2010), of which R$ 73,601 (R$ 43,684 at June 30, 2010) were from pension funds.

d)	Other Post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the reported prepared by independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding, are as follows:

	06/30/2011	06/30/2010
At the beginning of the year	(105,335)	(100,280)
Cost of interest	(4,984)	(4,999)
Benefits paid	2,894	2,792
At the end of the year	(107,425)	(102,487)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity from January 1 to June 30, 2011, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period were recognized in Results under “General and administrative expenses”.

II-	Assumptions and sensibilities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 28b l), the 8.16%p.a. increase in medical costs assumption is adopted.

Assumptions related to rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	1,477	(1,137)
Effects on present value of obligation	14,121	11,394

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Banco Itaú Paraguay		Other foreign companies (7)		Foreign consolidated (8)
	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010
ASSETS
Current assets and long-term receivables
Cash and cash equivalents	1,674,585	1,539,904	123,214	99,597	1,238,075	1,559,726	1,881,379	3,472,983	415,955	450,849	644,798	457,163	208,716	181,243	1,098,536	866,169	4,490,368	5,300,966
Interbank investments	11,615,897	5,518,095	290,204	171,786	609,264	2,585,893	5,019,371	4,597,858	15,371	74,736	663,184	603,569	63,383	114,979	331,543	-	11,888,204	7,070,436
Securities	32,927,582	18,071,555	187,132	201,140	1,833,636	1,387,600	5,175,125	4,712,516	1,454,562	1,568,605	399,100	765,049	391,058	368,901	518	2,120	41,048,559	24,585,015
Loan, lease and other credit operations	24,806,786	23,825,357	1,549,490	1,354,480	5,878,232	5,199,406	266,604	276,524	9,623,291	7,738,026	1,525,316	1,206,232	1,617,680	1,107,095	5,331	19,163	45,197,040	40,632,755
Foreign exchange portfolio	21,774,115	15,789,907	49,822	73,217	1,652,684	5,759,870	716,470	562,791	190,026	579,028	1,570	39,789	59,656	49,046	-	-	24,038,963	16,860,285
Other assets	1,449,128	767,739	359,002	372,861	356,339	175,411	2,009,086	869,618	353,318	342,974	492,045	392,270	443,743	349,962	175,744	111,955	5,593,741	3,379,946
Permanent assets
Investments	25,614	-	1,944	2,068	214,101	372,949	37,301	40,333	661	1,009	535	361	806	782	226,341	381,032	468,548	733,585
BPI (Note 14a II)	-	-	-	-	210,633	370,736	-	-	-	-	438	-	-	-	219,231	356,197	429,864	726,933
Other investments	25,614	-	1,944	2,068	3,468	2,213	37,301	40,333	661	1,009	97	361	806	782	7,110	24,835	38,684	6,652
Fixed and intangible assets	15,018	24,951	84,313	59,877	162,134	197,991	2,318	1,491	204,126	183,708	22,212	19,976	20,363	16,136	38,064	22,225	548,548	526,403
Total	94,288,725	65,537,508	2,645,121	2,335,026	11,944,465	17,238,846	15,107,654	14,534,114	12,257,310	10,938,935	3,748,760	3,484,409	2,805,405	2,188,144	1,876,077	1,402,664	133,273,971	99,089,391

LIABILITIES
Current and long-term liabilities
Deposits	30,374,901	21,140,788	1,858,919	1,792,613	4,546,587	7,295,520	1,793,132	1,637,165	7,403,330	7,280,394	2,943,964	2,719,046	2,047,962	1,720,352	28,527	5	42,750,127	33,093,430
Demand deposits	4,745,219	6,097,634	482,415	447,792	2,131,430	2,886,952	846,523	1,198,859	1,311,443	1,405,683	1,665,274	1,462,183	744,497	595,601	-	-	9,092,468	9,312,369
Savings deposits	-	-	535,319	460,635	-	-	-	-	-	-	987,713	854,899	880,874	788,005	-	-	2,403,906	2,103,540
Interbank deposits	8,895	2,734,387	82,350	52,683	1,492,981	2,146,102	-	222,892	-	12	7,421	20,706	-	79,485	28,527	-	1,214,166	1,049,051
Time deposits	25,620,787	12,308,767	758,835	831,503	922,176	2,262,466	946,609	215,414	6,091,887	5,874,699	283,556	381,258	422,591	257,261	-	5	30,039,587	20,628,470
Deposits received under securities repurchase agreements	5,913,154	3,949,102	186,768	66,204	-	-	1,927,262	869,641	136,028	218,412	-	-	-	-	-	-	6,865,570	4,427,263
Funds from acceptance and issuance of securities	4,951,718	1,132,460	-	-	2,993,602	1,714,162	2,723,132	2,555,866	1,005,227	312,559	-	-	-	-	-	-	11,673,671	5,711,954
Borrowings and onlending	11,856,699	7,864,850	89,932	34,732	636,575	618,655	51,873	64,843	969,924	664,790	42,886	3,202	134,643	24,159	-	35,736	13,783,520	9,274,746
Derivative financial instruments	2,394,514	1,297,685	942	427	375,001	181,189	1,141,482	1,082,961	117,600	71,602	2,312	311	-	-	-	-	2,711,731	1,408,094
Foreign exchange portfolio	21,699,682	15,788,035	49,871	72,763	1,654,456	5,767,561	704,046	558,915	191,114	575,245	1,570	38,445	52,933	49,138	-	-	23,948,292	16,856,739
Other liabilities	7,115,825	4,549,366	228,590	209,998	388,433	270,430	891,262	863,577	858,431	389,003	449,245	408,736	168,536	102,044	126,030	74,147	10,134,711	6,789,475
Deferred income	41,665	4,505	-	-	21,274	11,888	140	292	720	178	4,832	-	87	108	1,859	3,221	70,577	20,193
Minority interest in subsidiaries	-	-	32,276	821	60	37	-	30	146	121	-	-	-	-	4	9	241	269
Stockholders' equity
Capital and reserves	9,009,392	9,146,546	208,761	161,480	1,392,507	1,321,057	5,949,038	6,957,232	1,477,238	1,347,574	302,613	271,489	336,364	245,483	1,777,365	1,316,062	20,446,736	20,703,465
Result for the period	931,175	664,171	(10,938)	(4,012)	(64,030)	58,347	(73,713)	(56,408)	97,552	79,057	1,338	43,180	64,880	46,860	(57,708)	(26,516)	888,795	803,763
Total	94,288,725	65,537,508	2,645,121	2,335,026	11,944,465	17,238,846	15,107,654	14,534,114	12,257,310	10,938,935	3,748,760	3,484,409	2,805,405	2,188,144	1,876,077	1,402,664	133,273,971	99,089,391
Statement of income
Income from financial operations	1,538,317	825,867	136,759	123,510	218,574	72,013	60,135	26,052	434,392	335,383	52,931	92,569	119,572	84,376	37,507	(64,354)	2,563,632	1,460,650
Expenses of financial operations	(673,932)	(151,484)	(38,564)	(35,204)	(173,774)	(7,635)	(120,456)	(65,860)	(201,241)	(105,475)	(5,815)	(5,134)	(24,161)	(15,605)	(1,786)	(1,000)	(1,189,571)	(360,277)
Result of loan losses	55,217	(4,918)	(8,039)	(9,434)	(1,420)	13,799	-	-	(24,857)	(63,622)	(10,492)	(8,719)	(7,788)	(4,241)	(1,154)	(19,163)	1,467	(96,297)
Gross income from financial operations	919,602	669,465	90,156	78,872	43,380	78,177	(60,321)	(39,808)	208,294	166,286	36,624	78,716	87,623	64,530	34,567	(84,517)	1,375,528	1,004,076
Other operating revenues (expenses)	11,662	(4,837)	(100,455)	(89,778)	(86,612)	1,563	(12,506)	(16,024)	(87,622)	(69,839)	(22,284)	(19,997)	(14,934)	(13,107)	(76,040)	74,099	(404,630)	(131,324)
Operating income	931,264	664,628	(10,299)	(10,906)	(43,232)	79,740	(72,827)	(55,832)	120,672	96,447	14,340	58,719	72,689	51,423	(41,473)	(10,418)	970,898	872,752
Non-operating income	(12)	(454)	570	7,032	-	(93)	159	-	(1,009)	(380)	49	(12)	(268)	1,231	501	(98)	(739)	7,225
Income before taxes on income and profit sharing	931,252	664,174	(9,729)	(3,874)	(43,232)	79,647	(72,668)	(55,832)	119,663	96,067	14,389	58,707	72,421	52,654	(40,972)	(10,516)	970,159	879,977
Income tax	(77)	(3)	-	-	(18,516)	(21,299)	-	-	(22,098)	(17,002)	(13,051)	(15,527)	(7,541)	(5,794)	(16,738)	(16,001)	(78,022)	(75,626)
Statutory participation in income	-	-	-	-	(2,280)	-	(1,045)	(575)	-	-	-	-	-	-	-	-	(3,325)	(575)
Minority interest in subsidiaries	-	-	(1,209)	(138)	(2)	(1)	-	(1)	(13)	(8)	-	-	-	-	2	1	(17)	(13)
Net income (loss)	931,175	664,171	(10,938)	(4,012)	(64,030)	58,347	(73,713)	(56,408)	97,552	79,057	1,338	43,180	64,880	46,860	(57,708)	(26,516)	888,795	803,763
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch,  Uruguay Brach, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco  Grand Cayman Branch;

(2)	Banco Itaú Argentina S.A,Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I and Itaú Sociedad de Bolsa S.A.
(3)
IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%),  Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd.,  Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS Ltda, BIE Directors Ltd, BIE Nominees, Lda,  Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; only at  06/30/2011, Banco Itau Suisse S.A; only at  06/30/2010, BIEL Holdings AG and Fin Trade.

(4)
Itau Bank Ltd., BFB Overseas Cayman, Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, Itau USA Asset Management, Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. e UBT Finance S.A.; only at 06/30/2010, BFB Overseas N.V.

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A.

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A and Unión Capital AFAP S.A;
(7)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of  Itaú USA Inc), Itaú International Investment LLC,  Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited (new company name of Itaú Middle East Securities Limited), Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V, Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd.; only at 06/30/2011, Itaú Beijing Investment Consultancy Limited; only at 06/30/2010, Zux SGPS, Lda., Agate SARL, Amethyst Holding Ltd., Spinel Corporation and Tanzanite Corporation.

(8)	Foreign consolidated information presents balances net of elimination from consolidation.

NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on income, capital and liquidity of the Bank.

Risk management is considered by Itaú Unibanco Holding an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk-return ratio.

At Itaú Unibanco Holding, Risk Management is the process in which:

•	Existing and potential risks of a transaction are identified;
•	Risk limits consistent with the Board of Directors’ guidelines and the bank’s business strategies are established;
•	Policies, procedures and methodologies consistent with the pre-approved risk limits are approved;
•	The bank’s risk portfolio is managed considering the best risk-return ratio;
•	The economic capital is allocated consistently with the incurred risks.

The nature of this process interweaves the whole institution, and senior management, through committees, defines the global objectives that are passed on as goals and limits to the risk management business units. Control units, in turn, support senior management, providing accounts of the results of the risk consolidated monitoring. This process is continuous, permanently reviewed and supports the Group’s strategies.

The control structure of Market, Credit, Liquidity, Operational and Underwriting risks is centralized at Itaú Unibanco Holding aiming at assuring that the various control units of the group follow the established policies and procedures. The identification, consolidation and monitoring of risks are carried out so as to provide information for the decision-making of the senior management committees. Further details on the risk control process can be found on the Investor Relations website (www.itau-unibanco.com.br/ri), in the following route Corporate Governance/Risk Management – Circular 3,477.

I – Market Risk

Market risk is the possibility of incurring losses arising from the changes in the market values of positions held by a financial institution, including the risks of transactions subject to changes in foreign exchange and interest rates, shares and commodity prices.

The market risk management is the process through which the institution plans, monitors and controls the risks of changes in the market prices of financial instruments, aiming at optimizing the risk-return ratio, by using an appropriate structure of management limits, models and tools.

The scope of the market risk control carried out by Itaú Unibanco Holding is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, Itaú Unibanco’s Market Risk Management Policy is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, being a set of principles that drive the institution’s strategy towards control and management of market risk of all business units and legal entities of the Group.

The document that outlines the guidelines set out by this internal policy on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The control of market risk is carried out by an area independent from business ones, and is responsible for carrying out daily measurement, assessment and report activities by way of control units set in the legal entities. It also performs the monitoring, assessment and consolidated reporting of market risk information, aiming at providing feedback for the follow up of the superior committees and complying with the regulatory bodies in Brazil and abroad.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at Itaú Unibanco Holding.

The risk management process starts with the setting of limits, which are approved by the Superior Institutional Treasury Committee (CSTI). The market risk limits are structured in accordance with the guidelines established by the Superior Risk Policies  Committee (CSRisc), based on the evaluation of the projection of balance sheet results, the size of the net worth and risk profile of each legal entity, and are defined within risk measures used in the management.

In addition to the use of the established limits, the other market risk control measures are also reported to these committees.

The market risk analyses are conducted based on the following metrics:

•
Statistical Value at Risk (VaR): Statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the defined time period and confidence level;

•
Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based on prospective  scenarios);

•	Stop Loss Alert: effective losses added to the maximum potential loss in optimistic and pessimistic scenarios;

•
Unrealized Income (RaR): assessment of the difference between the appropriated interest amount and the market value, in a usual scenario and stressed scenarios, reflecting accounting asymmetries. This is the risk measure used to managerially assess the risk of the banking portfolio.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. Among them, the following is included:

•	Gap analysis: graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV1): impact on the market value of cash flows, when submitted to an increase in 1 basis point per year in the current interest rates; and

•	Stop Loss: the maximum loss that a portfolio classified into trading portfolio may reach.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity. In June 2011 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 79 million (R$ 134 million in March 2011).

Sensitivity of the portfolio to changes in market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464 of June 26, 2007 and Circular No. 3,354 of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are separated in Trading and Banking portfolios. The market risk measurement is made according to this separation.

 The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 195 million and R$ 390 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 222 million and R$ 441 million, respectively.

The sensitivity analyses shown are a static evaluation of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified, minimizing the sensitivity towards significant losses. In addition, we point out that the presented results are not necessarily translated into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The method, parameter and assumptions of this analysis are presented on the Investor Relations website (www.itau-unibanco.com.br/ri) in the route: Corporate Governance / Risk Management – Circular 3,477.

II – Credit Risk

Credit risk is the possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, Itaú Unibanco Holding has a structure for and a policy on credit risk management approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

 The objective of Itaú Unibanco Holding’s credit risk management is to maximize the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to the risk of each business.

Itaú Unibanco Holding establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and changes in consumption.

Itaú Unibanco Holding’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by an independent structure, evaluating the result of their application in groups to which credits were granted. In wholesale, the credit proposals are analyzed on a case by case basis, through an approval-level mechanism that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of their approval.

To protect the institution against losses arising from loan operations, Itaú Unibanco Holding considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past due amounts are taken into account.

Itaú Unibanco Holding recognizes a provision additional to that required by the monetary authority, aiming at ensuring a provision level compatible with the expected loss, calculated based on parameters for capital calculation (Note 8c). This provision is usually quantified in view of the past performance of loan portfolios, based on exposure, probability of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The increasing sophistication of the banking environment and businesses and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but that now requires a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, Itaú Unibanco Holding formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. Itaú Unibanco Holding opted for the use of the Alternative Standardized Approach.

The description of the structure for the operational risk management is available on the Investor Relations website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Rules and Policies/Public Access Report – Operational Risk.

IV – Liquidity Risk

Liquidity risk is the possibility of occurring imbalances between tradable assets and falling due liabilities – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V - Underwriting Risk

Underwriting risk is the risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its underwriting policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

Itaú Unibanco has been using models for managing its insurance operations since 2006. The models are built and adjusted by a specialized team responsible for analyzing and controlling the risks associated to underwriting of the insurance company’s products based on mathematical models that capture these risks for the adequate allocation of managerial capital.

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	06/30/2011	06/30/2010
Permanent foreign investments	21,335,531	21,507,228
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(37,178,584)	(38,991,747)
Net foreign exchange position	(15,843,053)	(17,484,519)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Investment funds	289,075,135	262,227,652	289,075,135	262,227,652	3,127	1,776
Fixed income	258,081,200	240,765,502	258,081,200	240,765,502	2,262	1,480
Shares	30,993,935	21,462,150	30,993,935	21,462,150	865	296
Managed portfolios	156,299,714	137,417,081	90,316,782	82,461,075	15,143	16,764
Customers	89,793,979	75,159,247	74,618,429	67,965,201	15,075	16,684
Itaú Group	66,505,735	62,257,834	15,698,353	14,495,874	68	80
TOTAL	445,374,849	399,644,733	379,391,917	344,688,727	18,270	18,540
(*)    It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	06/30/2011	06/30/2010
Monthly estimate of installments receivable from participants	62,454	45,493
Group liabilities by installments	4,469,451	2,808,021
Participants – assets to be delivered	4,186,454	2,612,324
Funds available for participants	408,814	305,945
(In units)
Number of managed groups	717	656
Number of current participants	190,721	140,107
Number of assets to be delivered to participants	120,906	83,681

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companyies totaled R$ 190 (R$ 108 at June 30, 2010) in the period, and the Foundation’s social net assets totaled R$ 2,666,259 (R$ 508,464 at June 30, 2010). The income arising from its investments will be used to achieve the Foundation's social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 27,000 (R$ 20,917 from January 1 to June 30, 2010).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to June 30, 2011 and 2010, the consolidated companies did not make any donation.

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2011 and 2010, the consolidated companies did not make any donation.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 06/30/2011	01/01 to 06/30/2010
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Notes 12b and 14)	508,993	144,712
Provision for contingencies - economic plans	(175,314)	(211,200)
Market value based on the share price - BPI (Note15a II)	(155,860)	-
Total	177,819	(66,488)

l)
Reclassifications for comparison purposes – The Company carried out reclassifications in the balances of June 30, 2010, for financial statements comparison purposes, in view of the change in the percentage used for financial statements consolidation purposes (Note 2b), and regrouping of the following headings: in the Balance Sheet, the reclassification of the Reward Program from Other Liabilities – Credit Card Operations to Deferred Income. In the Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues and the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees, in compliance with CVM Resolution No. 597, of September 15, 2009.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	641,589,840	(4,608,008)	636,981,832
CASH AND CASH EQUIVALENTS	12,415,203	(284,254)	12,130,949
INTERBANK INVESTMENTS	115,116,869	365,735	115,482,604
Money market	98,372,955	(4,705)	98,368,250
Interbank deposits	13,312,762	370,440	13,683,202
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	128,824,584	(2,044,592)	126,779,992
Own portfolio	41,421,094	(624,457)	40,796,637
Derivative financial instruments	7,901,374	(3,428)	7,897,946
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	41,436,196	(245,552)	41,190,644
Assets guaranteeing technical provisions - other securities	8,394,007	(1,171,155)	7,222,852
INTERBANK ACCOUNTS	62,171,119	(4)	62,161,115
Central bank deposits	57,983,144	(4)	57,983,140
INTERBRANCH ACCOUNTS	43,241	(253)	42,988
LOAN, LEASE AND OTHER CREDIT OPERATIONS	240,598,812	(1,564,857)	239,033,955
Operations with credit granting characteristics	263,498,372	(1,841,841)	261,656,531
(Allowance for loan losses)	(22,899,560)	276,984	(22,622,576)
OTHER RECEIVABLES	78,530,850	(1,195,724)	77,335,126
Income receivable	787,184	4,396	791,580
Receivables from insurance and reinsurance operations	3,818,722	(538,946)	3,279,776
Sundry	44,729,968	(661,174)	44,068,794
OTHER ASSETS	3,899,162	115,941	4,015,103
Assets held for sale	313,054	(32,513)	280,541
Prepaid expenses	3,097,801	148,454	3,246,255
PERMANENT ASSETS	9,993,150	510,189	10,503,339
INVESTMENTS	2,132,170	1,126,785	3,258,955
Investments in affiliates	1,022,352	1,133,539	2,155,891
Other investments	1,287,680	(10,490)	1,277,190
(Allowance for loan losses)	(177,862)	3,736	(174,126)
REAL ESTATE IN USE	4,478,173	(262,328)	4,215,845
Real estate in use	4,377,102	(1,122,606)	3,254,496
Other fixed assets	6,481,756	697,035	7,178,791
(Accumulated depreciation)	(6,380,685)	163,243	(6,217,442)
GOODWILL	-	24,288	24,288
INTANGIBLE ASSETS	3,377,838	(378,556)	2,999,282
Other intangible assets	2,701,221	(406,809)	2,294,412
(Accumulated amortization)	(1,763,708)	28,253	(1,735,455)
TOTAL ASSETS	651,582,990	(4,097,819)	647,485,171
CURRENT AND LONG-TERM LIABILITIES	592,581,862	(4,355,689)	588,226,173
DEPOSITS	189,656,779	13,880	189,670,659
Demand deposits	25,280,832	5,458	25,286,290
Interbank deposits	2,307,493	(35,930)	2,271,563
Time deposits	109,099,066	44,352	109,143,418
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	157,260,928	18,237	157,279,165
Own portfolio	100,999,897	5,318	101,005,215
Third-party portfolio	42,443,719	12,919	42,456,638
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	18,904,418	(17,826)	18,886,592
Real estate, mortgage, credit and similar notes	9,972,589	(17,826)	9,954,763
INTERBANK ACCOUNTS	4,636,742	(274,731)	4,362,011
Correspondents	1,424,518	(274,731)	1,149,787
INTERBRANCH ACCOUNTS	2,765,471	(137)	2,765,334
Internal transfer of funds	25,758	(137)	25,621
BORROWINGS AND ONLENDING	38,070,593	(65,400)	38,005,193
Borrowings	13,321,231	(65,401)	13,255,830
Onlending	24,749,362	1	24,749,363
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	56,001,086	(1,747,645)	54,253,441
OTHER LIABILITIES	118,436,686	(2,282,067)	116,154,619
Collection and payment of taxes and contributions	3,738,477	(411)	3,738,066
Social and statutory	3,404,933	(23,562)	3,381,371
Tax and social security contributions	20,281,101	(642,115)	19,638,986
Credit card operations	25,527,237	(1,354,750)	24,172,487
Sundry	15,571,179	(261,229)	15,309,950
DEFERRED INCOME	186,898	398,635	585,533
MINORITY INTEREST IN SUBSIDIARIES	3,740,269	(140,765)	3,599,504
TOTAL LIABILITIES	651,582,990	(4,097,819)	647,485,171

STATEMENT OF INCOME	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
INCOME FROM FINANCIAL OPERATIONS	37,270,901	(343,735)	36,927,166
Loan, lease and other credit operations	24,907,026	(220,053)	24,686,973
Securities and derivative financial instruments	8,373,391	(33,729)	8,339,662
Financial income from insurance, pension plan and capitalization operations	1,768,115	(89,947)	1,678,168
Foreign exchange operations	955,113	1	955,114
Compulsory deposits	1,267,256	(7)	1,267,249
EXPENSES OF FINANCIAL OPERATIONS	(16,291,878)	33,458	(16,258,420)
Money market	(13,838,266)	(1,225)	(13,839,491)
Financial expenses on technical provisions for pension plan and capitalization	(1,525,468)	34,617	(1,490,851)
Borrowings and onlending	(928,144)	66	(928,078)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	20,979,023	(310,277)	20,668,746
RESULT OF LOAN LOSSES	(6,073,246)	93,343	(5,979,903)
Expenses for allowance for loan losses	(7,885,843)	121,315	(7,764,528)
Income from recovery of credits written off as loss	1,812,597	(27,972)	1,784,625
GROSS INCOME FROM FINANCIAL OPERATIONS	14,905,777	(216,934)	14,688,843
OTHER OPERATING REVENUES (EXPENSES)	(5,821,065)	97,942	(5,723,123)
Banking service fees	6,882,354	(191,017)	6,691,337
Asset management	1,214,261	(19,120)	1,195,141
Current account services	280,404	(11,713)	268,691
Credit cards	3,192,172	(125,039)	3,067,133
Sureties and credit granted	700,110	(792)	699,318
Receipt services	639,796	(435)	639,361
Other	855,611	(33,918)	821,693
Result from insurance, pension plan and capitalization operations	1,366,509	(254,565)	1,111,944
Personnel expenses	(6,067,944)	171,644	(5,896,300)
Other administrative expenses	(6,312,506)	192,590	(6,119,916)
Tax expenses	(1,977,645)	60,738	(1,916,907)
Equity in earnings of affiliates and other investments	116,418	80,029	196,447
Other operating revenues	704,258	(48,000)	656,258
Other operating expenses	(2,069,178)	86,523	(1,982,655)
OPERATING INCOME	9,084,712	(118,992)	8,965,720
NON-OPERATING INCOME	17,976	1,565	19,541
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	9,102,688	(117,427)	8,985,261
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL INCOME TAX AND SOCIAL CONTRIBUTION	(2,090,336)	74,057	(2,016,279)
Due on operations for the period	(2,883,048)	44,822	(2,838,226)
Related to temporary differences	792,712	29,235	821,947
PROFIT SHARING	(116,347)	342	(116,005)
Management members - Statutory - Law No. 6,404 of 12/15/1976	(116,347)	342	(116,005)
MINORITY INTEREST IN SUBSIDIARIES	(496,863)	43,028	(453,835)
NET INCOME	6,399,142	-	6,399,142

m)	Transaction with Carrefour

On April 14, 2011, Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda. ("Carrefour Brazil"), entered into an Agreement for the Purchase and Sale of Shares in order to purchase 49% of Banco CSF S.A. ("Banco Carrefour") for R$ 725 million, corresponding to a multiple Price/Profit for 2010 of 11.6. The completion of the transaction depends on the approval of the Central Bank of Brazil.

Auditor’s Report

To the Directors and Stockholders
Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco S.A. (the “Bank”) standing alone, which comprise the balance sheet as at June 30, 2011 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2011 and the consolidated statements of income and cash flows for the six-month period then ended, and a summary of significant accounting policies  and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the  preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of  Itaú Unibanco S.A. and of Itaú Unibanco S.A. and its subsidiaries as at June 30, 2011, and the  financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have audited the Bank’s and the consolidated statements of value added for the six-month period ended June 30, 2011, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, August 1, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23                              A Listed Company                              NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website http://www.itau.com – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Committee Activities

The Committee met fifteen times in the period from March to July 2011, a total of 19 days. In addition, in a session on August 1st, the Committee analyzed the financial statements as of June 30, 2011 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

Risk Management and Internal Controls

During the first half of 2011, the Committee examined, during meetings with the Risk Control Director, aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity and market risks. Through meetings with the Operational Risk and Compliance Director, the Committee also monitored the implementation and application of the framework for operational risk management.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

Based on the information brought to its attention, the Audit Committee considers the efforts that have been made to ensure the effectiveness of the existing internal controls and risk management systems to be positive. It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures.

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in compliance with the corporate guidelines. Based on the information brought to its attention from the areas in charge, in the work carried out by the Internal Audit and the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its compliance, making itself aware of work performed that was not planned and providing an opinion on the cancellation of works envisaged in the plan.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented during the Committee’s work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published together with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

At a meeting on March 31 the Committee further recommended to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco as of December 31, 2010, prepared in accordance with the international accounting standards issued by the IASB.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the  consolidated financial statements of Itaú Unibanco Holding S.A., as of  June 30, 2011.

São Paulo, August 1st, 2011.

The Audit Committee

Gustavo Jorge Laboissière Loyola – President

Alkimar Ribeiro Moura

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the period from January to June 2011, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, August 1, 2011.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member